As filed with the Securities and Exchange Commission on July 5, 2007
Registration No. 333-142210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Airvana, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3661	04-3507654
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

19 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Randall S. Battat
President and Chief Executive Officer
Airvana, Inc.
19 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark G. Borden, Esq. Peter N. Handrinos, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Keith F. Higgins, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to public:  as soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued July 5, 2007

8,300,000 Shares

COMMON STOCK

Airvana, Inc. is offering 8,300,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “AIRV.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $        A SHARE

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Airvana

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,245,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on          , 2007.

MORGAN STANLEY	LEHMAN BROTHERS

DEUTSCHE BANK SECURITIES	UBS INVESTMENT BANK

          , 2007

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We use various trademarks and trade names in our business, including without limitation, Airvana and AirVista. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 7 and our consolidated financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.

AIRVANA, INC.

Overview

Airvana is a leading provider of network infrastructure products used by wireless operators to provide mobile broadband services. Our software and hardware products, which are based on Internet Protocol, or IP, technology, enable wireless networks to deliver broadband-quality multimedia services to mobile phones, laptop computers and other mobile devices. These services include Internet access, e-mail, music downloads, video, IP-TV, gaming, push-to-talk and voice-over-IP, or VoIP. Broadband multimedia services are growing rapidly as business users and consumers increasingly use mobile devices to work, communicate, play music and video, and access the Internet.

Our products leverage our expertise in three technologies — wireless communications, IP and broadband networking. IP technology is the foundation of our solutions. Our solutions enable new services and deliver carrier-grade mobility, scalability and reliability with relatively low operating and capital costs. As a result, our products have advantages over products based on circuit-switched or legacy communication protocols.

Our current mobile broadband network products are based on a wireless communications standard called CDMA2000 1xEV-DO, or EV-DO. In 2002, we began delivering products based on the first generation EV-DO standard known as Revision 0, or Rev 0, which has been deployed throughout the networks of many wireless operators. Our next version of software is based on the second generation EV-DO standard known as Revision A, or Rev A, which provides increased data speeds and supports push-to-talk and VoIP. Certain major wireless operators are currently deploying this new, faster technology in their networks.

We are developing new products to address the markets for fixed-mobile convergence, or FMC, and in-building mobile broadband services. We recently commenced trials of our first FMC product. Our FMC products will enable operators to take advantage of wireline broadband connections that already exist in most offices and homes to deliver wireless services through a combination of mobile and Wi-Fi networks. Our FMC products under development include versions to support CDMA, UMTS and WiMAX networks. We also utilize our mobile broadband technology and products in specialized applications, such as military and public safety communications, that require their own mobile networks.

We sell our EV-DO products primarily through an original equipment manufacturer, or OEM, agreement with Nortel Networks. Through Nortel Networks, we have sold EV-DO product licenses for use by over 30 operators worldwide, including Alltel, Bell Mobility, Sprint Nextel, Telefonica, Telus and Verizon Wireless. Also, we have entered into OEM agreements with Alcatel-Lucent to develop and sell additional EV-DO products and with Qualcomm to sell EV-DO systems.

We collaborate with our OEM customers to develop and negotiate pricing for specific features for future product releases and specified software upgrades. Because we do not sell the same products and upgrades to more than one customer, we are unable to establish fair value for these products and upgrades. As a result, we are required to defer most of our revenue from sales to our OEM customers until we ship specified upgrades that were committed to the OEM customer at the time of sale. Because of this deferral, we believe that our product and service billings are a better reflection of our sales activity in any period.

In the first quarter of fiscal 2007, our revenue was $0.3 million, our cash flow from operating activities was $61.2 million and our operating loss was $21.5 million. In fiscal 2006, our revenue was $170.3 million, our cash flow from operating activities was $25.1 million and our operating income was $57.1 million. Our research and development team is comprised of approximately 400 engineers, and we have spent over $195.0 million on the development of our products over the past seven years.

Market Opportunity

Mobile broadband services fulfill needs of both consumers and business users. For consumers, mobile broadband presents an opportunity to access on their mobile phones all of the multimedia services they normally access from their home or office using their wireline broadband connection. These services include music downloads, video streaming, gaming, information access (searches, news, weather, financial data) and electronic commerce. For business users, mobile broadband provides high-speed access to email, file downloads and online information through their mobile phones, smart phones and laptop computers.

By delivering wireless broadband services, operators are increasing their data services revenue, thereby mitigating the decline in voice revenue caused by heightened competition. We expect that the introduction of VoIP telephony services on mobile broadband networks, coupled with the accelerated use of other multimedia applications, will increasingly make mobile broadband networks the primary method for mobile communications and entertainment.

Traditional circuit-switched networks cannot effectively deliver mobile multimedia services, which require a technology optimized for the Internet and capable of transmission at broadband speed. Wireless operators therefore need a new solution — a mobile broadband architecture based on IP technology. This solution must be deployable at relatively low cost, sufficiently scalable to support millions of users and capable of delivering carrier-grade reliability. The development of these solutions requires a combination of three disciplines: wireless communications, IP and broadband networking.

Our Solution

We have developed a suite of IP-based wireless infrastructure products that allow operators to provide users of mobile phones, laptop computers and other mobile devices with access to mobile broadband services. Our products:

•	Enable New Service Offerings. Our EV-DO products allow operators to offer: broadband Internet access; multimedia consumer services, such as music and video downloads; and enhanced voice services, such as VoIP and push-to-talk.

•	Provide Scalability and Reliability. Our EV-DO products enable operators to scale their networks reliably and incrementally to expand geographic reach and add capacity.

•	Reduce Capital and Operating Expenses. Our EV-DO products enable operators to reduce their capital and operating expenses by taking advantage of efficiencies associated with the use of IP technology.

•	Leverage Existing Broadband Infrastructure. We are developing fixed-mobile convergence products that will allow operators to take advantage of broadband and Wi-Fi connections that already exist in most homes and offices to deliver mobile voice and data services.

Our Strategy

Our strategy is to enhance our leadership in the mobile broadband infrastructure market by growing our EV-DO business, expanding our current product offering, acquiring new customers and seeking selected acquisition opportunities. Principal elements of our strategy include the following:

•	Grow our EV-DO Business. We plan to grow sales of our EV-DO products as operators continue to expand both the coverage and capacity of their wireless networks and increase their offerings of mobile broadband services. In addition, we believe opportunities exist to use our EV-DO technologies to address new markets, such as air-to-ground, military and public safety communications.

•	Enter the Fixed-Mobile Convergence Market. We are currently conducting trials of our Universal Access Gateway, or UAG, product that will allow wireless and wireline operators to deliver mobile voice and data services through a combination of wireless and wireline access technologies. We are also developing femto cell access point products for in-building deployment in CDMA and UMTS networks. Femto cell access points are small, inexpensive “personal” base stations that connect to the operator’s network through a broadband Internet connection in the home or office.

•	Develop Products for the GSM/UMTS Markets. We are currently developing products to address the GSM/UMTS markets.

•	Leverage our Expertise in All-IP Mobile Networks to Develop 4G Technologies. We believe our expertise in EV-DO and all-IP wireless network technology positions us well to develop wireless infrastructure products based on fourth-generation wireless standards, known as 4G.

•	Expand our OEM Sales Channels. We intend to continue to pursue new OEM relationships to leverage their extensive operator relationships, industry networks and global reach.

•	Leverage our Existing Operator Relationships. While our OEM customers represent our primary sales channel, we also offer some products for sale directly to operators.

•	Pursue Selected Acquisition Opportunities. We intend to pursue acquisitions that we believe will complement our strategy and broaden our customer base and technologies.

Recent Development

On April 30, 2007, we acquired 3Way Networks Limited, a United Kingdom-based provider of personal base stations and solutions for the UMTS market, for an aggregate purchase price of approximately $11.0 million in cash and 441,845 shares of common stock. The acquisition furthers our strategy to address the UMTS market and to deliver fixed-mobile convergence and in-building mobile broadband solutions.

Our Corporate Information

We were incorporated in Delaware on March 13, 2000. Our corporate headquarters are located at 19 Alpha Road, Chelmsford, Massachusetts 01824, and our telephone number is (978) 250-3000. Our website address is www.airvana.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in making the decision whether to purchase our common stock.

Unless the context otherwise requires, we use the terms “our company,” “we,” “us” and “our” in this prospectus to refer to Airvana, Inc. and its subsidiaries.

THE OFFERING

Common stock offered by us	8,300,000 shares

Common stock to be outstanding after this offering	63,369,555 shares

Over-allotment option to be offered by us	1,245,000 shares

Use of proceeds	We plan to use the net proceeds from this offering for working capital and general corporate purposes, primarily to fund research and development activities related to our EV-DO and FMC products and to fund the further expansion of our sales and marketing functions, primarily outside the United States. Specifically, we plan to hire additional personnel and anticipate incurring additional capital expenditures and facilities costs associated with such increased headcount. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“AIRV”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of April 30, 2007 and excludes:

•	12,786,677 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 2007, at a weighted-average exercise price of $1.82 per share;

•	1,539,720 shares of common stock reserved for future issuance under our 2000 Stock Incentive Plan as of April 30, 2007, of which options to purchase 75,018 shares will be granted effective upon the closing of this offering at an exercise price equal to the initial public offering price;

•	11,252,813 shares of common stock reserved for future issuance under our 2007 Stock Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	48,118 shares of common stock issuable upon exercise of warrants outstanding as of April 30, 2007, at an exercise price of $4.28 per share.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 40,624,757 shares of common stock upon the closing of this offering;

•	a one-for-1.333 reverse stock split that was effected on June 29, 2007;

•	no exercise of outstanding options or warrants after April 30, 2007;

•	the filing of our restated certificate of incorporation and the adoption of our amended and restated by-laws upon the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The tables below summarize our consolidated financial data. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Our fiscal year ends on the Sunday closest to December 31.

We recognize revenue from the sale of products and services under our OEM agreements only after we deliver specified software upgrades that were committed at the time of sale. We record as deferred revenue the product and service billings that we are unable to recognize as revenue. This revenue is recognized later upon delivery of these specified software upgrades. As a result, we believe that our revenue, taken in isolation, provides limited insight into the performance of our business. Therefore, we also present in the following tables: product and service billings, which reflects our sales activity in a period; cost related to product and service billings, which reflects the cost associated with our product and service billings; deferred revenue at the end of the period, which reflects the cumulative billings that we were unable to recognize under our revenue recognition policy; deferred product cost at the end of a period, which reflects the cost associated with our deferred revenue; and cash flow from operating activities. We evaluate our performance by assessing our product and service billings and the cost related to product and service billings, in addition to other financial metrics presented in accordance with generally accepted accounting principles, or GAAP.

				Fiscal Quarter Ended
	Fiscal Year			April 2,	April 1,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Revenue	$3,617	$2,347	$170,270	$162	$269
Cost of revenue	4,453	6,533	45,295	1,575	1,683

Gross (loss) profit	(836)	(4,186)	124,975	(1,413)	(1,414)
Operating expenses:
Research and development	22,040	42,922	55,073	12,937	15,983
Sales and marketing	4,665	5,237	7,729	1,202	2,580
General and administrative	2,068	3,253	5,068	992	1,516

Total operating expenses	28,773	51,412	67,870	14,591	20,079

Operating (loss) income	(29,609)	(55,598)	57,105	(16,004)	(21,493)
Interest income, net	485	3,459	6,602	1,403	2,708

(Loss) income before tax expense (benefit) and cumulative effect of change in accounting principle	(29,124)	(52,139)	63,707	(14,601)	(18,785)
Income tax expense (benefit)	5	10,875	(10,742)	(2,462)	—

(Loss) income before cumulative effect of change in accounting principle	(29,129)	(63,014)	74,449	(12,139)	(18,785)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Net (loss) income per common share:
Basic	$(3.20)	$(5.42)	$1.21	$(1.07)	$(1.49)

Diluted	$(3.20)	$(5.42)	$1.12	$(1.07)	$(1.49)

Shares used in computing net (loss) income per common share:
Basic	11,409	12,959	13,542	13,423	13,814
Diluted	11,409	12,959	18,947	13,423	13,814
Pro forma net income (loss) per common share (unaudited):
Basic			$1.37		$(0.34)

Diluted			$1.24		$(0.34)

Shares used in computing pro forma net income (loss) per common share (unaudited)(1):
Basic			54,214		54,487
Diluted			59,619		54,487

	Fiscal Year			Fiscal Quarter Ended
	2004	2005	2006	April 2, 2006	April 1, 2007
				(unaudited)
	(in thousands)

Other GAAP and Non-GAAP Financial Data:
Product and service billings(2)	$106,149	$157,420	$140,564	$18,823	$41,475
Cost related to product and service billings(3)	28,700	45,303	12,543	5,861	1,842
Deferred revenue, at end of period	118,051	273,124	243,418	291,785	284,624
Deferred product cost, at end of period	28,196	66,966	34,214	71,252	34,373
Cash flow from operating activities	43,028	67,390	25,138	(5,597)	61,212

	As of April 1, 2007
			Pro Forma
	Actual	Pro Forma(4)	As Adjusted(5)
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$220,270	$147,563	$214,034
Working capital	(89,556)	(89,556)	(23,085)
Total assets	283,451	210,744	277,215
Redeemable convertible preferred stock	131,945	—	—
Total stockholders’ deficit	(215,214)	(83,184)	(16,713)

(1)	The unaudited pro forma basic net income (loss) per common share was computed by dividing net income (loss) by the pro forma weighted average number of shares of common stock outstanding during the period. The pro forma weighted average number of shares of common stock outstanding consists of the weighted average number of shares of common stock outstanding plus the weighted average number of shares of redeemable convertible preferred stock outstanding, on an if-converted basis. The pro forma weighted average number of shares of common stock used in the computation of diluted net income per share also includes the dilutive impact of the outstanding common stock equivalents. The calculation of pro forma basic and diluted net income per share includes income that is applicable to both common and preferred stockholders (reported net income) while the calculation of basic and diluted net income per share includes only income applicable to common shareholders. The percentage increase in income used in the numerator exceeds the percentage increase in the number of shares used in the denominator in the pro forma computation and, therefore, results in higher per share amounts in fiscal 2006.

(2)	Product and service billings represents amounts invoiced for products and services delivered and services to be delivered to our customers for which payment is expected to be made in accordance with normal payment terms. For software-only products sold to OEM customers, we invoice only upon notification of sale by our OEM customers. We use product and service billings to assess our business performance and as a critical metric for our incentive compensation program. We believe product and service billings is a consistent measure of our sales activity from period to period. Product and service billings is not a GAAP measure and does not purport to be an alternative to revenue or any other performance measure derived in accordance with GAAP. The following table reconciles revenue to product and service billings:

	Fiscal Year			Fiscal Quarter Ended
	2004	2005	2006	April 2, 2006	April 1, 2007
				(unaudited)
	(in thousands)

Revenue	$3,617	$2,347	$170,270	$162	$269
Deferred revenue, at end of period	118,051	273,124	243,418	291,785	284,624
Less: Deferred revenue, at beginning of period	(15,519)	(118,051)	(273,124)	(273,124)	(243,418)

Product and service billings	$106,149	$157,420	$140,564	$18,823	$41,475

(3)	Cost related to product and service billings represents the costs directly attributable to products and services delivered and invoiced to our customers in the period. We record product cost related to product and service billings as deferred product cost until such time as the related deferred revenue is recognized upon the delivery of specified software upgrades. When we recognize revenue, the related deferred product cost is expensed as cost of revenue. We believe that cost related to product and service billings is an important measure of our operating performance. Cost related to product and service billings is not a GAAP measure and does not purport to be an alternative to cost of revenue or any other performance measure derived in accordance with GAAP. The following table reconciles cost of revenue to cost related to product and service billings:

	Fiscal Year			Fiscal Quarter Ended
	2004	2005	2006	April 2, 2006	April 1, 2007
				(unaudited)
	(in thousands)

Cost of revenue	$4,453	$6,533	$45,295	$1,575	$1,683
Deferred product cost, at end of period	28,196	66,966	34,214	71,252	34,373
Less: Deferred product cost, at beginning of period	(3,949)	(28,196)	(66,966)	(66,966)	(34,214)

Cost related to product and service billings	$28,700	$45,303	$12,543	$5,861	$1,842

(4)	The pro forma balance sheet data reflects (i) the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of April 1, 2007 into 40,624,757 shares of common stock upon the closing of this offering, (ii) the automatic conversion of outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase 48,118 shares of common stock upon the closing of this offering and (iii) the payment on April 5, 2007 of a cash dividend on our capital stock in the aggregate amount of $72.7 million. The pro forma balance sheet data does not reflect the payment of $11.0 million in cash and the issuance of 441,845 shares of common stock in connection with the acquisition of 3Way Networks Limited on April 30, 2007.

(5)	The pro forma as adjusted balance sheet data reflects the items described in the first sentence of footnote (4) above and our receipt of estimated net proceeds from the sale of 8,300,000 shares of common stock that we are offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our common stock. If any of the following risks materializes, our business, financial condition and results of operations would suffer. The trading price of our common stock could decline as a result of any of these risks.

Risks Related to Our Business

We depend on a single OEM customer, Nortel Networks, for almost all of our revenue and billings, and a significant shortfall in sales to Nortel Networks would significantly harm our business and operating results.

We derived almost all of our revenue and billings in each of the last several years from sales to a single OEM customer, Nortel Networks. Nortel Networks accounted for 95% of our revenue in fiscal 2006. Nortel Networks accounted for 100% of our billings for the first quarter of fiscal 2007, 94% of our billings in fiscal 2006, 98% of our billings in fiscal 2005 and 97% of our billings in fiscal 2004. Our contract with Nortel Networks can be terminated by Nortel Networks at any time and, in any event, does not contain commitments for future purchases of our products. The rate at which Nortel Networks purchases products from us depends on its success in selling to operators its own EV-DO infrastructure solutions that include our products. There can be no assurance that Nortel Networks will continue to devote significant resources to its wireless infrastructure business or that it will be successful in the future in such business. Nortel Networks might seek to develop internally, or acquire from a third party, alternative wireless solutions to those currently purchased from us. In addition, Nortel Networks may seek to develop an alternative solution by utilizing technology that has been developed by LG Electronics, with which Nortel Networks currently has established a joint venture. We expect to derive a substantial majority of our revenue and billings in fiscal 2007 and fiscal 2008 from Nortel Networks, and therefore any adverse change in our relationship with Nortel Networks, or a significant decline or shortfall in our sales to Nortel Networks, would materially harm our business and operating results.

Because our OEM business model requires us to defer the recognition of most of our revenue from product sales until we deliver specified upgrades, our revenue in any period is not likely to be indicative of the level of our sales activity in that period.

We recognize revenue from the sale of products under our OEM agreements only after we deliver specified upgrades to those products that were committed at the time of sale. The period of development of these upgrades can range from 12 to 24 months after the date of commitment. As a result, most of our revenue in any quarter typically reflects license fees under our OEM agreements for products delivered and invoiced to customers several quarters earlier. For these products, we record the amount of the invoice as deferred revenue and then recognize such deferred revenue as revenue upon delivery of the committed software upgrades. As a result, our revenue is not likely to be indicative of the level of our sales activity in any period. Due to our OEM business model, we expect that, for the foreseeable future, any quarter in which we recognize a significant amount of deferred revenue as a result of our delivery of a previously committed upgrade will be followed by several quarters of insignificant revenue as we defer revenue while we develop additional upgrades. Investors may encounter difficulties in tracking the performance of our business because our revenue will not reflect the level of our billings in any period, and these difficulties could adversely affect the trading price of our common stock.

Our revenue and billings growth may be constrained by our product concentration and lack of revenue diversification.

Almost all of our revenue and billings to date have been derived from sales of our EV-DO products, and we expect this trend to continue for the foreseeable future. Continued market acceptance of these products is critical to our future success. The future demand for our EV-DO products depends, in large part, on the continued expansion of the EV-DO-based wireless networks currently deployed by operators and determinations by additional operators to deploy EV-DO-based wireless networks. Demand for our EV-DO products also depends on our ability to continue to develop and deliver on a timely basis product upgrades to enable operators to enhance the performance of their networks and implement new mobile broadband services. Any decline in demand for EV-DO products, or inability on our part to develop and deliver product upgrades that meet the needs of operators, would adversely affect our business and operating results.

Our current products are based exclusively on the CDMA2000 air interface standard for wireless communications, and therefore any movement by existing or prospective operator customers to a different standard could impair our business and operating results.

There are multiple competing air interface standards for wireless communications networks. Our current products are based exclusively on the CDMA2000 air interface standard, which handles a majority of wireless subscribers in the United States. Other standards, such as GSM/UMTS, are currently the primary standards used by wireless operators in mobile networks worldwide. Our EV-DO products do not operate in networks using the GSM/UMTS standards.

We believe there are a limited number of operators that have not already chosen the air interface standard to deploy in their third generation, or 3G, wireless networks. Our success will therefore depend, to a significant degree, on whether operators that have currently deployed CDMA2000-based networks expand and upgrade their networks and whether additional operators that have not yet deployed 3G networks select CDMA2000 as their standard. Our business will be harmed if operators currently utilizing the CDMA2000 standard transition their networks to a competing standard and we have not at that time developed and begun to offer competitive products that are compatible with that standard. Our business will also be harmed if operators that have currently deployed both CDMA and GSM/UMTS networks determine to focus more of their resources on their GSM/UMTS networks.

The introduction of fourth generation wireless technology could reduce spending on our EV-DO products and therefore harm our operating results.

The standards for mobile broadband solutions are expected to evolve into a fourth generation of wireless standards, known as 4G. Wireless operators have announced plans to build networks based on the 4G standard. For example, Sprint Nextel recently announced its intent to build a 4G network using WiMAX technology to deliver multimedia services to its customers. Although a prevailing 4G technology has yet to emerge, several of the competing technologies are likely not to be compatible with our 3G EV-DO network technologies. The market for our existing EV-DO products is likely to decline if and when operators begin to delay expenditures for EV-DO products in anticipation of the availability of new 4G-based products. Our primary OEM customer, Nortel Networks, has publicly announced that it is developing 4G-based WiMAX products. We do not have an agreement to supply Nortel Networks with any 4G-based products. We believe that it is likely that Nortel Networks will choose to enter into partnerships for 4G-based products with one or more of our competitors or choose to develop these products internally.

Our future success will depend on our ability to develop and market new products compatible with 4G standards and the acceptance of those products by operators. The development and introduction of these products will be time consuming and expensive, and we may not be able to correctly anticipate the market for 4G-compatible products and related business trends. Any inability to develop successfully 4G-based products could harm significantly our future business and operating results.

The variable sales and deployment cycles for our EV-DO products are likely to cause our quarterly billings to fluctuate materially.

The deployment by operators of wireless infrastructure equipment that enables new end-user services typically occurs in stages, and our quarterly billings will vary significantly depending on the rate at which such deployments occur. Operators will typically make significant initial investments for new equipment to assure that new services facilitated by such equipment are available to end-users throughout the operator’s network. Operators typically will defer significant additional purchases of such equipment until end-user usage of the services offered through such equipment creates demand for increased capacity. Our quarterly billings will typically increase significantly when an operator either chooses initially to deploy an EV-DO network or deploys a significant product upgrade introduced by us, and our quarterly billings will decline in other quarters when those deployments have been completed.

It is difficult to anticipate the rate at which operators will deploy our wireless infrastructure products, the rate at which the use of new mobile broadband services will create demand for additional capacity, and the rate at which operators will implement significant product upgrades. For example, our product and service billings in fiscal 2006 reflected an increase in sales of software for OEM base station channel cards that support Rev A as operators ramped up their deployments of EV-DO infrastructure. We anticipate that our product and service billings for the second quarter and third quarter of fiscal 2007 will be less than our product and service billings for the first quarter of fiscal 2007. We expect that several large operators will complete their initial deployments of Rev A software in the first half of fiscal 2007 and then moderate their deployments over the remainder of the year until subscriber use creates a need for additional capacity. Accordingly, our product and service billings for fiscal 2007 may be lower than those in fiscal 2006. The staged deployments of wireless infrastructure equipment by customers of both our existing and new OEMs are likely to continue to cause significant volatility in our quarterly operating results.

If demand for mobile broadband services does not develop as quickly as we anticipate, or develops in a manner that we do not anticipate, our revenue and billings may decline or fail to grow, which would adversely affect our operating results.

We derive, and expect to continue to derive, all of our revenue and billings from sales of mobile broadband infrastructure products. We expect demand for mobile broadband services to be the primary driver for growth of EV-DO networks. The market for mobile broadband services is relatively new and still evolving, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. The level of demand and market acceptance for these services may be adversely affected by factors that limit or interrupt the supply of mobile phones designed for EV-DO networks. For example, an order recently issued by the United States International Trade Commission in a patent dispute between Broadcom Corporation and Qualcomm barring importation into the United States of some Qualcomm chips that are used in EV-DO mobile phones may have the effect of hampering demand for mobile broadband services. Another expected driver for the growth of EV-DO networks is VoIP. The migration of voice traffic to EV-DO networks will depend on many factors outside of our control. If the demand for VoIP and other mobile broadband services does not grow, or grows more slowly than expected, the need for our EV-DO products would be diminished and our operating results would be significantly harmed.

Deployments of our EV-DO products by two large wireless operators account for a substantial majority of our revenue and billings, and a decision by these operators to reduce their use of our products would harm our business and operating results.

A substantial majority of our cumulative billings for fiscal 2005, fiscal 2006 and the first quarter of fiscal 2007 are attributable to sales of our EV-DO products by Nortel Networks to two large wireless operators in North America. Our sales of EV-DO products currently depend to a significant extent on the rate at which these operators expand and upgrade their CDMA networks. Our business and operating results would be harmed if either of these operators were to select a wireless network solution offered by a competitor or for any other reason were to discontinue or reduce the use of our products or product upgrades in their networks.

If the market for our fixed-mobile convergence products does not develop as we expect, or our fixed-mobile convergence products do not achieve sufficient market acceptance, our business would suffer.

We are developing our FMC products so that operators may offer mobile broadband services using wireline broadband connections and a combination of mobile and Wi-Fi networks. We expect to commence commercial sales of our initial FMC products in the second half of 2007. However, it is possible that the market for our FMC products will not develop as we expect. Even if a market for our FMC products develops, it is uncertain whether our FMC products will achieve and sustain high levels of demand and market acceptance. Our ability to sell our FMC products will depend, in part, on factors outside our control, such as the commercial availability and market acceptance of mobile phones designed to support FMC applications and the market acceptance of femto cell access point products. The market for our FMC products may be smaller than we expect, the market may develop more slowly than we expect or our competitors may develop alternative technologies that are more attractive to operators. Our FMC products are an important component of our growth and diversification strategy and, therefore, if we are unable to successfully execute on this strategy, our sales, billings and revenues could decrease and our operating results could be harmed.

Our future sales will depend on our success in generating sales to a limited number of OEM customers, and any failure to do so would have a significant detrimental effect on our business.

There are a limited number of OEMs that offer EV-DO solutions, several of which have developed their own EV-DO technology internally and, therefore, do not require solutions from us. We currently have agreements with three OEM customers. We do not expect to commence significant sales to two of these OEM customers in the immediate future because we are not scheduled to complete development of the products we are developing for these OEM customers in the immediate future. Our operating results for the foreseeable future will depend to a significant extent on our ability to effect sales to our existing OEM customers. Our OEM customers have substantial purchasing power and leverage in negotiating pricing and other contractual terms with us. In addition, further consolidation in the communications equipment market could adversely affect our OEM customer relationships. If we fail to generate significant product and service billings through our existing OEM relationships or if we fail to establish significant new OEM relationships, we would not be able to achieve our anticipated level of sales and our results of operations would suffer.

The unpredictability of our future results may adversely affect the trading price of our common stock.

Our operating results have varied significantly from period to period, and are expected to continue to vary significantly from period to period for the foreseeable future due to a number of factors in addition to the unpredictable purchasing patterns of operators. The following factors, among others, can contribute to the unpredictability of our operating results:

•	the effect of our OEM business model on our revenue recognition;

•	the timing of agreements or commitments with our OEM customers for new products or software upgrades;

•	the timing of our delivery of software upgrades;

•	the unpredictable deployment and purchasing patterns of operators;

•	fluctuations in demand for products of our OEM customers that are sold together with our products, and the timing and size of orders for such products of our OEM customers;

•	new product introductions and enhancements by our competitors and us;

•	the timing and acceptance of software upgrades sold by our OEM customers to their installed base of operators;

•	changes in our pricing policies or the pricing policies of our competitors;

•	our ability to develop, introduce and deploy new products and product upgrades that meet customer requirements in a timely manner;

•	adjustments in the reporting of royalties and product sales by our OEM customers resulting from reviews and audits of such reports;

•	our and our OEM customers’ ability to obtain sufficient supplies of limited source components or materials;

•	our and our OEM customers’ ability to attain and maintain production volumes and quality levels for our products; and

•	general economic conditions, as well as those specific to the communications, networking, wireless and related industries.

Our operating expenses are largely based on our anticipated organizational and product and service billings growth, especially as we continue to invest significant resources in the development of future products. Most of our expenses, such as employee compensation, are relatively fixed in the short term. As a result, any shortfall in product and service billings in relation to our expectations could cause significant changes in our operating results from period to period and could result in negative cash flow from operations.

We believe that comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. It is likely that in some future periods, our revenue, product and service billings, earnings, cash from operations or other operating results will be below the expectations of securities analysts and investors. In that event, the price of our common stock may decrease substantially.

We may not be able to achieve profitability for any period in the future or sustain cash flow from operating activities.

We began to recognize revenue in fiscal 2002, began to have positive cash flow from operating activities in fiscal 2004 and achieved profitability in fiscal 2006. We have only a limited operating history on which you can base your evaluation of our business, including our ability to continue to grow our revenue and billings and to sustain cash flow from operating activities and profitability. The amount and percentage of our operating expenses that are fixed expenses have increased as we have grown our business. As we continue to expand and develop our business, we will need to generate significant billings to maintain positive cash flow from operating activities, and we might not sustain positive cash flow from operating activities for any substantial period of time. We do not expect to achieve profitability for any fiscal year unless we are able to recognize significant revenue from our OEM arrangements in that fiscal year. If we are unable to increase our billings and sustain cash flow from operating activities, the market price of our common stock will likely fall.

Claims by other parties that we infringe their proprietary technology could force us to redesign our products or to incur significant costs.

Many companies in the wireless industry have significant patent portfolios. These companies and other parties may claim that our products infringe their proprietary rights. We may become involved in litigation as a result of allegations that we infringe the intellectual property rights of others. Any party asserting that our products infringe their proprietary rights would force us to defend ourselves, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. We also could be forced to do one or more of the following:

•	stop selling, incorporating or using our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;

•	redesign those products that use any allegedly infringing technology, which may be costly and time-consuming; or

•	refund deposits and other amounts received for allegedly infringing technology or products.

For example, we recently received a letter from Wi-LAN Inc. asserting that some of our EV-DO products infringe two issued United States patents and an issued Canadian patent relating to wireless communication technologies. A majority of our revenue to date has been derived from the allegedly infringing EV-DO products. We have evaluated various matters relating to Wi-LAN’s assertion and we do not believe that our products infringe any valid claim of the patents identified by Wi-LAN. However, we may seek to obtain a license to use the relevant technology from Wi-LAN. We cannot be certain that Wi-LAN would provide such a license or, if provided, what its economic terms would be. If we were to seek to obtain such a license, and such license were available from Wi-LAN, we could be required to make significant payments with respect to past and/or future sales of our products, and such payments may adversely affect our financial condition and operating results. If Wi-LAN determines to pursue claims against us for patent infringement, we might not be able to successfully defend against such claims.

Intellectual property litigation can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations.

If we are not successful in obtaining from third parties licenses to intellectual property that is required for GSM/UMTS products that we are developing, we may not be able to expand our business as expected and our business may suffer.

The GSM/UMTS markets are characterized by the presence of many patents held by third parties. We will need to obtain licenses from third parties for intellectual property associated with our development of GSM/UMTS products. Any required license might not be available to us on acceptable terms, or at all. If we succeed in obtaining these licenses, payments under these licenses would increase our costs for these products and our operating results would suffer. If we failed to obtain a required license, our ability to develop GSM/UMTS products would be impaired, we may not be able to expand our business as expected and our business may suffer.

If we do not timely deliver new and enhanced products that respond to customer requirements and technological changes, operators may not buy our products and our revenue and product and service billings may decline significantly.

The market for our products is characterized by rapid technological change, frequent new product introductions and evolving industry standards. To achieve market acceptance for our products, we must effectively anticipate operator requirements, and we must offer products that meet changing operator demands in a timely manner. Operators may require product features and capabilities that our current products do not have. If we fail to develop products that satisfy operator requirements, our ability to create or increase demand for our products will be harmed.

In developing our wireless infrastructure products, we seek to identify the long-term trends of wireless operators and their customers. The development cycle for our products and technologies can take multiple years. The ultimate success of our new products depends, in large part, on the accuracy of our assessments of the long-term needs of the industry, and it is difficult to change quickly the design or function of a planned new product if the market need does not develop as we anticipated.

We may experience difficulties with software development, industry standards, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new products and enhancements. The introduction of new products by competitors, including some of our OEM customers, the emergence of new industry standards or the development of entirely new technologies to replace existing product offerings could render our existing or future products obsolete. If our products become technologically obsolete, operators may purchase solutions offered by our competitors and our ability to generate revenue and product and service billings may be impaired.

Our revenue and product and service billings growth will be limited if our OEM customers are unable to continue to sell our products to large wireless operators or if we have to discount our products to support the selling efforts of our OEM customers.

Our future success depends in part on the ability of our OEM customers to sell our products to large wireless operators operating complex networks that serve large numbers of subscribers and transport high volumes of traffic. Our OEM customers operate in a highly competitive environment and may need to reduce the prices they charge for our products in order to maintain or expand their market share. We may reduce the prices we charge our OEM customers for our products in order to support their selling efforts. If our OEM customers incur shortfalls in their sales of mobile broadband solutions to their existing customers or fail to expand their customer base to include additional operators that deploy our products in large-scale networks serving significant numbers of subscribers or if we reduce the prices we charge our OEM customers for our products, our operating results will suffer.

We depend on sole sources for certain components of our products and our business would be harmed if the supply from our sole sources were disrupted.

We depend on sole sources for certain components of our products and also rely on a contract manufacturer for the production of our hardware products. We have not entered into long-term agreements with any of our suppliers. We depend on several software vendors for the operating system and other capabilities used in our EV-DO products. In addition, we purchase from Qualcomm the cell site modem chips used in any base station channel cards that we manufacture. If these cell site modem chips were to become unavailable to us or to our OEM customers, it would take us a significant period of time to develop alternative solutions and it is likely that our operating results would be significantly harmed.

The market for network infrastructure products is highly competitive and continually evolving, and if we are not able to compete effectively, we may not be able to continue to expand our business as expected and our business may suffer.

The market for network infrastructure products is highly competitive and rapidly evolving. The market is subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new products. We expect competition to persist and intensify in the future as the market for network infrastructure products grows and new and existing competitors devote considerable resources to introducing and enhancing products. For our EV-DO products, we face competition from several of the world’s largest telecommunications equipment providers that provide either a directly competitive product or a product based on alternative technologies, including Alcatel-Lucent, Hitachi, Huawei, LG-Nortel and Samsung. In our sales to OEM customers, we face the competitive risk that OEMs might seek to develop internally alternative solutions to those currently purchased from us. Additionally, our OEM customers might elect to purchase technology from our competitors. For our FMC products, our competition includes several public companies, including Cisco and Ericsson, as well as several private companies. In the air-to-ground market, the competitive environment is less developed but, as the market grows, we believe the competitive pressures in this market may increase.

Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have more extensive customer relationships than we do, and, therefore, our competitors may be in a stronger position to respond quickly to new technologies and may be able to market or sell their products more effectively. Moreover, further consolidation in the communications equipment market could adversely affect our OEM customer relationships and competitive position. Our products may not continue to compete favorably. We may not be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products. As a result, we may experience price reductions for our products, order cancellations and increased expenses. Accordingly, our business may not grow as expected and our business may suffer.

Our agreement with our largest OEM customer, Nortel Networks, provides Nortel Networks with an option to license some of our intellectual property to develop internally products competitive with the products it currently purchases from us.

Under our OEM agreement with Nortel Networks, Nortel Networks has the option to purchase from us the specification for communications among base stations, radio network controllers and network management systems. The specifications would enable Nortel Networks to develop EV-DO software to work with the base station channel card software licensed from us and deployed in the networks of its wireless operator customers. If Nortel Networks elects to exercise this option, Nortel Networks will pay us a fixed fee as well as a royalty on sales of products that incorporate this specification. The royalty rate varies with annual volume but represents a portion of the license fees we currently receive from our sales to Nortel Networks. If Nortel Networks were to exercise the option, Nortel Networks would receive the current interface specification at the time of option exercise, updated with an upgrade then under development, plus one additional upgrade subject to a development agreement within a limited time after the option exercise for an additional fee. If Nortel Networks were in the future to develop its own EV-DO software, it could, by exercising this option, enable its own software to communicate with the base station channel cards currently installed in its customers’ networks.

Because our business depends on the continued strength of the communications industry, our operating results will suffer if that industry experiences an economic downturn.

We derive most of our revenue and billings from purchases of our products by customers in the communications industry. Our future success depends upon the continued demand from wireless operators for communications equipment. The communications industry is cyclical and reactive to general economic conditions. In the recent past, worldwide economic downturns, pricing pressures, mergers and deregulation have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have caused delays and reductions in capital and operating expenditures by many wireless operators. These delays and reductions, in turn, have reduced demand for communications products such as ours. A continuation or recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in the communications industry, could harm our operating results in the future.

Our ability to compete and the success of our business could be jeopardized if we are unable to protect our intellectual property adequately.

Our success depends to a degree upon the protection of our software, hardware designs and other proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality provisions in agreements with employees, contract manufacturers, consultants, customers and other third parties to protect our intellectual property rights. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to develop and manufacture similarly designed and equipped mobile broadband solutions at a reduced cost, which would result in a decrease in demand for our products. Furthermore, we have adopted a strategy of seeking limited patent protection both in the United States and in foreign countries with respect to the technologies used in or relating to our products. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to our business. In addition, if we resort to legal proceedings to enforce our intellectual property rights, the proceedings could become burdensome and expensive, even if we were to prevail.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial condition and operating results.

We intend to pursue acquisitions of companies or assets in order to enhance our market position or expand our product portfolio. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately strengthen our competitive position or that they will not be viewed negatively by customers, securities analysts or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from those businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our operating results or financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, financial condition and operating results.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally Accepted Accounting Principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the Securities and Exchange Commission and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and they could affect the reporting of transactions completed before the announcement of a change.

For example, we recognize substantially all of our revenue in accordance with AICPA Statement of Position, or SOP 97-2, Software Revenue Recognition. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements and arrangements for the sale of hardware products that contain more than an insignificant amount of software. We collaborate with our OEM customers to develop and negotiate pricing for specific features for future product releases and specified software upgrades. Because we do not sell the same products and upgrades to more than one customer, we are unable to establish fair value for these products and upgrades. As a result, under SOP 97-2, we are required to defer most of our revenue from sales to our OEM customers until we ship specified upgrades that were committed to the OEM customer at the time of sale. Future interpretations of existing accounting standards, including SOP 97-2, or changes in our business practices could result in future changes in our revenue recognition accounting policies that have a material adverse effect on our results of operations. As a result, we may be required to change the timing of revenue recognition in future periods, which could adversely affect our operating results in current or future periods.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our President and Chief Executive Officer, Chief Technical Officer and Vice President of Marketing and Business Development. None of these officers is a party to an employment agreement with us, and any of them therefore may terminate employment with us at any time with no advance notice. The replacement of these officers likely would involve significant time and costs, and the loss of these officers may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology, software and manufacturing companies. For example, our competitors may be able attract and retain a more qualified engineering team by offering more competitive compensation packages. If we are unable to attract new engineers and retain our current engineers, we may not be able to develop and service our products at the same levels as our competitors and we may, therefore, lose potential customers and sales penetration in certain markets. Our failure to attract and retain suitably qualified individuals could have an adverse effect on our ability to implement our business plan and, as a result, our ability to compete effectively in the mobile broadband solutions market would decrease, our operating results would suffer and our revenues would decrease.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance initiatives. If we are unable to absorb these increased costs or maintain management focus on development and sales of our product offerings and services, we may not be able to achieve our business plan.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Stock Market, have imposed a variety of new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we will be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing with respect to our fiscal year ending December 28, 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

The increased costs associated with operating as a public company may decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings and planned increases in our customer base. Our growth has placed, and is expected to continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures.

We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.

We may need additional capital in the future, which may not be available to us, and if it is available, may dilute your ownership of our common stock.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute your percentage ownership of our common stock. Capital raised through debt financing would require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that may be required to grow or maintain our operations.

Our ability to sell our products depends in part on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and operating results.

Once our products are deployed within an operator’s network, the operator and our OEM customer depend on our support organization to resolve issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we do not effectively assist operators in deploying our products, succeed in helping operators quickly resolve post-deployment issues, and provide effective ongoing support it would adversely affect our ability to sell our products. As a result, our failure to maintain high quality support and services would have a material adverse effect on our business and operating results.

Our products are highly technical and may contain undetected software or hardware errors, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and are critical to the operation of many networks. Our products have contained and are expected to continue to contain one or more undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by a operator. For example, we have encountered errors in our software products that have caused operators using our products to experience a temporary loss of certain network services. Any errors, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, results of operations and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims related to changes to our products made by our OEM customers. Our contracts for the sale of our products contain provisions relating to warranty disclaimers and liability limitations, which in certain cases may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

Our international sales and operations subject us to additional risks that can adversely affect our operating results.

We have sales personnel in five countries worldwide and approximately 100 engineers in Bangalore, India. We expect to continue to add personnel in foreign countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing foreign offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

•	the need to localize our products and licensing programs for international customers;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk; and

•	reduced protection for intellectual property rights in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. We may derive some of our future revenue from customers in foreign countries that pay for our products in the form of their local currency. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	fluctuations in our revenue as a result of our revenue recognition policy, even during periods of significant sales activity;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	failure of any of our products to achieve or maintain market acceptance;

•	any adverse change in our relationship with Nortel Networks;

•	changes in market valuations of similar companies;

•	success of competitive products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

•	regulatory developments in the United States, foreign countries or both;

•	litigation involving our company, our general industry or both;

•	additions or departures of key personnel;

•	general perception of the future of CDMA technology;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriters” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 63,369,555 shares of common stock outstanding based on the number of shares outstanding as of April 30, 2007. This includes the 8,300,000 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 55,069,555 shares, or 86.9% of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and	Date Available for
% of Total Outstanding	Sale Into Public Market

79,493 shares, or 0.13%	On the date of this prospectus
34,415 shares, or 0.05%	90 days after the date of this prospectus
54,513,537 shares, or 86.0%	180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters. However, Morgan Stanley & Co. Incorporated can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
441,845 shares, or 0.7%	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws

In addition, as of April 30, 2007, there were 48,118 shares subject to outstanding warrants and 12,786,677 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 45.6 million shares of our common stock as of April 30, 2007, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including 12,792,533 shares reserved for future issuance under our equity incentive plans. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $9.44 per share, representing the difference between the assumed initial public offering price of $9.00 per share and our pro forma as adjusted net tangible book value per share after giving effect to this offering, the payment of $11.0 million in cash and the issuance of 441,845 shares of common stock in connection with our acquisition of 3Way Networks Limited on April 30, 2007 and the automatic conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of April 30, 2007, there were 48,118 shares subject to outstanding warrants with an exercise price of $4.28 per share and 12,786,677 shares subject to outstanding options with a weighted average exercise price of $1.82 per share. To the extent that these warrants or outstanding options are ultimately exercised, you will incur further dilution.

Our directors and management will exercise significant control over our company.

After this offering, our directors and executive officers and their affiliates will collectively control approximately 54.1% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions in our certificate of incorporation, our by-laws or Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation, our by-laws or Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	a classified board of directors so that not all members of our board are elected at one time;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a rights plan, or a poison pill, that would work to dilute the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Although we recently paid a cash dividend on our capital stock, we do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $66.5 million, assuming an initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $7.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $76.9 million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

We plan to use the net proceeds from this offering for working capital and general corporate purposes, primarily to fund research and development activities related to our EV-DO and FMC products and to fund the further expansion of our sales and marketing functions, primarily outside the United States. Specifically, we plan to hire additional personnel and anticipate incurring additional capital expenditures and facilities costs associated with such increased headcount. In addition, we may use a portion of the proceeds from this offering for acquisitions of complementary businesses, technologies or other assets. We have no current agreements, commitments, plans, proposals or arrangements with respect to any material acquisitions.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

In April 2007, we paid a special cash dividend on shares of our capital stock. The following executive officers and members of our board of directors received an aggregate of $16.6 million in respect of shares of capital stock they owned as a result of the special cash dividend: Randall S. Battat; Vedat M. Eyuboglu; David P. Gamache; Jeffrey D. Glidden; Luis J. Pajares; Sanjeev Verma; Hassan Ahmed; Gururaj Deshpande; and Steven Haley. Because we had a significant cash balance, expected to generate additional cash flow from operations and did not expect to require for the foreseeable future the cash paid as the dividend, our board declared the special cash dividend to provide stockholders, who have had limited opportunity for liquidity, a return on their investment. We have not declared or paid any other cash dividends on our capital stock. Based on our current financial plans and expected cash balances, we do not expect to pay any cash dividends for the foreseeable future. We intend to use future cash flow from operating activities, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and restrictions imposed by lenders, if any.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and capitalization as of April 1, 2007, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of April 1, 2007, into 40,624,757 shares of common stock upon the closing of this offering, (2) the automatic conversion to common stock of the shares subject to warrants outstanding as of April 1, 2007 upon the closing of this offering and (3) the payment on April 5, 2007 of a cash dividend on our capital stock in the aggregate amount of $72.7 million.

•	on a pro forma as adjusted basis to give effect to (1) the items described in the preceding bullet and (2) the sale of 8,300,000 shares of common stock that we are offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of April 1, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(unaudited)
	(in thousands, except share and per share data)

Cash, cash equivalents and investments	$220,270	$147,563	$214,034

Warrants to purchase redeemable convertible preferred stock	$85	$—	$—
Redeemable convertible preferred stock, par value $0.01 per share; 45,442,933 shares authorized, 44,151,749 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	131,945	—	—

Stockholders’ deficit:
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual and pro forma; 10,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share; 90,000,000 shares authorized, 13,919,024 shares issued and outstanding, actual; 90,000,000 shares authorized, 54,543,781 shares issued and outstanding, pro forma; 350,000,000 shares authorized, 62,843,781 shares issued and outstanding, pro forma as adjusted	14	55	63
Additional paid-in capital	—	131,989	198,452
Accumulated deficit	(215,228)	(215,228)	(215,228)

Total stockholders’ deficit	(215,214)	(83,184)	(16,713)

Total capitalization	$(83,184)	$(83,184)	$(16,713)

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share would increase (decrease) the amount of pro forma as adjusted cash, cash equivalents and investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $7.7 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•	12,641,556 shares of common stock issuable upon exercise of stock options outstanding as of April 1, 2007, at a weighted-average exercise price of $1.86 per share; and

•	1,768,612 shares of common stock reserved as of April 1, 2007, for future issuance under our equity incentive plans.

In addition, the pro forma and pro forma as adjusted data in the table above does not reflect the payment of $11.0 million in cash and the issuance of 441,845 shares of common stock in connection with the acquisition of 3Way Networks Limited on April 30, 2007 or include 48,118 shares of common stock issuable upon exercise of warrants outstanding as of April 1, 2007, at an exercise price of $4.28 per share.

DILUTION

Our pro forma net tangible book value as of April 1, 2007 was $(94.2) million, or $(1.71) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding as of April 1, 2007, after giving effect to (1) the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the closing of this offering, (2) the automatic conversion to common stock of the shares subject to outstanding warrants upon the closing of this offering and (3) the payment of $11.0 million in cash and the issuance of 441,845 shares of common stock in connection with our acquisition of 3Way Networks Limited on April 30, 2007.

After giving effect to the sale of 8,300,000 shares of common stock that we are offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of April 1, 2007 would have been approximately $(27.7) million, or approximately $(0.44) per share. This amount represents an immediate increase in pro forma net tangible book value of $1.27 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $9.44 per share to new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of April 1, 2007	$(1.71)
Increase per share attributable to this offering	1.27

Pro forma as adjusted net tangible book value per share		$(0.44)

Dilution per share to new investors		$9.44

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share by $0.12, the dilution per share to new investors by $0.12, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value would be $(0.27) per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.44 and the dilution per share to new investors would be $9.27 per share, in each case assuming an initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus.

The following table summarizes, as of April 1, 2007, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	54,543,781	86.8%	$93,710,527	55.6%	$1.72
New investors	8,300,000	13.2	74,700,000	44.4	$9.00

Total	62,843,781	100%	$168,410,527	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $8.3 million, total consideration paid by all stockholders by $8.3 million and the average price per share paid by all stockholders by $0.13, in each case assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and without deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of April 1, 2007 after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering and the automatic conversion to common stock of the shares subject to outstanding warrants upon the closing of this offering, and excludes:

•	12,641,556 shares of common stock issuable upon exercise of stock options outstanding as of April 1, 2007, at a weighted-average exercise price of $1.86 per share;

•	1,768,612 shares of common stock reserved as of April 1, 2007 for future issuance under our equity incentive plans; and

•	48,118 shares of common stock issuable upon exercise of warrants outstanding as of April 1, 2007 at an exercise price of $4.28 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of operations data for fiscal years 2004, 2005 and 2006, and consolidated balance sheet data as of January 1, 2006 and December 31, 2006 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for fiscal years 2002 and 2003 and the consolidated balance sheet data as of December 29, 2002, December 28, 2003 and January 2, 2005 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated statement of operations data for the fiscal quarters ended April 2, 2006 and April 1, 2007 and the consolidated balance sheet data as of April 1, 2007 are derived from our unaudited interim financial statements included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period. The following consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our fiscal year ends on the Sunday closest to December 31.

We recognize revenue from the sale of products and services under our OEM agreements only after we deliver specified software upgrades that were committed at the time of sale. We record as deferred revenue the product and service billings that we are unable to recognize as revenue. This revenue is recognized later upon delivery of these specified software upgrades. As a result, we believe that our revenue, taken in isolation, provides limited insight into the performance of our business. Therefore, we also present in the following tables: product and service billings, which reflects our sales activity in a period; cost related to product and service billings, which reflects the cost associated with our product and service billings; deferred revenue at the end of the period, which reflects the cumulative billings that we were unable to recognize under our revenue recognition policy; deferred product cost at the end of a period, which reflects the cost associated with our deferred revenue; and cash flow from operating activities. We evaluate our performance by assessing our product and service billings and the cost related to product and service billings, in addition to other financial metrics presented in accordance with GAAP.

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Revenue	$4,567	$6,978	$3,617	$2,347	$170,270	$162	$269
Cost of revenue	2,764	5,537	4,453	6,533	45,295	1,575	1,683

Gross profit (loss)	1,803	1,441	(836)	(4,186)	124,975	(1,413)	(1,414)
Operating expenses:
Research and development	17,408	10,089	22,040	42,922	55,073	12,397	15,983
Sales and marketing	4,005	3,582	4,665	5,237	7,729	1,202	2,580
General and administrative	1,484	1,201	2,068	3,253	5,068	992	1,516

Total operating expenses	22,897	14,872	28,773	51,412	67,870	14,591	20,079

Operating (loss) income	(21,094)	(13,431)	(29,609)	(55,598)	57,105	(16,004)	(21,493)
Interest income, net	101	(93)	485	3,459	6,602	1,403	2,708

(Loss) income before tax expense (benefit) and cumulative effect of change in accounting principle	(20,993)	(13,524)	(29,124)	(52,139)	63,707	(14,601)	(18,785)
Income tax expense (benefit)	—	8	5	10,875	(10,742)	(2,462)	—

(Loss) income before cumulative effect of change in accounting principle	(20,993)	(13,532)	(29,129)	(63,014)	74,449	(12,139)	(18,785)
Cumulative effect of change in accounting principle	—	—	—	—	(330)	(330)	—

Net (loss) income	$(20,993)	$(13,532)	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except per share amounts)

Net (loss) income per common share:
Basic	$(3.41)	$(2.03)	$(3.20)	$(5.42)	$1.21	$(1.07)	$(1.49)

Diluted	$(3.41)	$(2.03)	$(3.20)	$(5.42)	$1.12	$(1.07)	$(1.49)

Shares used in computing net (loss) income per common share:
Basic	7,951	9,879	11,409	12,959	13,542	13,423	13,814
Diluted	7,951	9,879	11,409	12,959	18,947	13,423	13,814
Pro forma net income (loss) per common share (unaudited):
Basic					$1.37		$(0.34)

Diluted					$1.24		$(0.34)

Shares used in computing pro forma net income (loss) per common share (unaudited)(1):
Basic					54,214		54,487
Diluted					59,619		54,487

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Other GAAP and Non-GAAP Financial Data:
Product and service billings(2)	$10,404	$16,660	$106,149	$157,420	$140,564	$18,823	$41,475
Cost related to product and service billings(3)	4,947	7,303	28,700	45,303	12,543	5,861	1,842
Deferred revenue, at end of period	5,837	15,519	118,051	273,124	243,418	291,785	284,624
Deferred product cost, at end of period	2,183	3,949	28,196	66,966	34,214	71,252	34,373
Cash flow from operating activities	(18,600)	(1,687)	43,028	67,390	25,138	(5,597)	61,212

	As of
	December 29,	December 28,	January 2,	January 1,	December 31,	April 1,
	2002	2003	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and investments	$27,000	$33,745	$72,321	$135,470	$160,123	$220,270
Working capital	27,934	26,540	69,689	11,225	3,253	(89,556)
Total assets	38,002	41,860	117,436	219,547	264,207	283,451
Indebtedness	3,050	1,999	—	—	—	—
Redeemable convertible preferred stock	90,566	107,064	114,458	121,714	130,042	131,945
Total stockholders’ deficit	(64,790)	(84,583)	(120,796)	(190,657)	(122,790)	(215,214)

(1)	The unaudited pro forma basic net income (loss) per common share was computed by dividing net income (loss) by the pro forma weighted average number of shares of common stock outstanding during the period. The pro forma weighted average number of shares of common stock outstanding consists of the weighted average number of shares of common stock outstanding plus the weighted average number of shares of redeemable convertible preferred stock outstanding, on an if-converted basis. The pro forma weighted average number of shares of common stock used in the computation of diluted net income per share also includes the dilutive impact of the outstanding common stock equivalents. The calculation of pro forma basic and diluted net income per share includes income that is applicable to both common and preferred stockholders (reported net income) while the calculation of basic and diluted net income per share includes only income applicable to common shareholders. The percentage increase in income used in the numerator exceeds the percentage increase in the number of shares used in the denominator in the pro forma computation and, therefore, results in higher per share amounts in fiscal 2006.

(2)	Product and service billings represents amounts invoiced for products and services delivered and services to be delivered to our customers for which payment is expected to be made in accordance with normal payment terms. For software-only products sold to OEM customers, we invoice only upon notification of sale by our OEM customers. We use product and service billings to assess our business performance and as a critical metric for our incentive compensation program. We believe product and service billings is a consistent measure of our sales activity from period to period. Product and service billings is not a GAAP measure and does not purport to be an alternative to revenue or any other performance measure derived in accordance with GAAP. The following table reconciles revenue to product and service billings:

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Revenue	$4,567	$6,978	$3,617	$2,347	$170,270	$162	$269
Deferred revenue, at end of period	5,837	15,519	118,051	273,124	243,418	291,785	284,624
Less: Deferred revenue, at beginning of period	—	(5,837)	(15,519)	(118,051)	(273,124)	(273,124)	(243,418)

Product and service billings	$10,404	$16,660	$106,149	$157,420	$140,564	$18,823	$41,475

(3)	Cost related to product and service billings represents the cost directly attributable to products and services delivered and invoiced to our customers in the period. We record product cost related to product and service billings as deferred product cost until such time as the related deferred revenue is recognized upon the delivery of specified software upgrades. When we recognize revenue, the related deferred product cost is expensed as cost of revenue. We believe that cost related to product and service billings is an important measure of our operating performance. Cost related to product and service billings is not a GAAP measure and does not purport to be an alternative to cost of revenue or any other performance measure derived in accordance with GAAP. The following table reconciles cost of revenue to cost related to product and service billings:

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Cost of revenue	$2,764	$5,537	$4,453	$6,533	$45,295	$1,575	$1,683
Deferred product cost, at end of period	2,183	3,949	28,196	66,966	34,214	71,252	34,373
Less: Deferred product cost, at beginning of period	—	(2,183)	(3,949)	(28,196)	(66,966)	(66,966)	(34,214)

Cost related to product and service billings	$4,947	$7,303	$28,700	$45,303	$12,543	$5,861	$1,842

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and elsewhere in this prospectus.

Overview

Airvana is a leading provider of network infrastructure products used by wireless operators to provide mobile broadband services. Our software and hardware products, which are based on Internet Protocol technology, enable wireless networks to deliver broadband-quality multimedia services to mobile phones, laptop computers and other mobile devices. These services include Internet access, e-mail, music downloads, video, IP-TV, gaming, push-to-talk and voice-over-IP.

Our current products are based on a wireless communications standard known as CDMA2000 1xEV-DO, or EV-DO. In 2002, we began delivering commercial infrastructure products based on the first generation EV-DO standard known as Revision 0, or Rev 0. The second generation EV-DO standard is known as Revision A, or Rev A, and supports push-to-talk, voice-over-IP and faster Internet services. During the third quarter of fiscal 2006, Nortel Networks began delivering our Rev 0 software products in conjunction with OEM base station channel cards that can be upgraded with software that we are developing to utilize Rev A.

We are also developing new products to expand our business. In 2006, we commenced trials of our first fixed-mobile convergence, or FMC, product. Our FMC products will enable operators to take advantage of wireline broadband connections that already exist in most offices and homes to deliver wireless services through a combination of mobile and Wi-Fi networks. Our FMC products under development include versions to support CDMA, UMTS and WiMAX networks. Our FMC products are an important component of our growth and diversification strategy. We do not expect any revenue from FMC products until the second half of fiscal 2007. We also utilize our mobile broadband technology and products in specialized market segments that need their own mobile networks.

We were founded in March 2000 and sold our first product in the second quarter of fiscal 2002. Our growth has been driven primarily by sales through our OEM customers to wireless operators already using our EV-DO products as they increase the capacity and geographic coverage of their networks, and by an increase in the number of wireless operators that decide to deploy our EV-DO products on their networks. We have sold over 30,000 channel card licenses for use by over 30 operators worldwide. In fiscal 2006, sales to Nortel Networks accounted for 95% of our revenue and 94% of our product and service billings.

On April 30, 2007, we acquired 3Way Networks Limited, a United Kingdom-based provider of personal base stations and solutions for the UMTS market, for an aggregate purchase price of approximately $11.0 million in cash and 441,845 shares of common stock. The acquisition furthers our strategy to address the UMTS market and to deliver fixed-mobile convergence and in-building mobile broadband solutions.

Our OEM Business Model

We operate in the highly consolidated and competitive market for mobile broadband equipment. To compete in this market, we have developed OEM channels, unique products and a business approach that targets the needs of large equipment vendors and their end customers, wireless operators. Wireless operators invest significantly in building out large-scale wireless networks, which are very costly to replace. Equipment vendors compete aggressively to win market share and they retain their market position by upgrading their installed systems regularly, thereby enabling their wireless operator customers to deliver new services to their subscribers. These vendors develop detailed product roadmaps and look to us to design and deliver software upgrades that are consistent with their roadmaps.

We collaborate with our OEM customers to develop specific features for products that they sell to their wireless operator customers. We expect to continue to develop for each OEM customer products based on our core technology that are configured specifically to meet the requirements of each particular OEM and its customers. We also offer our OEM customers the option to purchase and make available to their wireless operator customers new products and specified upgrades at prices that we set typically 12 to 24 months prior to the new product or specified upgrade release. We expect that we will release one or more specified upgrades per year and that revenue from these specified upgrades will increase as a percentage of our product revenue over time.

Our OEM customers are typically also potential competitors of ours in the markets that they serve. We face the competitive risk that our OEM customers might seek to develop internally alternative solutions or to purchase alternative products from our competitors. Our future success depends on our ability to continue to develop products that offer advantages over alternative solutions that our OEM customers might develop or purchase from others.

Our typical sales arrangements involve multiple elements, including: perpetual licenses for our software products and specified software upgrades; the sale of hardware, maintenance and support services; and the sale of professional services, including training. Software is more than incidental to all of our products and, as a result, we recognize revenue in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, No. 97-2, Software Revenue Recognition.

Impact of Statement of Position 97-2, Software Revenue Recognition

To recognize revenue from current product shipments, we must establish vendor specific objective evidence, or VSOE, of fair value for all undelivered elements of our sales arrangements, including our specified software upgrades. The best objective evidence of fair value would be to sell these specified software upgrades separately to multiple customers for the same price. However, because of our OEM business model, the features and functionality delivered in our software upgrades are defined in collaboration with our OEMs based on each OEM’s particular requirements. As a result, it is highly unlikely that we will ever be able to sell the same standalone software upgrade to a different OEM customer and thus establish VSOE of fair value for such upgrade.

As a result, we defer all revenue from sales to OEMs until all elements without VSOE of fair value, including specified upgrades, have been delivered. This deferral is required because there is no basis to allocate revenue between the delivered and undelivered elements of the arrangement without VSOE of fair value for the specified upgrade. The revenue deferral is necessary even though (1) our specified software upgrades are not essential to the standalone functionality of any product currently deployed, (2) the purchase of our upgrades are based on separate decisions by our OEM customers and generally require separate payment at the time of delivery and (3) there is no refund liability for payments received on any previously shipped and installed product in the event we are not able to deliver the specified upgrade.

We recognize deferred revenue from sales to an OEM customer only when we deliver a specified upgrade that we have previously committed. When we commit to an additional upgrade before we have delivered a previously committed upgrade, we defer all revenue from product sales after the date of such commitment until we deliver the additional upgrade. Any revenue that we had deferred prior to the additional commitment is recognized when the previously committed upgrade is delivered.

The following diagram presents a hypothetical example of how software product releases and commitments to specified upgrades affect the relationship between billings, revenue and deferred revenue under a business model similar to ours. The diagram is not intended to reflect the actual timing of any of our software releases or the actual level of our product and service billings, revenue or deferred revenue in any period.

       Software release A is delivered and related product and service billings are recognized as revenue because there are no outstanding commitments for upgrades.

       Software upgrade B is committed in Period 1 and, therefore, product and service billings for shipments of software release A after that point cannot be recognized as revenue before software upgrade B is delivered.

       Before software upgrade B is delivered, software upgrade C is committed in Period 2 and, therefore, product and service billings for shipments of software release A after that point cannot be recognized before software upgrade C is delivered.

       When software upgrade B is delivered in Period 3, all deferred revenue, which consists of deferred revenue from billings of software release A, from the time of the commitment of software upgrade B until the time of the commitment of software upgrade C is recognized.

       When software upgrade C is delivered in Period 4, all remaining deferred revenue from the time of the commitment of software upgrade C, which consists of deferred revenue from billings of software release A and software upgrade B, is recognized because no commitments are outstanding.

In the same way as shown in this example, most of our revenue is recorded in periods during which we deliver specified upgrades. When we have such revenue recognition events, we recognize revenue from sales invoiced during multiple prior periods. As a result, we believe that our revenue, taken in isolation, provides limited insight into the performance of our business. We evaluate our performance by also assessing: product and service billings, which reflects our sales activity in a period; cost related to product and service billings, which reflects the cost associated with our product and service billings; deferred revenue at the end of the period, which reflects the cumulative billings that we were unable to recognize under our revenue recognition policy; deferred product cost at the end of a period, which reflects the cost associated with our deferred product revenue; and cash flow from operating activities. We expect this pattern of commitments and delivery of future specified upgrades and the resulting impact on the timing of revenue recognition to continue with respect to our OEM business. As we introduce new products, the variability of the total revenue recognized in any fiscal period may moderate as sales of these new products grow as a percentage of our overall business.

Key Elements of Financial Performance

Revenue

Our revenue consists of product revenue and service revenue from sales through our OEM customers and directly to our end customers.

Product Revenue.  Our product revenue is currently derived from the sale of our EV-DO mobile network products that are used by wireless operators to provide mobile broadband services. These products include three major components: base stations or OEM base station channel cards; radio network controllers; and network management systems. We have sold OEM base station channel cards both as hardware/software combinations and as software licenses when the OEM customer chooses to have the hardware manufactured for it by a third party. Radio network controllers and network management systems are usually sold as software licenses as the OEM customer buys the hardware from another vendor. Almost all of our revenue and product and service billings to date have been derived from sales of our EV-DO products through our OEM agreement with Nortel Networks.

We first derived revenue and product and service billings in fiscal 2002 from the sale of first generation EV-DO mobile network products based on the Rev 0 version of the standard. Prior to the third quarter of fiscal 2006, we sold Rev 0-based base station channel cards, which were manufactured for us by a third party, and licensed Rev 0 software for these OEM base station channel cards, as well as for radio network controllers and network management systems. In connection with the transition to products based on the Rev A version of the standard, Nortel Networks exercised its right to license our hardware design in order to manufacture the OEM base station channel cards that support Rev A instead of purchasing this hardware from us. As a result, beginning in the third quarter of fiscal 2006, our product sales to Nortel Networks are derived solely from the license of software, specifically Rev 0 software for OEM base station channel cards, radio network controllers and network management systems that are each upgradeable to Rev A software for a fee upon its availability in the first half of 2007.

Under our revenue recognition policy, as described above, we recognize deferred revenue from sales to an OEM customer only when we deliver a specified upgrade that we have previously committed. When we commit to an additional upgrade before we have delivered a previously committed upgrade, we defer all revenue from product sales after the date of such commitment until we deliver the additional upgrade.

Our product revenue in fiscal 2006 of $145.8 million consisted primarily of software license fees and hardware shipments to our primary OEM customer from fiscal 2002 through the first quarter of fiscal 2005, which is when we made an additional commitment for a specified future software upgrade. We refer to that software upgrade as our April 2005 specified upgrade. We delivered the April 2005 specified upgrade in April 2007, and expect therefore to recognize in the second quarter of fiscal 2007 the $156.9 million of revenue deferred from the second quarter of fiscal 2005, which is when we committed to the April 2005 specified upgrade, to the third quarter of fiscal 2006, which is when we committed to a subsequent specified upgrade. We refer to that subsequent specified upgrade as our September 2006 specified upgrade. The $156.9 million of deferred revenue that we expect to recognize in the second quarter of fiscal 2007 represented 55% of our total deferred revenue as of April 1, 2007, which was $284.6 million. As of April 1, 2007, there were two specified software upgrades, the April 2005 specified upgrade and September 2006 specified upgrade, that we expected to deliver during fiscal 2007.

Service Revenue.  Our service revenue is derived from support and maintenance services for our EV-DO products and other professional services, including training. Our support and maintenance services consist of the repair or replacement of defective hardware, around-the-clock help desk support, technical support and the correction of bugs in our software. Our annual support and maintenance fees are based on a fixed dollar amount associated with, or a percentage of the initial sales price for, the applicable hardware and software products. Included in the price for the product, we provide maintenance and support during our product warranty period, which is two years for our base station channel cards and one year for our software products. We allocate a portion of the initial product revenue to the maintenance and support services provided during the warranty period based on the fees we charge for annual support and maintenance and the length of the warranty period. This revenue is also deferred with the associated product revenue until such time as all outstanding specified future software upgrades at the time of shipment or sale are delivered, at which time a pro rata portion of the revenue is recognized over the remainder the applicable warranty period. Our support and maintenance arrangements for our EV-DO products are typically renewable for one-year periods. We invoice our support and maintenance fees in advance of the applicable maintenance period, and we recognize revenue from maintenance and support services ratably over the remaining term of the applicable maintenance and support period.

We also offer professional services such as deployment optimization, network engineering and radio frequency deployment planning, and provide training for network planners and engineers. We generally recognize revenue for these services as the services are performed.

We anticipate that service revenue will decrease during fiscal 2007 due in part to the completion of a professional services contract in fiscal 2006 for a direct customer, for which we recognized $8.0 million in service revenue in fiscal 2006.

Product and Service Billings

Product and service billings, which is a non-GAAP measure, represents the amount invoiced for products and services that are delivered and services that are to be delivered to our end customers directly or through our OEM channels for which we expect payment will be made in accordance with normal payment terms. Software-only product sales under our OEM agreements are invoiced monthly upon notification of sale by the OEM customer. We present the product and service billings metric because we believe it provides a consistent basis for understanding our sales activity and our OEM channel sales from period to period. We use product and service billings as a measure to assess our business performance and as a key factor in our incentive compensation program.

Wireless operators generally purchase communications equipment in stages — driven first by coverage and later by capacity. The initial stage involves deploying new services in selected parts of their networks, often those geographic regions with the highest concentration of customers. These wireless operators then typically expand coverage throughout their network. Later purchases are driven by a desire to expand capacity, as the usage of new services grows. Initial purchases usually occur around the time that we and our OEM customers offer products that substantially improve the performance of the network. Subsequent purchases to expand the geographic coverage and capacity of an operator’s wireless network are difficult to predict because they are typically related to consumer demand for mobile broadband services. As a result, our product and service billings have fluctuated significantly from period to period, and are expected to continue to fluctuate significantly from period to period for the foreseeable future.

From our first product shipments in fiscal 2002 through fiscal 2005, we had $290.6 million in product and service billings, of which $17.5 million was recognized as revenue and $273.1 million was deferred pending the satisfaction of revenue recognition criteria. In fiscal 2006, we recognized $170.3 million in revenue primarily as result of the delivery of a specified software upgrade in the second fiscal quarter, and to a lesser extent, the completion of a professional services contract for a direct customer. An additional $140.6 million in product and service billings was invoiced during fiscal 2006, resulting in a deferred revenue balance of $243.4 million at the end of fiscal 2006. In the first quarter of fiscal 2007, we had product and service billings of $41.5 million and, at April 1, 2007, a deferred revenue balance of $284.6 million. Product and service billings to Nortel Networks were 94% of billings in fiscal 2006, 100% of billings in the first quarter of fiscal 2007 and 94% of cumulative billings through the first quarter of fiscal 2007.

The following table reconciles revenue to product and service billings:

						Fiscal Quarter Ended
	Fiscal Year					April 2,	April 1,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)

Revenue	$4,567	$6,978	$3,617	$2,347	$170,270	$162	$269
Deferred revenue, at end of period	5,837	15,519	118,051	273,124	243,418	291,785	284,624
Less: Deferred revenue, at beginning of period	—	(5,837)	(15,519)	(118,051)	(273,124)	(273,124)	(243,418)

Product and service billings	$10,404	$16,660	$106,149	$157,420	$140,564	$18,823	$41,475

Deferred Revenue

Product and service billings for invoiced shipments and software license fees, and related maintenance services for which revenue is not recognized in the current period are recorded as deferred revenue. Deferred revenue increases each fiscal period by the amount of product and service billings that are deferred in the period and decreases by the amount of revenue recognized in the period. We classify deferred revenue that we expect to recognize during the next twelve months as current deferred revenue on our balance sheet and the remainder as long-term deferred revenue. $284.5 million of deferred revenue is included in current liabilities and $0.1 million of deferred revenue is included in long-term liabilities at April 1, 2007.

Cost of Revenue

Cost of product revenue consists primarily of:

•	cost for channel card hardware provided by contract manufacturers;

•	cost of hardware for our radio network controllers and network management systems;

•	license fees for third-party software and other intellectual property used in our products; and

•	other related overhead costs.

Cost of service revenue consists primarily of salaries, benefits and stock-based compensation for employees that provide support services to customers and manage the supply chain. We expense all service-related costs as they are incurred.

Cost Related to Product and Service Billings

Cost related to product and service billings, which is a non-GAAP measure, includes the cost of products delivered and invoiced to our customers, the cost directly attributable to the sale of software-only products by our OEM partners and the cost of services in the current period. Cost related to product billings is recorded as deferred product cost until such time as the related deferred revenue is recognized as revenue upon the delivery of specified software upgrades. At the time of revenue recognition, the related deferred product cost is expensed in the income statement as cost of revenue.

Deferred Product Cost

Cost related to product billings for invoiced shipments and software-only license fees for which revenue is not recognized in the current period is recorded as deferred product cost. Deferred product cost increases each fiscal period by the amount of product cost associated with product billings that are deferred in the period and decreases by the amount of product cost associated with revenue recognized in the period. We classify deferred product cost that we expect to recognize during the next twelve months as current deferred product cost on our balance sheet and the remainder as long term deferred product cost. All $34.4 million of deferred product cost at April 1, 2007 is included in current assets.

Gross Margin

Our gross margin varies from period-to-period according to the mix of revenue from hardware products, software products and services revenue. Our gross margin in fiscal 2006 of 73.4% represents an accumulation of revenue less related product cost associated with OEM product shipments and software license fees from 2002 through the first quarter of fiscal 2005. We expect our gross margin in fiscal 2007 to be greater than it was in fiscal 2006 due to the discontinuation of sales of hardware products through our OEM relationship with Nortel Networks beginning in the third quarter of fiscal 2006.

Operating Expenses

Research and Development.  Research and development expense consists primarily of:

•	salaries, benefits and stock-based compensation related to our engineers;

•	cost of prototypes and test equipment relating to the development of new products and the enhancement of existing products;

•	payments to suppliers for design and consulting services; and

•	other related overhead costs.

We have expensed all of our research and development cost as it has been incurred. Our research and development is performed by our engineering personnel in the United States and in Bangalore, India. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position and the development of new products for new markets. Accordingly, we expect research and development expense to increase in amount and as a percentage of product and service billings in fiscal 2007.

Sales and Marketing.  Sales and marketing expense consists primarily of:

•	salaries, benefits and stock-based compensation related to our sales, marketing and customer support personnel;

•	commissions payable to our sales personnel;

•	travel, lodging and other out-of-pocket expenses;

•	marketing program expenses; and

•	other related overhead costs.

We expense sales commissions at the time they are earned, which typically is when the associated product and service billings are recorded or when a customer agreement is executed. We expect sales and marketing expense to increase in amount and as a percentage of product and service billings for the foreseeable future as we further increase the number of our sales professionals and increase our marketing activities.

General and Administrative.  General and administrative expense consists primarily of:

•	salaries, benefits and stock-based compensation related to our executive, finance, legal, human resource and administrative personnel;

•	professional services costs; and

•	other related overhead costs.

We expect general and administrative expense to increase in amount and as a percentage of product and service billings for the foreseeable future as we invest in infrastructure to support continued growth and incur additional expenses related to being a publicly-traded company, including additional audit and legal fees, costs of compliance with the Sarbanes-Oxley Act of 2002, disclosure obligations and other regulations, investor relations expense and insurance premiums.

Stock-Based Compensation Expense

We adopted the requirements of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), in the first quarter of fiscal 2006. SFAS No. 123(R) addresses all forms of shared-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. We currently expect that our adoption of SFAS No. 123(R) will continue to adversely affect our operating results to some extent in future periods.

Based on current stock option grants, we expect to recognize a future expense for non-vested options of $9.8 million over a weighted-average period of 4.4 years as of April 1, 2007. We expect stock-based compensation expense will increase for the foreseeable future as we expect to continue to grant stock-based incentives to our employees.

Interest Income, Net

Interest income, net, relates to interest earned on our cash, cash equivalents and investments. In fiscal 2004, interest income was offset by interest expense related to two equipment lines of credit which were retired in that year. In fiscal 2006, interest income was offset by non-cash interest expense relating to our preferred stock warrants.

Cash Flow from Operating Activities

Customer collections and, consequently, cash flow from operating activities are driven by sales transactions and related product and service billings, rather than recognized revenues. We believe cash flow from operating activities is a useful measure of the performance of our business because, in contrast to income statement profitability metrics that rely principally on revenue, cash flow from operating activities captures the contribution of changes in deferred revenue and deferred charges. We present cash flow from operating activities because it is a metric that management uses to track business performance and, as such, is a key factor in our incentive compensation program. In addition, management believes this metric is frequently used by security analysts, investors and other interested parties in the evaluation of software companies with significant deferred revenue balances.

We expect cash flow from operating activities in fiscal 2007 to be greater than cash flow from operating activities in fiscal 2006 primarily due to the receipt in early January 2007 of a significant payment that was due in late December 2006 and, to a lesser extent, lower tax payments in fiscal 2007 compared to fiscal 2006.

Fiscal Year

Our fiscal year ends on the Sunday closest to December 31. Accordingly, each of our fiscal quarters ends on the Sunday that falls closest to the last day of the third calendar month of the quarter.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. See note 2 to our consolidated financial statements included elsewhere in this prospectus for information about these critical accounting policies, as well as a description of our other significant accounting policies.

Revenue Recognition

We derive revenue from: the licensing of software products and software upgrades; the sale of hardware products, maintenance and support services; and the sale of professional services, including training. Our products incorporate software that is more than incidental to the related hardware. Accordingly, we recognize revenue in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, No. 97-2, Software Revenue Recognition.

Under multiple-element arrangements where several different products or services are sold together, we allocate revenue to each element based on VSOE of fair value. We use the residual method when fair value does not exist for one or more of the delivered elements in a multiple-element arrangement. Under the residual method, the fair value of the undelivered elements are deferred and subsequently recognized when earned. For a delivered item to be considered a separate element, the undelivered items must not be essential to the functionality of the delivered item and there must be VSOE of fair value for the undelivered items in the arrangement. Fair value is generally limited to the price charged when we sell the same or similar element separately or, when applicable, the stated substantive renewal rate. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. For example, in situations where we sell a product during a period when we have a commitment for the delivery or sale of a future specified software upgrade, we defer revenue recognition until the specified software upgrade is delivered.

Significant judgments in applying the accounting rules and regulations to our business practices principally relate to the timing and amount of revenue recognition given our current concentration of revenues with one customer and our inability to establish VSOE of fair value for specified software upgrades.

We sell our products primarily through OEM arrangements with telecommunications infrastructure vendors, such as Nortel Networks. We have collaborated with our OEM customers on a best effort basis to develop initial product features and subsequent enhancements for the products that are sold by a particular OEM to its wireless operator customers. For each OEM customer, we expect to continue to develop products based on our core technology that are configured for the requirements of the OEM’s base stations and its operator customers. This business practice is common in the telecommunications equipment industry and is necessitated by the long planning cycles associated with wireless network deployments coupled with rapid changes in technology. Large and complex wireless networks support tens of millions of subscribers and it is critical that any changes or upgrades be planned well in advance to ensure that there are no service disruptions. The evolution of our infrastructure technology must therefore be planned, implemented and integrated with the wireless operator’s plans for deploying new applications and services and any equipment or technology provided by other vendors.

Given the nature of our business, the majority of our sales are generated through multiple-element arrangements comprised of a combination of product, maintenance and support services and, importantly, specified product upgrades. We have established a business practice of negotiating with OEMs the pricing for future purchases of new product releases and specified software upgrades. We expect that we will release one or more optional specified upgrades annually. To determine whether these optional future purchases are elements of current purchase transactions, we assess whether such new products or specified upgrades will be offered to the OEM customer at a price that represents a significant and incremental discount to current purchases. Because we sell uniquely configured products through each OEM customer, we do not maintain a list price for our products and specified software upgrades. Additionally, as we do not sell these products and upgrades to more than one customer, we are unable to establish VSOE of fair value for these products and upgrades. Consequently, we are unable to demonstrate whether the license fees we charge for the optional specified upgrades include a significant and incremental discount. As such, we defer all revenue related to current product sales, software-only license fees, maintenance and support services and professional services until all specified upgrades committed at the time of shipment have been delivered. For example, we recognize deferred revenue from sales to an OEM customer only when we deliver a specified upgrade that we have previously committed. However, when we commit to an additional upgrade before we have delivered a previously committed upgrade, we defer all revenue from product sales after the date of such commitment until we deliver the additional upgrade. Any revenue that we had deferred prior to the additional commitment is recognized when the previously committed upgrade is delivered.

If there are no commitments outstanding for specified upgrades, we recognize revenue when all of the following have occurred: (1) delivery (FOB origin), provided that there are no uncertainties regarding customer acceptance; (2) there is persuasive evidence of an arrangement; (3) our fee is fixed or determinable; and (4) collection of the related receivable is reasonably assured, as long as all other revenue recognition criteria have been met. If there are uncertainties regarding customer acceptance, we recognize revenue and related cost of revenue when those uncertainties are resolved. Any adjustments to software license fees are recognized when reported to us by an OEM customer.

For our direct sales to end user customers, which have not been material to date, we have recognized product revenue upon delivery provided that all other revenue recognition criteria have been met.

We have established objective evidence of fair value for maintenance and support services by selling these elements separately from our products at consistent prices. We typically bundle maintenance and support services for one or two years, representing the warranty period, in the fee for initial product sales. We defer the fair value associated with maintenance and support services at the time of renewal and recognize revenue for such services ratably over the service period. We provide a limited warranty that our software will perform in a manner consistent with our product specifications under normal use and circumstances. In the event of a breach of this limited warranty, we must repair or replace the product or, if those remedies are insufficient, provide a refund.

We provide professional services for deployment optimization, network engineering and radio frequency deployment planning, and provide training for network planners and engineers. We generally recognize revenue for these services as the services are performed as we have deemed such services not essential to the functionality of our products.

Stock-Based Compensation

For stock-based awards prior to January 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, we recorded compensation expense for options issued to employees only to the extent that such exercise prices were less than the fair market value at the date of grant. We followed the disclosure only provisions as required by the Financial Accounting Standards Board, or FASB, under SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. All stock based awards to non-employees were accounted for at their fair value in accordance with SFAS No. 123 and related interpretations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. In accordance with SFAS No. 123(R), we will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award, which is generally five years, and have elected to use the Black-Scholes option pricing model to determine fair value. SFAS No. 123(R) eliminated the alternative of applying the intrinsic value method of APB Opinion No. 25 to stock compensation awards. We adopted the provisions of SFAS No. 123(R) on the first day of fiscal 2006 using the prospective transition method. As such, we will continue to apply APB No. 25 in future periods to equity awards granted prior to the adoption of SFAS No. 123(R).

As there was no public market for our common stock prior to this offering, we determined the volatility percentage used to calculate the fair value of stock options we have granted based on an analysis of the historical stock price data for a peer group of companies that issued options with substantially similar terms. The expected volatility percentage used to determine the fair value of stock options granted in fiscal 2006 was 89% and the first quarter of fiscal 2007 was 78%. The expected life of options has been determined utilizing the “simplified” method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during fiscal 2006 was 6.5 years. For fiscal 2006, the weighted-average risk free interest rate used was 4.79%. The risk-free interest rate is based on a 7-year treasury instrument whose term is consistent with the expected life of the stock options. Although we paid a one-time special cash dividend in April 2007, the expected dividend yield is assumed to be zero as we do not anticipate paying cash dividends on our shares of common stock in the future. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate of 3.0% for fiscal 2006 in determining the expense recorded in our consolidated statement of operations. This rate was derived by review of our historical forfeitures since 2000.

We recorded expense of $0.8 million in fiscal 2006 and $0.5 million in the first quarter of fiscal 2007 in connection with share-based awards. As of April 1, 2007, we expected to recognize future expense for non-vested stock options of $9.8 million over a weighted-average period of 4.4 years.

The following table summarizes our stock option grants between December 13, 2005 and July 1, 2007:

	Number of
	Shares Subject to	Exercise	Fair Value of
	Options Granted	Price	Common Stock

December 13, 2005	633,898	$2.67	$4.91	(a)
January 23, 2006	87,767	2.67	5.29	(a)
April 18, 2006	256,177	3.00	5.05	(a)
July 19, 2006	167,275	3.00	3.67	(a)
August 21, 2006	1,311,383	3.00	4.08	(a)
October 17, 2006	254,259	3.67	6.10	(a)
November 28, 2006	303,625	7.62	7.62	(b)
February 28, 2007	360,068	7.04	7.04	(b)
March 22, 2007	135,028	7.07	7.07	(b)
April 30, 2007	262,566	0.001	6.03	(b)
May 22, 2007	418,943	6.72	6.72	(b)
June 21, 2007	104,268	7.44	7.44	(b)

Total	4,295,257

(a)	Fair value as determined in a retrospective valuation.
(b)	Fair value as determined in a contemporaneous valuation.

Prior to this offering, there was no public market for our common stock, and, in connection with our grants of stock options and issuance of restricted stock awards, our board of directors, with input from management, determined the fair value of our common stock. The board exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several objective and subjective factors, including operating and financial performance and corporate milestones, the liquidation preferences, dividend rights and voting control attributable to our then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company. As shown in the table above, the fair value of our common stock fluctuated from December 2005 to August 2006 due to several objective and subjective factors, including changes in the market values of comparable publicly traded companies, the acceptance of our technology in the market, the decline in sales during the first half of 2006 for our Rev 0 products and the willingness of wireless operators to deploy our planned Rev A products in the second half of 2006. The value of our common stock increased from August 2006 through March 2007 primarily due to the delivery and market acceptance of our planned Rev A products in September 2006 and the increased likelihood of achieving a liquidity event, such as an initial public offering.

In preparation for the initial public offering of our common stock, we reviewed the fair value of our common stock since December 2005 in accordance with the practice aid of the American Institute of Certified Public Accountants titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

In November 2006, we prepared a contemporaneous analysis of the fair value of our common stock. We determined the value for our common stock $7.62 per share as of November 15, 2006. We used the income and market approaches to value our company. Under the income approach, we applied the discounted cash flow method. Future values were converted to present value using a discount rate of 20%, which was derived using the capital asset pricing model. Under the market approach, we compared our company to various publicly traded companies in similar lines of business.

We then allocated the value of our company between our common stock and preferred stock using the probability-weighted expected return method. The most likely liquidity event was assumed to be an initial public offering, which was assigned a probability weight of 50% and an assumed liquidity date of April 15, 2007. The analysis also considered a sale/merger scenario as well as a scenario where the company remained privately held.

In determining the fair value of our common stock, we applied a 35% discount for lack of marketability to the remaining privately held scenario only to reflect the fact that there is no established trading market for our stock. We determined the discount for lack of marketability by looking at two sources of empirical evidence: studies of private transactions prior to public offerings and studies of restricted stocks. These studies have calculated average discounts to be approximately 43% for private transactions prior to public offerings and 32% for restricted stocks. We then adjusted these discounts to reflect factors specific to our common stock. When multiplied by the probability factor assigned to remaining privately held, the overall effective discount for lack of marketability is 16%.

We also performed retrospective analyses of the fair value of our common stock on each of the grant dates of stock options and restricted stock since December 2005.

Similar to the contemporaneous analysis performed previously, we assigned probabilities to the various liquidity events. For the period from December 2005 through August 2006, the most likely liquidity event was assumed to be remaining a private company. This event was assigned a weighting of 90% as we had not yet expanded our OEM customer base, the development of our new products was still in its infancy and we were undergoing a transition to our next product version where sales of our Rev 0 products were declining rapidly.

In September and October of 2006, we achieved several key milestones, including the completion of an amendment to our agreement with our largest customer to deliver the next software release, the completion of an agreement with a new OEM customer, and the initial deployments of the next version OEM base station channel cards by the wireless operators. As such, we increased the probability scenario for an initial public offering to 30% from 10%. The indicated valuation of our common stock was determined to be $6.10 per share as of October 17, 2006.

As a result of these retrospective valuations, we recorded additional stock-based compensation expense of approximately $0.2 million for fiscal 2006, to reflect amounts equal to the differences between the values calculated using the Black-Scholes option pricing model with the initial assessments of fair value of common stock and the values calculated using the Black-Scholes option pricing model with the reassessed fair values of our common stock for each of the stock-based awards granted between January 23, 2006 and October 17, 2006.

In February 2007, we performed an additional contemporaneous analysis of the fair value of our common stock. We used the same assumptions as those used in the November 15, 2006 appraisal, except the initial public offering scenario assumed a liquidity date of July 15, 2007 and the selected multiples under the market approach were reduced to reflect the complexity of our revenue accounting and related financial results. We determined that the indicated value of our common stock was $7.04 per share as of February 23, 2007.

In March 2007, we performed an additional contemporaneous analysis of the fair value of our common stock. We used the same assumptions as those used in the February 23, 2007 appraisal, except the most likely liquidity event of an initial public offering was assigned a probability weight of 55%, up from 50% in the previous valuation analysis. The increase in the probability was due to additional progress made towards the filing of a registration statement. We determined that the indicated value of our common stock was $7.07 per share as of March 22, 2007.

In April 2007, we performed an additional contemporaneous analysis of the fair value of our common stock. We updated our assumptions from the March 2007 appraisal to reflect our then current financial outlook. We determined that the indicated value of our common stock was $6.03 as of April 30, 2007, a decrease of $1.04 from our March 22, 2007 appraisal of $7.07 per share. This decrease was due primarily to the payment of an aggregate of $72.7 million for the special dividend of $1.333 per share that we paid on April 5, 2007 and was partially offset by the increase in probability weighting for the most likely liquidity event of an initial public offering from 55% to 70%, as we had filed our initial registration statement with the SEC.

In May 2007, we performed an additional contemporaneous analysis of the fair value of our common stock. We used the same assumptions as those used in the April 2007 appraisal, except the most likely liquidity event of an initial public offering was assigned a probability weight of 75%, up from 70% in the previous valuation analysis. The increase in probability was due to progress made towards the filing of an amended registration statement. We determined that the indicated value of our common stock was $6.72 per share as of May 17, 2007.

In June 2007, we performed an additional contemporaneous analysis of the fair value of our common stock. We used the same assumptions as those used in the May 2007 appraisal, except the most likely liquidity event of an initial public offering was assigned a probability weight of 85%, up from 75% in the previous valuation analysis. The increase in probability was due to additional progress made towards the filing of an amended registration statement. We determined that the indicated value of our common stock was $7.44 per share as of June 19, 2007.

Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the recognition of deferred income tax assets and liabilities for expected future tax consequences of events that have been recognized in our financial statements or tax returns. Under SFAS No. 109, we determine the deferred tax assets and liabilities based upon the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We must then periodically assess the likelihood that our deferred tax assets will be recovered from our future taxable income, and, to the extent we believe that it is more likely than not our deferred tax assets will not be recovered, we must establish a valuation allowance against our deferred tax assets.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN No. 48, which is an interpretation of SFAS No. 109. FIN No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in an enterprise’s financial statements. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 but earlier application is encouraged. Differences between the amounts recognized in the statement of financial position prior to adoption of FIN No. 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We adopted the provisions of FIN No. 48 effective January 1, 2007. We did not recognize any liability for unrecognized tax benefits as a result of adopting FIN No. 48 as of January 1, 2007 and for the fiscal quarter ended April 1, 2007. We did not recognize any interest and penalties in the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and the first quarter of fiscal 2007.

Results of Operations

The following table sets forth our results of operations for the periods shown:

				Fiscal Quarter Ended
	Fiscal Year			April 2,	April 1,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)

Revenue:
Product revenue	$3,180	$1,358	$145,835	$—	$—
Service revenue	437	989	24,435	162	269

Total revenue	3,617	2,347	170,270	162	269
Cost of revenue:
Product revenue	2,245	1,792	39,241	180	13
Service revenue	2,208	4,741	6,054	1,395	1,670

Total cost of revenue	4,453	6,533	45,295	1,575	1,683
Gross (loss) profit	(836)	(4,186)	124,975	(1,413)	(1,414)
Operating expenses:
Research and development	22,040	42,922	55,073	12,397	15,983
Sales and marketing	4,665	5,237	7,729	1,202	2,580
General and administrative	2,068	3,253	5,068	992	1,516

Total operating expenses	28,773	51,412	67,870	14,591	20,079

Operating (loss) income	(29,609)	(55,598)	57,105	(16,004)	(21,493)
Interest income, net	485	3,459	6,602	1,403	2,708

(Loss) income before tax expense (benefit) and cumulative effect of change in accounting principle	(29,124)	(52,139)	63,707	(14,601)	(18,785)
Income tax expense (benefit)	5	10,875	(10,742)	(2,462)	—

(Loss) income before cumulative effect of change in accounting principle	(29,129)	(63,014)	74,449	(12,139)	(18,785)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Other GAAP and Non-GAAP Financial Data(1):
Product and service billings	$106,149	$157,420	$140,564	$18,823	$41,475
Cost related to product and service billings	28,700	45,303	12,543	5,861	1,842
Deferred revenue, end of period	118,051	273,124	243,418	291,785	284,624
Deferred product cost, end of period	28,196	66,966	34,214	71,252	34,373
Cash flow from operating activities	43,028	67,390	25,138	(5,597)	61,212

(1)	For a reconciliation of non-GAAP financial data to GAAP data, please see the tables on the following pages of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Comparison of Fiscal Quarters Ended April 2, 2006 and April 1, 2007

Revenue and Product and Service Billings

	Fiscal Quarter Ended		Period-to-Period
	April 2, 2006	April 1, 2007	Change
	(in thousands)

Revenue	$162	$269	$107
Deferred revenue, at end of period	291,785	284,624
Less: Deferred revenue, at beginning of period	(273,124)	(243,418)

Product and service billings	$18,823	$41,475	$22,652

Total revenue increased by $0.1 million to $0.3 million in the first quarter of fiscal 2007 from $0.2 million in the first quarter of fiscal 2006. The revenue in each period consisted of service revenue from maintenance and support of products sold in prior periods. Product shipments and software-only license fees were deferred as a result of outstanding commitments for specified software upgrades during each period.

The increase in product and service billings in the first quarter of fiscal 2007 was due primarily to software sales related to the rollout of OEM channel cards that support Rev A. Our billings in the first quarter of fiscal 2006 were affected by a decline in purchases of Rev 0 channel cards by Nortel Networks as Nortel Networks began to transition to Rev A capable OEM channel cards that Nortel Networks began shipping in the second half of fiscal 2006 under license from us. We anticipate that our product and service billings for the second quarter and third quarter of fiscal 2007 will be less than our product and service billings for the first quarter of fiscal 2007. We expect that several large operators will complete their initial deployments of Rev A software in the first half of fiscal 2007 and then moderate their deployments over the remainder of the year until subscriber use creates a need for additional capacity. Accordingly, our product and service billings for fiscal 2007 may be lower than those in fiscal 2006.

Cost of Revenue and Cost Related to Product and Service Billings

	Fiscal Quarter Ended		Period-to-Period
	April 2, 2006	April 1, 2007	Change
	(in thousands)

Cost of revenue	$1,575	$1,683	$108
Deferred product cost, at end of period	71,252	34,373
Less: Deferred product cost, at beginning of period	(66,966)	(34,214)

Cost related to product and service billings	$5,861	$1,842	$(4,019)

Cost of revenue increased by $0.1 million to $1.7 million in the first quarter of fiscal 2007 from $1.6 million in the first quarter of fiscal 2006. Cost of product revenue decreased by $0.2 million to $0 in the first quarter of fiscal 2007 from $0.2 million in the first quarter of fiscal 2006. Cost of service revenue increased by $0.3 million to $1.7 million in the first quarter of fiscal 2007 from $1.4 million in the first quarter of fiscal 2006.

The decrease in cost of product revenue was due primarily to the transition of manufacturing for Rev A channel cards to Nortel Networks in fiscal 2006. The increase in cost of service revenue was due primarily to an increase in customer service headcount to support a larger installed base of product.

The decrease in cost related to product and service billings was due primarily to the transition in fiscal 2006 to software-only sales for Rev A capable OEM channel cards manufactured by Nortel Networks from sales of Rev 0 channel cards, which included both hardware and software.

Gross Profit (Loss)

Gross loss totaled $1.4 million in the first quarter of both fiscal 2007 and fiscal 2006 due primarily to the cost of providing maintenance and support for the installed base and the deferral of substantially all product and service billings in each period.

Operating Expenses

	Fiscal Quarter Ended		Period-to-Period Change
	April 2, 2006	April 1, 2007	Amount	Percentage
	(dollars in thousands)

Research and development	$12,397	$15,983	$3,586	28.9%
Sales and marketing	1,202	2,580	1,378	114.6%
General and administrative	992	1,516	524	52.8%

Total operating expenses	$14,591	$20,079	$5,488	37.6%

Research and Development.  The increase in research and development expense was due primarily to an increase in the number of research and development employees in our Chelmsford, Massachusetts and Bangalore, India facilities. Salary and benefit expense associated with the increase in headcount increased by $2.6 million to $11.7 million in the first quarter of fiscal 2007 from $9.1 million in the first quarter of fiscal 2006.

Sales and Marketing.  The increase in sales and marketing expense was primarily due to an increase in salary and benefit expense associated with an increase in the number of sales, marketing and customer service employees and to a lesser extent an increase in travel expense associated with our sales and marketing activities. Salary and benefit expense associated with the increase in headcount increased by $1.2 million to $2.5 million in the first quarter of fiscal 2007 from $1.3 million in the first quarter of fiscal 2006.

General and Administrative.  The increase in general and administrative expense was due to an increase in professional service fees associated with legal, audit and tax consulting services. Legal, audit and tax consulting fees increased by $0.4 million to $0.5 million in the first quarter of fiscal 2007 from $0.1 million in the first quarter of fiscal 2006.

Interest Income, Net.  Interest income, net, consists of interest generated from the investment of our cash balances. The increase in interest income in the first quarter of fiscal 2007 was due primarily to greater average cash balances and higher interest rates than in the first quarter of fiscal 2006.

Comparison of Fiscal 2005 and Fiscal 2006

Revenue and Product and Service Billings

	Fiscal Year		Period-to-Period
	2005	2006	Change
	(in thousands)

Revenue	$2,347	$170,270	$167,923
Deferred revenue, at end of period	273,124	243,418
Less: Deferred revenue, at beginning of period	(118,051)	(273,124)

Product and service billings	$157,420	$140,564	$(16,856)

Total revenue increased by $167.9 million to $170.3 million in fiscal 2006 from $2.3 million in fiscal 2005. Product revenue increased by $144.5 million to $145.8 million in fiscal 2006 from $1.4 million in fiscal 2005. Service revenue increased by $23.4 million to $24.4 million in fiscal 2006 from $1.0 million in fiscal 2005.

From fiscal 2002 through the first quarter of fiscal 2006, we deferred all of our product revenue from Nortel Networks because we had committed to a specified software upgrade, which we delivered in the second quarter of fiscal 2006. Upon delivery of the specified upgrade in fiscal 2006, we recognized revenue from product shipments and software licenses sold to Nortel Networks from fiscal 2002 through the first quarter of fiscal 2005, when we committed to a subsequent software upgrade. Product shipments and software licenses sold to Nortel Networks from the second quarter of fiscal 2005 through fiscal 2006 have been deferred and will be recognized as revenue when all committed software upgrades at the time of sale are delivered. Sales to Nortel Networks accounted for 95% of our revenue in fiscal 2006.

The decrease in product and service billings in fiscal 2006 was primarily due to the transition from Rev 0 product shipments, which included both OEM base station channel card hardware and software, to a Rev A software-only model under which Nortel Networks manufactures the Rev A OEM base station channel cards under license from us. Our product and service billings in fiscal 2006 reflected an increase in sales of software for OEM base station channel cards that support Rev A as operators ramped up their deployments of EV-DO infrastructure.

Cost of Revenue and Cost Related to Product and Service Billings

	Fiscal Year		Period-to-Period
	2005	2006	Change
	(in thousands)

Cost of revenue	$6,533	$45,295	$38,762
Deferred product cost, at end of period	66,966	34,214
Less: Deferred product cost, at beginning of period	(28,196)	(66,966)

Cost related to product and service billings	$45,303	$12,543	$(32,760)

Cost of revenue increased by $38.8 million to $45.3 million in fiscal 2006 from $6.5 million in fiscal 2005. Cost of product revenue increased by $37.4 million to $39.2 million in fiscal 2006 from $1.8 million in fiscal 2005. Cost of service revenue increased by $1.3 million to $6.1 million in fiscal 2006 from $4.7 million in fiscal 2005.

The increase in cost of product revenue was due primarily to the delivery of a software upgrade to Nortel Networks in the second quarter of fiscal 2006. As a result of this software release, we expensed deferred charges on all products that were delivered to Nortel Networks between fiscal 2002 and the next software commitment that we made in the second quarter of fiscal 2005. The increase in cost of service revenue was due primarily to an increase in customer service headcount to support a larger installed base of product.

The decrease in cost related to product and service billings was primarily due to a decrease in the number of Rev 0 channel cards shipped. Because Nortel Networks assumed manufacturing for the channel card hardware under license from us, costs associated with Rev A upgradeable channel cards shipped in fiscal 2006 were borne by Nortel Networks.

Gross Profit (Loss)

Gross profit increased by $129.2 million to a gross profit of $125.0 million in fiscal 2006 from a gross loss of $4.2 million in fiscal 2005. Gross profit from product revenue increased by $107.0 million to a gross profit of $106.6 million in fiscal 2006 from a gross loss of $0.4 million in fiscal 2005 and gross profit from service revenue increased by $22.1 million to a gross profit of $18.4 million in fiscal 2006 from a gross loss of $3.8 million in fiscal 2005.

The increase in gross profit was due primarily to the recognition of revenue at the time of the release of a software upgrade to Nortel Networks in the second quarter of fiscal 2006 for product shipments which occurred between April 2002 and March 2005. We expect gross profit on our revenue to continue to fluctuate significantly in the future based on the time period between commitments for future software upgrades and the volume of sales in those time intervals.

Operating Expenses

	Fiscal Year		Period-to-Period Change
	2005	2006	Amount	Percentage
	(dollars in thousands)

Research and development	$42,922	$55,073	$12,151	28.3%
Sales and marketing	5,237	7,729	2,492	47.6%
General and administrative	3,253	5,068	1,815	55.8%

Total operating expenses	$51,412	$67,870	$16,458	32.0%

Research and Development.  The increase in research and development expense was due primarily to an increase in the number of research and development employees, and to a lesser extent an increase in spending on development tools, lab supplies and equipment to support new product development programs. Salary and benefit expense associated with the increase in headcount increased by $9.0 million to $40.5 million in fiscal 2006 from $31.5 million in fiscal 2005.

Sales and Marketing.  The increase in sales and marketing expense was primarily due to an increase in salary and benefit expense associated with an increase in the number of sales, marketing and customer support employees, and to a lesser extent an increase in travel expense associated with our sales, marketing and customer support activities. Salary and benefit expense associated with the increase in headcount increased by $2.0 million to $7.3 million in fiscal 2006 from $5.3 million in fiscal 2005.

General and Administrative.  The increase in general and administrative expense was due to an increase in the number of general and administrative employees and increased professional service fees associated with legal, audit and tax consulting services. Salary and benefit expense increased by $1.1 million to $3.1 million in fiscal 2006 from $2.0 million in fiscal 2005. Legal, audit and tax consulting fees increased by $0.7 million to $1.3 million in fiscal 2006 from $0.6 million in fiscal 2005.

Interest Income, Net.  Interest income, net, consists of interest generated from the investment of our cash balances, which was offset in fiscal 2006 by non-cash interest expense relating to our preferred stock warrants. The increase in interest income in fiscal 2006 was due primarily to greater average cash balances and higher interest rates.

Comparison of Fiscal 2004 and Fiscal 2005

Revenue and Product and Service Billings

	Fiscal Year		Period-to-Period
	2004	2005	Change
	(in thousands)

Revenue	$3,617	$2,347	$(1,270)
Deferred revenue, at end of period	118,051	273,124
Less: Deferred revenue, at beginning of period	(15,519)	(118,051)

Product and service billings	$106,149	$157,420	$51,271

Total revenue decreased by $1.3 million to $2.3 million in fiscal 2005 from $3.6 million in fiscal 2004. Product revenue decreased by $1.8 million to $1.4 million in fiscal 2005 from $3.2 million in fiscal 2004. Service revenue increased by $0.6 million to $1.0 million in fiscal 2005 from $0.4 million in fiscal 2004.

The decrease in product revenue was due primarily to a one-time direct sale to a wireless operator in fiscal 2004 and lower sales to a former OEM customer in fiscal 2005. The increase in service revenue was due primarily to growth in our installed product base with the former OEM customer.

The increase in product and service billings in fiscal 2005 was due primarily to an increase in the number of Rev 0 OEM base station channel cards sold through our OEM arrangement with Nortel Networks, which was offset in part by a decline in the average selling price.

Cost of Revenue and Cost Related to Product and Service Billings

	Fiscal Year		Period-to-Period
	2004	2005	Change
	(in thousands)

Cost of revenue	$4,453	$6,533	$2,080
Deferred product cost, at end of period	28,196	66,966
Less: Deferred product cost, at beginning of period	(3,949)	(28,196)

Cost related to product and service billings	$28,700	$45,303	$16,603

Cost of revenue increased by $2.1 million to $6.5 million in fiscal 2005 from $4.5 million in fiscal 2004. Cost of product revenue decreased by $0.4 million to $1.8 million in fiscal 2005 from $2.2 million in fiscal 2004. Cost of service revenue increased by $2.5 million to $4.7 million in fiscal 2005 from $2.2 million in fiscal 2004.

The decrease in cost of product revenue was due primarily to a one-time direct sales to a wireless operator in fiscal 2004 and decreased sales to a former OEM customer in fiscal 2005. The increase in cost of service revenue was due primarily to an increase in customer service headcount to support a larger installed base of product.

The increase in cost related to product and service billings was primarily due to an increase in the number of Rev 0 OEM base station channel cards sold through our OEM arrangement with Nortel Networks.

Gross Profit (Loss)

Gross profit decreased by $3.4 million to $(4.2) million in fiscal 2005 from $(0.8) million in fiscal 2004. Gross profit from product revenue decreased by $1.4 million to $(0.4) million in fiscal 2005 from $0.9 million in fiscal 2004. Gross profit from service revenue decreased by $2.0 million to $(3.8) million in fiscal 2005 from $(1.8) million in fiscal 2004.

The decrease in gross profit from product revenue in fiscal 2005 was due primarily to the recognition of revenue at the time of a one-time direct sale to a wireless operator in fiscal 2004 and lower product sales to a former OEM customer in fiscal 2005. The decrease in gross profit from service revenue in fiscal 2005 was due primarily to an increase in customer support expenses which grew at a higher rate than our service revenue.

Operating Expenses

	Fiscal Year		Period-to-Period Change
	2004	2005	Amount	Percentage
	(dollars in thousands)

Research and development	$22,040	$42,922	$20,882	94.7%
Sales and marketing	4,665	5,237	572	12.3%
General and administrative	2,068	3,253	1,185	57.3%

Total operating expenses	$28,773	$51,412	$22,639	78.7%

Research and Development.  The increase in research and development expense was due primarily to an increase in the number of research and development employees to support development of our Rev A and FMC products, and to a lesser extent, an increase in prototype and consulting expenses relating to these new product initiatives. Salary and benefit expense associated with the increase in headcount increased by $15.2 million to $31.5 million in fiscal 2005 from $16.3 million in fiscal 2004.

Sales and Marketing.  The increase in sales and marketing expense was due primarily to an increase in the number of sales and marketing employees and partially offset by a reduction in commissions earned. Salary and benefit expense associated with the increase in headcount increased by $0.7 million to $5.3 million in fiscal 2005 from $4.6 million in fiscal 2004. Commission expense decreased by $0.5 million to $1.2 million in fiscal 2005 from $1.7 million in fiscal 2004.

General and Administrative.  The increase in general and administrative expense was due primarily to an increase in the number of general and administrative employees, and to a lesser extent, an increase in legal and other professional service expense to support the growth of the company. Salary and benefit expense associated with the increase in headcount increased by $0.8 million to $2.0 million in fiscal 2005 from $1.2 million in fiscal 2004.

Interest Income, Net.  The increase in interest income, net, was due primarily to higher interest income generated by greater average cash balances and higher interest rates, and to a lesser extent, lower interest expense due to the retirement of all outstanding principal and interest owed under the two equipment lines of credit.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statement of operations data for the nine fiscal quarters ended April 1, 2007. We have prepared the unaudited information for each quarter on the same basis as our audited financial statements included elsewhere in this prospectus. The unaudited information, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for the periods presented. These quarterly operating results are not necessarily indicative of our operating results for any future periods or a full fiscal year.

	Fiscal Quarter Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,	April 1,
	2005	2005	2005	2006	2006	2006	2006	2006	2007
	(in thousands)

Revenue
Product revenue	$350	$215	$48	$745	$—	$145,835	$—	$—	$—
Service revenue	131	128	353	377	162	21,464	1,513	1,296	269

Total revenue	481	343	401	1,122	162	167,299	1,513	1,296	269
Cost of revenue
Product revenue	293	129	1,185	185	180	39,016	37	8	13
Service revenue	987	1,136	1,253	1,365	1,395	1,414	1,523	1,722	1,670

Total cost of revenue	1,280	1,265	2,438	1,550	1,575	40,430	1,560	1,730	1,683

Gross (loss) profit	(799)	(922)	(2,037)	(428)	(1,413)	126,869	(47)	(434)	(1,414)
Operating expenses
Research and development	8,173	10,164	11,685	12,900	12,397	13,464	13,323	15,889	15,983
Sales and marketing	1,141	1,321	1,462	1,313	1,202	1,744	1,842	2,941	2,580
General and administrative	693	745	841	974	992	1,104	1,151	1,821	1,516

Total operating expenses	10,007	12,230	13,988	15,187	14,591	16,312	16,316	20,651	20,079

Operating (loss) income	(10,806)	(13,152)	(16,025)	(15,615)	(16,004)	110,557	(16,363)	(21,085)	(21,493)
Interest income, net	489	708	996	1,266	1,403	1,662	1,573	1,964	2,708
Income before tax expense (benefit) and cumulative effect of change in accounting principle	(10,317)	(12,444)	(15,029)	(14,349)	(14,601)	112,219	(14,790)	(19,121)	(18,785)
Income tax expense (benefit)	2,152	2,595	3,135	2,993	(2,462)	(8,280)	—	—	—

Net (loss) income before cumulative effect of change in accounting principle	(12,469)	(15,039)	(18,164)	(17,342)	(12,139)	120,499	(14,790)	(19,121)	(18,785)

Cumulative effect of change in accounting principle	—	—	—	—	(330)	—	—	—	—

Net (loss) income	$(12,469)	$(15,039)	$(18,164)	$(17,342)	$(12,469)	$120,499	$(14,790)	$(19,121)	$(18,785)

Other GAAP and Non-GAAP Financial Data:
Product and service billings(1)	$44,374	$53,015	$32,655	$27,376	$18,823	$19,116	$29,773	$72,852	$41,475
Cost related to product and service billings(2)	11,858	15,997	9,500	7,948	5,861	2,700	1,931	2,051	1,842
Deferred revenue, at end of period	161,944	214,616	246,870	273,124	291,785	143,602	171,862	243,418	284,624
Deferred product cost, at end of period	38,774	53,506	60,568	66,966	71,252	33,522	33,893	34,214	34,373
Cash flow from operating activities	17,723	13,640	34,083	1,944	(5,597)	7,990	1,600	21,145	61,212

(1)	Product and service billings represents amounts invoiced for products and services delivered and services to be delivered to our customers for which payment is expected to be made in accordance with normal payment terms. For software-only products sold to OEM customers, we invoice only upon notification of sales by our OEM customers. We use product and service billings to assess our business performance and as a critical metric for our incentive compensation program. We believe product and service billings is a consistent measure of our sales activity from period to period. Product and service billings is not a GAAP measure and does not purport to be an alternative to revenue or any other performance measure derived in accordance with GAAP. The following table reconciles revenue to product and service billings:

	Fiscal Quarter Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,	April 1,
	2005	2005	2005	2006	2006	2006	2006	2006	2007
	(in thousands)

Revenue	$481	$343	$401	$1,122	$162	$167,299	$1,513	$1,296	$269
Deferred revenue, at end of period	161,944	214,616	246,870	273,124	291,785	143,602	171,862	243,418	284,624
Less: Deferred revenue, at beginning of period	(118,051)	(161,944)	(214,616)	(246,870)	(273,124)	(291,785)	(143,602)	(171,862)	(243,418)

Product and service billings	$44,374	$53,015	$32,655	$27,376	$18,823	$19,116	$29,773	$72,852	$41,475

(2)	Cost related to product and service billings represents the cost directly attributable to products and services delivered and invoiced to our customers in the period. We record cost related to product billings as deferred product cost until such time as the related deferred revenue is recognized as revenue upon the delivery of specified software upgrades. When we recognize revenue, the related deferred product cost is expensed as cost of revenue. We believe that cost related to product and service billings is an important measure of our operating performance. Cost related to product and service billings is not a GAAP measure and does not purport to be an alternative to cost of revenue or any other performance measure derived in accordance with GAAP. The following table reconciles cost of revenue to cost related to product and service billings:

	Fiscal Quarter Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,	April 1,
	2005	2005	2005	2006	2006	2006	2006	2006	2007
	(in thousands)

Cost of revenue	$1,280	$1,265	$2,438	$1,550	$1,575	$40,430	$1,560	$1,730	$1,683
Deferred product cost, at end of period	38,774	53,506	60,568	66,966	71,252	33,522	33,893	34,214	34,373
Less: Deferred product cost, at beginning of period	(28,196)	(38,774)	(53,506)	(60,568)	(66,966)	(71,252)	(33,522)	(33,893)	(34,214)

Cost related to product and service billings	$11,858	$15,997	$9,500	$7,948	$5,861	$2,700	$1,931	$2,051	$1,842

Our revenue fluctuates significantly from quarter to quarter primarily as a result of our accounting for specified software upgrades. Our OEM channel revenue is accumulated and deferred from the time that we commit to a future upgrade until we deliver the upgrade. As a result, our revenue fluctuates dramatically on a quarterly basis because we have significantly higher revenue in those quarters in which we deliver specified software upgrades.

From fiscal 2002 through the first quarter of fiscal 2006, we deferred all of our product revenue from Nortel Networks because we had committed to a specified software upgrade, which we delivered in the second quarter of fiscal 2006. Upon delivery of the specified upgrade in the second quarter of fiscal 2006, we recognized revenue from product shipments and software licenses sold to Nortel Networks from fiscal 2002 through the first quarter of fiscal 2005, when we committed to a subsequent software upgrade. Product shipments and software licenses sold to Nortel Networks from the second quarter of fiscal 2005 through the first quarter of fiscal 2007 have been deferred and will be recognized as revenue when all committed software upgrades at the time of sale are delivered. As a result, we did not recognize revenue from Nortel Networks during the third and fourth quarters of fiscal 2006 or the first quarter of fiscal 2007.

Our product and service billings declined sequentially from the second quarter of fiscal 2005 through the first quarter of fiscal 2006 primarily as a result of the transition from product sales based on Rev 0 channel cards to sales based on Rev A upgradeable channel cards in the second half of fiscal 2006. Billings in the second quarter of fiscal 2006 included $7.0 million from the completion of a professional services contract with a direct customer. We derived billings in the fourth quarter of fiscal 2006 and the first quarter of fiscal 2007 primarily from product sales related to the rollout of Rev A upgradeable channel cards. Billings in the fourth quarter of fiscal 2006 were significantly greater than billings in the third quarter of fiscal 2006 as a result of the initial deployment by operators of Rev A upgradeable channel cards. Billings in the first quarter of fiscal 2007 were significantly less than billings in the fourth quarter of fiscal 2006 because billings in the fourth quarter of fiscal 2006 included product sales to operators who had delayed their purchases during fiscal 2006 in anticipation of the availability of Rev A upgradeable channel cards.

Our gross profit was relatively flat from the first quarter of fiscal 2005 through the first quarter of fiscal 2006 primarily due to the deferral of substantially all of our revenue during those periods related to undelivered software upgrade commitments outstanding to Nortel Networks. During the second quarter of fiscal 2006, our gross profit increased substantially due to the recognition of revenue and the associated cost of revenue resulting from the delivery of a software upgrade to Nortel Networks.

Our operating expenses generally have increased quarter over quarter for the last nine quarters. This increase in operating expenses was primarily due to growth in employee headcount in research and development, sales and marketing and general and administrative departments in order to develop, sell and support additional products and a growing installed base. We expect quarterly increases in operating expenses for the foreseeable future.

We expect our product and service billings and cash flow from operating activities to fluctuate significantly from quarter to quarter based on the shipment of new products and upgrades to the existing installed base of products as well as wireless operator deployment timeframes for initial network build outs and subsequent expansions to increase network capacity.

Liquidity and Capital Resources

At April 1, 2007, our principal sources of liquidity were cash, cash equivalents and investments of $220.3 million.

From our inception in March 2000 through fiscal 2003, we did not generate sufficient cash flow to fund our operations and the growth in our business. We funded our business primarily through issuances of preferred stock that provided us with gross proceeds of $90.9 million and borrowings of $4.9 million under lines of credit to fund the purchase of equipment. Upon the closing of this offering, all outstanding shares of our preferred stock will automatically convert into shares of our common stock. We repaid all borrowings under our lines of credit in July 2004, and terminated the lines of credit at such time. We do not currently have any line of credit or other similar source of liquidity.

				Fiscal
	Fiscal Year			Quarter Ended
	2004	2005	2006	April 1, 2007
	(in thousands)

Cash and cash equivalents	$10,198	$19,873	$86,815	$94,808
Investments, short-term	50,296	115,597	73,308	125,462
Investments, long-term	11,827	—	—	—
Accounts receivable	9,244	7,590	46,072	3,262
Working capital	69,690	111,225	3,253	(89,556)
Cash flow from operating activities	43,028	67,390	25,138	61,212
Cash flow from investing activities	(52,387)	(60,932)	40,180	(52,487)
Cash flow from financing activities	(1,749)	3,202	1,624	(728)

During fiscal 2004, fiscal 2005, fiscal 2006 and the first quarter of fiscal 2007, we funded our operations primarily with cash flow from operating activities. Cash flow from operating activities is generally derived from net (loss) income, fluctuations of current assets and liabilities and to a lesser extent non-cash expenses. In fiscal 2004, we had cash flow from operating activities even as we had a net loss for the period of $29.1 million, primarily due to an increase of $102.5 million in deferred revenue which relates to the receipt of cash prior to the recognition of revenue, offset by an increase of $24.2 million in deferred product cost which relates to the payment of cash for the cost of deferred product revenue. In fiscal 2005, we had cash flow from operating activities even as we had a net loss for the period of $63.0 million, primarily due to an increase of $155.1 million of deferred revenue offset by an increase of

$38.8 million in deferred product cost. In fiscal 2006, our net income of $74.1 million exceeded our cash flow from operating activities by $49.0 million primarily as a result of a decrease in deferred revenue of $29.7 million and increases in accounts receivable of $38.5 million associated with a significant increase in billings in the fourth quarter and prepaid taxes of $13.6 million, partially offset by a reduction in deferred charges of $32.8 million. In the first quarter of fiscal 2007, we had cash flow from operating activities even though we had a net loss for the period of $18.8 million, primarily due to a decrease in accounts receivable of $42.8 million associated with the collection of billings made in the fourth quarter of fiscal 2006 and an increase of $41.2 million of deferred revenue, of which $38.2 million was collected during the quarter. Our ability to continue to generate cash from operations will depend in large part on the volume of product and service billings, our ability to collect accounts receivable, and the growth of our operating expenses.

The timing of tax payments also impacts cash flow from operating activities from period to period. Tax payments do not necessarily match pretax income or loss in a given period due to permanent and temporary differences in taxable income including deferred revenue and deferred charges. We paid $0.9 million in fiscal 2004, $7.6 million in fiscal 2005 and $6.2 million in fiscal 2006 in federal, state and foreign taxes. We were not required to pay any taxes in the first quarter of fiscal 2007.

Cash flow from investing activities was $(52.4) million during fiscal 2004, $(60.9) million during fiscal 2005, $40.2 million during fiscal 2006 and $52.5 million during the first quarter of fiscal 2007. Cash flow from investing activities consisted primarily of the timing of purchases and maturities of investments and purchases of property and equipment.

Cash flow from financing activities was $(1.7) million during fiscal 2004, $3.2 million during fiscal 2005, $1.6 million in fiscal 2006 and $(0.7) million during the first quarter of fiscal 2007. Cash flow from financing activities in fiscal 2004 consisted primarily of payments under our equipment lines of credit. Cash flow from financing activities in fiscal 2005 and 2006 consisted primarily of proceeds from exercise of stock options and the sale of restricted common stock and preferred stock and the receipt of leasehold improvement reimbursements from our landlord. Cash flow from financing activities in the first quarter of fiscal 2007 consisted primarily of costs associated with this public offering partially offset by proceeds from exercise of stock options.

We believe our existing cash, cash equivalents and investments, our cash flows from operating activities and the net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next 24 months. Our future working capital requirements will depend on many factors, including the rate of our product and service billings growth, the introduction and market acceptance of new products, the expansion of our sales and marketing and research and development activities, and the timing of our revenue recognition and related income tax payments. To the extent that our cash, cash equivalents and investments, cash from operating activities and net proceeds from this offering are insufficient to fund our future activities, we may be required to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies or products. In the event we require additional cash resources, we may not be able to obtain bank credit arrangements or effect any equity or debt financing on terms acceptable to us or at all.

In April 2007, we paid a special cash dividend of $1.333 per share of common stock from our existing cash balance. The payment to holders of common stock and redeemable convertible preferred stock, as converted, totaled $72.7 million. We have not declared or paid any other cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future cash flow from operating activities, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and restrictions imposed by lenders, if any.

Contractual Obligations and Commitments

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2006.

		Payments Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating leases(1)	$6,086	$1,175	$2,258	$2,374	$279
Purchase commitments(2)	75	75	—	—	—

Total	$6,161	$1,250	$2,258	$2,374	$279

(1)	Consists of contractual obligations for non-cancelable office space under operating leases.
(2)	Consists of minimum purchase commitment under software license.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

Nearly all of our revenue is derived from transactions denominated in U.S. dollars, even though we maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial.

Interest Rate Sensitivity

We had unrestricted cash, cash equivalents and investments totaling $220.3 million at April 1, 2007. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. As of April 1, 2007, all of our investments were classified as held to maturity securities.

Recent Accounting Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109. FIN No. 48 prescribed a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN No. 48 effective January 1, 2007. We did not recognize any liability for unrecognized tax benefits as a result of adopting FIN No. 48 as of January 1, 2007 and for the fiscal quarter ended April 1, 2007. We did not recognize any interest and penalties in the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and the fiscal quarter ended April 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS No. 157 will be effective for us beginning January 1, 2008. We have not yet adopted this pronouncement and are currently evaluating the expected impact that the adoption of SFAS No. 157 will have on our consolidated financial position and results of operations.

BUSINESS

Overview

Airvana is a leading provider of network infrastructure products used by wireless operators to provide mobile broadband services. Our software and hardware products, which are based on Internet Protocol, or IP, technology, enable wireless networks to deliver broadband-quality multimedia services to mobile phones, laptop computers and other mobile devices. These services include Internet access, e-mail, music downloads, video, IP-TV, gaming, push-to-talk and voice-over-IP, or VoIP. Broadband multimedia services are growing rapidly as business users and consumers increasingly use mobile devices to work, communicate, play music and video and access the Internet. By delivering wireless broadband services, operators are able to increase their data services revenue and mitigate the decline in voice revenue caused by heightened competition. We expect that the introduction of VoIP, telephony services on mobile broadband networks, coupled with the accelerated use of other multimedia applications, will increasingly make mobile broadband networks the primary method for mobile communications and entertainment.

Our products leverage our expertise in three technologies — wireless communications, IP and broadband networking. IP technology is the foundation of our solutions. These products enable new services and deliver carrier-grade mobility, scalability and reliability with relatively low operating and capital costs. As a result, our products have advantages over products based on circuit switching or legacy communication protocols.

Most of our revenue to date has been attributable to our mobile broadband network products, which are based on a wireless communications standard called CDMA2000 1xEV-DO, or EV-DO. In 2002, we began delivering network infrastructure products based on the first generation EV-DO standard known as Revision 0, or Rev 0. Wireless operators such as Verizon Wireless and Sprint Nextel have deployed Rev 0 technology throughout their networks. Our next version of software is based on the second generation EV-DO standard known as Revision A, or Rev A, which provides increased data speeds and supports push-to-talk and VoIP. Certain major wireless operators are currently deploying this new, faster technology in their networks. We expect to benefit from the introduction of push-to-talk and VoIP traffic and other enhanced services onto EV-DO networks. In addition, we anticipate continued growth of our business from wireless operators expanding both the capacity and geographic reach of their networks.

We are developing new products to address the markets for fixed mobile convergence, or FMC, and in-building mobile broadband services. We recently commenced trials of our first FMC product. Our FMC products will enable operators to take advantage of wireline broadband connections that already exist in most offices and homes to deliver wireless services through a combination of mobile and Wi-Fi networks. Our FMC products under development include versions to support CDMA, UMTS and WiMAX networks. We also utilize our mobile broadband technology and products in specialized applications that require their own mobile networks. For example, we are developing EV-DO systems for use in military and public safety communications applications.

We have sold EV-DO channel card licenses for use by over 30 operators worldwide, including Alltel, Bell Mobility, Sprint Nextel, Telefonica, Telus and Verizon Wireless. We sell our EV-DO products primarily through an OEM agreement with Nortel Networks. Also, we have entered into OEM agreements with Alcatel-Lucent to develop and sell additional EV-DO products and with Qualcomm to sell EV-DO systems.

In the first quarter of fiscal 2007, our revenue was $0.3 million, our product and service billings were $41.5 million, our cash flow from operating activities was $61.2 million and our operating loss was $21.5 million. In fiscal 2006, our revenue was $170.3 million, our product and service billings were $140.6 million, our cash flow from operating activities was $25.1 million and our operating income was $57.1 million. Nortel Networks accounted for 95% of our revenue and 94% of our billings in fiscal 2006 and 100% of our billings in the first quarter of fiscal 2007. Our research and development team is comprised of approximately 400 engineers, and we have spent over $195.0 million on the development of our products over the past seven years.

Industry Background

Mobile phones and other handheld mobile devices, such as Blackberrys and smartphones, have become ubiquitous. iSuppli Corporation predicts that the total number of worldwide mobile device subscribers will grow from 2.67 billion in 2006 to 3.7 billion by 2010. Historically, demand for voice communications has driven the rapid growth in wireless services. The availability of affordable mobile phones and lower service costs, such as flat-rate pricing for long distance calling, has increased demand for voice communications.

Until recently, mobile phones were used primarily for voice communication. The recent introduction of mobile broadband services is beginning to drive significant growth in the use of data services. For example, Verizon Wireless data services revenue nearly doubled from the third quarter of 2005 to the third quarter of 2006. However, the four largest wireless operators in the United States currently derive less than 20% of their communications services revenue from data services. We believe this low penetration of data services presents a significant growth opportunity for wireless operators.

The Desire for Mobile Broadband Services

Both consumers and business users have a need for mobile broadband services. For consumers, mobile broadband presents an opportunity to access wirelessly all of the multimedia services they normally access from their home or office using their wireline broadband connection. These services include music downloads, video streaming, gaming, information access (searches, news, weather, financial data) and electronic commerce. For business professionals, mobile broadband provides access to high speed wireless email, file downloads and online information through their mobile phones, smart phones and laptop computers.

Mobile broadband can also help operators increase their revenues and profitability. Just as wireline broadband created demand for new multimedia services, the availability of mobile broadband will create demand for new services through wireless networks.

While email and instant messaging are currently among the primary applications for wireless data, faster and more reliable wireless networks are enabling operators to offer new multimedia services tailored for mobile users, providing an opportunity for higher revenues. As a result, wireless operators have joined efforts with media providers to develop content for mobile phones. This content has led to increased use of multimedia services, such as music downloads, video streaming, gaming, IP-TV and location-based services.

The Need for Fixed-Mobile Convergence

We believe wireless operators currently deliver their mobile services almost exclusively through wide-area mobile networks. Wireline operators, on the other hand, deliver IP services through fixed broadband access networks using Digital Subscriber Line, or DSL, and cable data technologies. Many wireline subscribers access these fixed broadband networks utilizing Wi-Fi and other in-building wireless networks. While most subscribers currently use one phone when at home or in the office and another while traveling, an increasing number of users are using their mobile phone as their only phone. An obstacle to the use of mobile phones while in a home or office has been the need for products that will enable mobile phone users to connect seamlessly to the in-building wireless network.

Fixed-mobile convergence products will allow operators to deliver converged services to mobile phones through a combination of wide-area mobile and in-building wireless networks. There are two ways to deliver FMC services in-building. The first method utilizes dual-mode mobile/Wi-Fi phones to access an operator’s voice and data services. Using this method, when the user is in-building, the phone uses Wi-Fi instead of its mobile radio and communicates with the operator’s network through a Wi-Fi access point, which in turn is connected to the Internet.

The second method utilizes existing mobile phones to access an operator’s voice and data services. Using this method, when the user is in-building, the mobile phone communicates with a small, inexpensive “personal” base station that connects to the operator’s network through a broadband Internet connection in the home or office. The industry calls these small, personal base stations “femto cell” access points.

Users will benefit from FMC products through improved coverage and quality of wireless service, greater convenience, and reduced spending on the combination of wireline and wireless services. Operators will benefit from FMC products by driving more in-building usage of wireless services and by reducing the cost to provide these services. Wireline operators who are mobile virtual network operators, or MVNOs, will benefit from FMC products by retaining customers on their fixed networks when they are at home or in the office.

The Market Opportunity

Traditional circuit-switched networks cannot effectively deliver mobile broadband services. The delivery of mobile multimedia services requires a technology optimized for the Internet and capable of transmission at broadband speed. To offer multimedia services, wireless operators have required a new solution — a mobile broadband architecture based on IP technology. This solution has to be deployable at relatively low cost, sufficiently scalable to support a very large number of users and capable of delivering carrier-grade reliability. Operators also require scalable fixed-mobile convergence solutions that will enable subscribers to access securely and reliably both a mobile network and in-building network through a single mobile phone. The development of these solutions requires a combination of three disciplines: wireless communications, IP and broadband networking.

Our Solution

We were founded to apply broadband and IP technologies to mobile networks. We have developed a suite of IP-based wireless infrastructure products that allow operators to provide users of mobile phones, laptop computers and other mobile devices with access to mobile broadband services. We have been able to develop our products because of our expertise in the three key technologies essential for mobile broadband — wireless communications, IP and broadband networking. Our products offer the following benefits:

Enable New Service Offerings

Our EV-DO mobile network products enable operators to deliver a broad range of new mobile broadband services, including:

•	Mobile Broadband Internet Access. Our EV-DO network products allow operators to offer broadband-quality Internet access anywhere in their networks. Users can access EV-DO-based networks through their laptop computers and other mobile devices. Mobile broadband networks offer increased convenience and mobility and wider coverage than wireless local area technologies such as Wi-Fi. In addition, in some developing markets, EV-DO networks are being used as a wireless alternative to DSL or cable to provide last-mile broadband Internet access. Our products have been used to deploy these services in Eastern Europe and Latin America.

•	Multimedia Consumer Services. Our EV-DO products enable wireless operators to provide multimedia services, such as video, music downloads, IP-TV and gaming. Broadband speed is important to users seeking to download or transmit the large files associated with multimedia services. Reflecting the growth of this market, media companies and wireless operators are developing content tailored for mobile phones. In 2006, Juniper Research estimated that global mobile entertainment services revenue, consisting of gambling, adult content, mobile games, mobile music, mobile TV and infotainment, will increase almost five-fold over the next five years.

•	Enhanced Voice Services. Our EV-DO products enable the delivery of interactive voice and video services, such as IP-based push-to-talk, video telephony and VoIP. For example, Sprint Nextel has announced its intention to deliver push-to-talk over its EV-DO network. In the future, our technology will enable wireless operators to migrate from separate voice and data networks to a single IP-based mobile broadband network delivering both voice and data.

Provide Scalability and Reliability

Our EV-DO products allow the base stations in a mobile network to connect to multiple radio network controllers in order to increase the reliability of handoffs for mobile users at mobile site boundaries. Operators can increase the capacity of their base stations simply by installing additional channel cards. Our clustering software under development will enable wireless operators to scale their networks incrementally and to react quickly and reliably to increased demand for capacity without introducing any network boundaries. In addition, our clustering architecture is designed to enable the clustering of multiple radio network controllers so they appear as one high-capacity virtual controller. With our architecture, base stations will not be impacted by the failure of a single controller because they can continue to be served by the other controllers in the cluster.

Reduce Capital and Operating Expenses

Our EV-DO products enable operators to reduce their capital and operating expenses by taking advantage of efficiencies associated with the use of IP technology. An EV-DO network employing our IP-based architecture uses high-volume, off-the-shelf components, such as IP routers, and allows mobile sites to connect to radio network controllers through an IP data network, such as a lower-cost metropolitan Ethernet network.

Leverage Existing Broadband Infrastructure

We are developing FMC products that will enable operators to take advantage of broadband and Wi-Fi connections that already exist in most offices and homes. Our initial FMC products include a Universal Access Gateway, or UAG, and femto cell access point products. Our UAG will be a high-capacity, carrier-grade network product that will allow operators to deliver mobile voice and data services to their subscribers using a combination of mobile and Wi-Fi networks. Our femto cell access point products, together with our UAG, will allow operators to deliver mobile voice and data services to subscribers in-building using a combination of mobile and fixed broadband networks. Customers will benefit from increased coverage and quality of service and a reduction in combined spending for wireline and wireless services. Operators will benefit from reduced network operating costs, increased revenue and greater customer satisfaction.

Our Strategy

Our strategy is to enhance our leadership in the mobile broadband infrastructure market by growing our EV-DO business, expanding our current product offering, acquiring new customers and seeking selected acquisition opportunities. Principal elements of our strategy include the following:

•	Grow our EV-DO Business. We plan to grow sales of our EV-DO products as operators continue to expand both the coverage and capacity of their wireless networks and increase their offerings of mobile broadband services. We are developing new features to facilitate this growth, such as technologies that will improve the quality of both VoIP and push-to-talk services. In addition, we believe opportunities exist to use our EV-DO technologies to address new markets, such as air-to-ground, military and public safety communications. We are developing an air-to-ground network infrastructure product that enables mobile broadband services for airline passengers. We are also developing a compact, rugged, easily-transportable base station that government agencies can use for military and public safety applications.

•	Enter the Fixed-Mobile Convergence Market. We are currently conducting trials of our UAG product, which will allow wireless and wireline operators to deliver mobile voice and data services through a combination of wireless and wireline access technologies. Our UAG product under development will support deployment in CDMA, UMTS and WiMAX networks and can be used to provide access for Wi-Fi and femto cell access points. We are also developing our own femto cell access point products for in-building deployment in CDMA and UMTS networks. We plan to sell these FMC products directly to operators and through OEM customers.

•	Develop Products for the GSM/UMTS Markets. While CDMA is the leading mobile technology used by North American operators, GSM/UMTS are the leading standards used elsewhere in the world. We are currently developing UAG and femto cell access point products to address the GSM/UMTS markets.

•	Leverage our Expertise in All-IP Mobile Networks to Develop 4G Technologies. Third generation wireless standards, known as 3G, enable the delivery of IP data services over mobile networks. While EV-DO is also considered a 3G standard, it is based on an architecture where all multimedia services, including voice, are carried over a single all-IP wireless network. The fourth generation wireless standards, known as 4G, are expected to offer faster speeds and will also carry all multimedia services over an all-IP wireless network. We believe our expertise in EV-DO and all-IP wireless network technology positions us well to develop 4G solutions.

•	Expand our OEM Sales Channels. Our OEM relationships have allowed us to reach a broad end-user market rapidly. By collaborating with our OEM customers to develop specific functionality to be incorporated into products for their end-customers, we enable our OEM customers to expand their product offering and achieve faster time to market for innovative products that enable new operator services. We intend to continue to pursue new OEM relationships to leverage their extensive operator relationships, industry networks and global reach.

•	Leverage our Existing Operator Relationships. We have developed direct relationships with leading wireless operators to understand their needs and create demand for our products. We collaborate directly with these operators to develop new products and services for their customers. While our OEM customers represent our primary sales channel, we also offer some products for sale directly to operators.

•	Pursue Selected Acquisition Opportunities. We intend to pursue acquisitions that we believe will complement our strategy and broaden our customer base and technologies. For example, on April 30, 2007, we acquired 3Way Networks Limited, a United Kingdom-based provider of femto cell access points and solutions for UMTS markets.

Products

We have two categories of products — mobile network EV-DO products and FMC products.

Mobile Network EV-DO Products

Our mobile network EV-DO products are IP-based and comply with the CDMA2000 1xEV-DO standard. A typical mobile radio access network, or RAN, consists of a specific combination of base stations, radio network controllers, or RNCs, and a network management system. Our mobile network EV-DO products consist primarily of software for all three RAN elements. These three elements are designed to work in conjunction with each other and cannot be deployed independently. We also design and offer base station channel cards and other hardware for use with our software.

Airvana Products in an EV-DO Radio Access Network

Base Stations and OEM Base Station Channel Cards

We have developed a comprehensive suite of products for deployment in both Rev 0 and Rev A radio access networks. This suite includes the following products:

•	OEM Base Station Channel Cards and Software. Mobile base stations send and receive signals to mobile phones and other mobile devices connected to the network. They generally reside immediately next to a mobile tower. OEM base station channel cards and our software are the primary elements of an EV-DO base station and serve as its intelligence. Nortel Networks, our largest OEM customer, manufactures Rev A OEM base station channel cards under license from us.

•	ipBTS. The ipBTS is a compact, rack-mountable base station. It will be used to provide both in-building mobile coverage for enterprises and for rapid deployment in military and public safety applications.

•	skyBTS. Our skyBTS is the base station for our air-to-ground radio access network, or ATG RAN, solution. An ATG RAN is a ground-based network that will deliver broadband Internet connectivity to aircraft using EV-DO technology. Inside the aircraft, users will connect to the Internet using Wi-Fi-enabled devices such as laptop computers.

Radio Network Controllers

A radio network controller, or RNC, directs and controls many base stations. Our RNC consists of proprietary software and a carrier-grade, off-the-shelf hardware platform. Our RNC software manages EV-DO mobility as users move between cell towers. Our RNCs are significantly smaller in size and offer higher capacity than RNCs used in traditional mobile networks. Our RNCs use IP technology to communicate with our software running on base station mobile cards. To enhance scalability, we are also developing a software upgrade that will allow our RNCs to be clustered together to serve as a larger, virtual RNC. We offer our RNC software on a stand-alone basis or bundled with the hardware platform.

Network Management System

Our AirVista Network Management System is software designed for the remote management of all of our components in a mobile network deployment. This high-capacity system provides a common management platform for all of our EV-DO and FMC products. Our AirVista software is used to access securely, configure and control all of our RAN elements over an IP network.

Flat Architecture EV-DO Base Station

We are developing a base station that combines base station and RNC software with the functionality of a packet data serving node, which is a router for CDMA mobile networks, to create a new product category. We call this integrated product a flat-architecture EV-DO base station. The flat architecture will reduce the number of network elements required to build an EV-DO network, making the network more reliable, more flexible, easier to engineer and deploy and less costly to operate. This flat architecture base station may be connected directly to the Internet and is intended for use initially in enterprise, campus, hot spot and public safety deployments.

Fixed-Mobile Convergence Products

Our first FMC product is our universal access gateway, or UAG, which we expect to deliver in the second half of 2007. When deployed in an operator’s network, our UAG will enable mobile phone users to roam between mobile and in-building networks. UAG products under development include versions to support CDMA, UMTS and WiMAX networks and can be used to provide access for Wi-Fi and femto cell access points.

The UAG will offer the following key features:

•	Security. The UAG will provide security for the operator’s network and security for the user’s traffic. The operator’s network will be protected by authenticating users before granting them access to the operator’s network. In addition, the UAG will provide firewall functionality, denial of service attack prevention and filtering through access control lists. Privacy of user information will be ensured by encrypting all traffic flowing between the user and the operator’s network.

•	Mobility. The UAG will maintain a user’s connection as the user moves between networks. When a user crosses local IP network boundaries while still connected to an operator’s network through the Internet, the UAG will maintain the user’s session. When a user moves between an in-building network connected through the Internet and the operator’s wide-area mobile network, the UAG will enable a user to maintain IP connectivity.

•	Scalability. The UAG will be a high capacity, carrier-grade network product that will be scalable easily to serve a very large number of users.

•	Quality of Service. The UAG will support differentiation and prioritization of user traffic. The capabilities of the UAG to examine different fields in user IP packets, such as source and destination addresses, will allow operators to deliver differentiated services based on the user and the user application.

•	Service Accounting. The UAG will collect detailed statistics for an operator’s network billing system. These statistics can also be used by operators to determine the performance of various subscriber applications.

Our second category of FMC products under development includes femto cell access points, which we expect to make available in 2008. When deployed in homes and offices, femto cell access points will allow users to use existing mobile phones in-building with improved coverage and increased broadband wireless performance. Femto cell products under development include versions to support UMTS and CDMA.

Our femto cell access points will include the following key features:

•	Improved in-building coverage. Our femto cell access points are designed to significantly improve in-building mobile network coverage.

•	Improved user experience of mobile services. Because our femto cell access points will be shared by a small number of users, they will be able to provide a higher performance voice and data experience compared to existing mobile network services.

•	Compatibility with existing mobile phones. Our femto cell access points will allow users to make phone calls and access Internet broadband services through their existing CDMA or UMTS mobile phones.

•	Plug and play installation. Our femto cell access points are being designed for consumer installation with minimal user configuration. They will be connected by consumers to their existing broadband Internet services, such as those provided by DSL, cable or fiber optics.

Airvana FMC Product Plan

Technology

Our IP RAN

The distinguishing feature of our mobile broadband network architecture is our proprietary use of IP technology to deliver the following:

•	mechanisms to support subscriber mobility;

•	protocols to carry traffic between the various network elements of a RAN in a secure manner;

•	methods to increase the availability of the network in case of a failure in any of its elements;

•	designs that increase the scalability of the network;

•	procedures to configure, manage and maintain the RAN; and

•	quality-of-service algorithms to allocate dynamically the resources of the RAN to subscribers and the various applications they use.

IP Backhaul

Our IP RAN architecture is designed to take advantage of the flexibility of IP networks. Our EV-DO solutions were among the first commercially deployed radio networks to rely solely on IP for the transport of packets between nodes. Traditional mobile networks use point-to-point T1/E1 circuits to connect base stations with radio network controllers. Using IP transport between base stations and radio network controllers allows wireless operators to take advantage of widely-available IP equipment, such as routers, to terminate T1/E1 circuits or use alternative low-cost IP transport services such as Metro Ethernet. Our IP backhaul capability reduces the size and cost of the required radio network controller equipment.

RNC Clustering

Our products eliminate the strict hierarchical relationships between base stations and RNCs. In traditional circuit-based radio access networks, each base station is controlled by a designated radio network controller. In our

IP RAN architecture, on the other hand, each base station can be served by multiple RNCs. This leads to improvements in handling subscriber mobility, increasing the scalability and reliability of the radio access network.

In traditional radio access networks, where each base station is served by a single RNC, base stations that are served by a given RNC form a geographic zone, called a subnet. When a mobile user travels outside the subnet, handoffs have to be performed between RNCs. These handoffs are often the cause of dropped calls and create unnecessary radio traffic. When a mobile user moves along the subnet boundary, repeated handoffs may occur, further exacerbating the problem.

Because wireless operators want to minimize the frequency of handoffs between RNCs, they often seek high capacity RNCs to make subnets as large as possible. However, individual RNC capacity is limited by the state-of-the-art in available microprocessors and memory. The clustering software we are developing will allow a wireless operator to increase the subnet size by clustering multiple RNCs and making them behave as if they were a single, much larger, virtual RNC. When a mobile subscriber requests resources from the radio access network, the base station will be able to route this request to the specific RNC within the cluster using our proprietary algorithms. As a result, subnets will be able to be made very large and handoff boundaries between RNCs may be reduced.

RNC clustering also can improve the reliability of the radio access network. In a traditional radio access network, when an RNC fails, all base stations that are served by that RNC go out of service. In our IP RAN architecture, when one RNC fails, the remaining RNCs in the cluster will continue to serve subscribers.

Multi-Homing

Our IP RAN architecture also supports multi-homing technology, which allows an RNC to continue to serve a mobile subscriber on an active call when that subscriber moves outside the current subnet. In traditional radio network architectures, handoffs between RNCs are handled using so-called inter-RNC handoff procedures, which require signaling and user traffic to flow through two RNCs. With our multi-homing technology, signaling and user traffic will flow only between the serving base station and the serving RNC and never have to traverse multiple RNCs. By keeping the mobile subscriber attached to a given RNC, this technology reduces latency and minimizes the processing load on RNCs.

IP Quality-of-Service

Quality-of-Service, or QoS, refers to a network’s ability to prioritize different kinds of traffic over others. For example, voice traffic, which is very sensitive to delay, needs priority over less delay-sensitive web-browsing traffic. All-IP mobile broadband networks need to serve a variety of traffic with very different QoS requirements. EV-DO standards define sophisticated methods for the subscriber’s device to request QoS from the radio network. As these requests are made, the radio access network must then manage its available radio resources to best satisfy the subscriber’s QoS requests. Our IP RAN architecture includes proprietary algorithms for controlling the admission of subscriber applications to the network and uses technologies designed to deal with instances of network overload in a predictable manner.

IP Network Management

Our use of IP technologies also extends into our network management systems, which is used by wireless operators to manage and maintain their networks. Instead of using closed, proprietary protocols to manage radio access network nodes, our management system uses Web-based protocols such as XML for communication between the management system and network elements. This allows our network management system to offer familiar web browser interfaces to users.

IP RAN Flat Architecture

Mobile broadband radio access networks serve user traffic in multiple types of nodes. For example, in EV-DO networks the base station, the RNC, the packet data serving node, or PDSN, and the mobile IP home agent all cooperate to serve user traffic. However, having many different nodes in the network can add latency, increase the capital and maintenance cost of the network and require complex interactions between the nodes to deliver end-to-end QoS.

Our IP RAN architecture will support flatter architectures, where either the RNC and PDSN, or the base station, RNC and PDSN, can be combined in a single node. Since there is no strict one-to-one relationship between base stations and RNCs in our IP RAN, these elements can be combined in a single node without introducing any handoff or subnet boundaries between the base stations. Our RNC clustering technology will allow us to integrate PDSN functionality into our RNC, without reducing the effective base station footprint or subnet size.

As radio networks become more distributed, and base stations are placed closer to users, as with pico cell and micro cell base stations, we expect flat networks will become the preferred architecture for wireless operators.

Distance-Based Paging

Paging is a critical capability in all mobile wireless systems. To preserve battery life, subscriber devices are programmed to turn off their radio circuitry and periodically wake up to listen for any incoming calls. Radio access networks alert the subscriber to an incoming call by broadcasting a page message through all base stations where the subscriber might be located. To facilitate paging, in traditional radio access networks, subscriber devices inform the radio network whenever they cross a certain geographic paging zone. When the network wants to page the user, it does so through all the base stations in the paging zone where the subscriber last reported its location. Such paging mechanisms can create significant unnecessary signaling traffic if subscribers move back and forth between paging zones.

Our IP RAN architecture includes distance-based paging, which uses dynamically varying circular paging zones centered on the base station where a subscriber has last reported its location. This technique avoids the problems caused by unnecessary repeated location updates, but requires more sophisticated handling in the RNC to keep track of the list of base stations for paging. Distance-based paging also allows the operator to configure very small paging areas in order to reduce the amount of radio bandwidth that frequent broadcast pages take away from normal user traffic. These considerations are especially important in page intensive applications such as push-to-talk.

Universal Access Gateway

Our Universal Access Gateway is based on a proprietary combination of capabilities to enable operators to deliver multimedia FMC services to a large number of subscribers.

Multimedia Service Delivery with Integrated Security & Mobility

Our UAG has been designed specifically to enable FMC services. Traditional network solutions such as virtual private network systems and session border controllers are unable to meet the demands of FMC networks. A key distinguishing capability of our UAG is the integration of three critical functions in a single carrier-grade, high-capacity network node: strict security; support for seamless subscriber mobility; and support for rich multimedia.

Using proprietary designs that include encryption and decryption, access control lists, stateful firewalls and intrusion detection, our UAG will guard against security threats such as service theft, denial of service, session hijacking and compromised privacy. Our UAG will also hide the topology of the operator’s IP network from subscribers. Our UAG will support industry standard protocols, such as IPSec, IKEv2, EAP-AKA and EAP-SIM, to ensure full interoperability with a broad range of subscriber devices.

Our UAG will also enable secure mobility of the subscriber using protocols that ensure fast, seamless handoffs at network boundaries while maintaining security associations. Our UAG’s secure mobility system design based on the MOBIKE protocol supports very fast handoffs by integrating signaling for mobility and security.

Our UAG is also designed to support rich multimedia services with the capability to configure and enforce hundreds of thousands of policies. Our UAG uses deep packet inspection to examine critical fields in packet headers, allowing the UAG to distinguish between subscribers and application flows in order to enforce different policies. These capabilities will enable operators to offer differentiated services and ensure fair use of their network resources by their subscribers.

High-Capacity, Carrier-Grade Platform for Fixed-Mobile Convergence

Our UAG product is being implemented on a high-capacity, carrier-grade hardware platform. Based on the Advanced Telecommunications Computing Architecture and carrier-grade Linux operating system, this platform combines state-of-the-art, high speed interconnect technologies with significant improvements in reliability, availability and serviceability. A key component of this platform is a custom-designed packet processing module that includes network processors, a security processor and a general-purpose microprocessor. This powerful multi-processor architecture, along with a system software architecture that separates signaling and user traffic and provides real-time session mirroring, will enable the UAG to achieve high session capacity and high availability. Using proprietary switching interconnect designs and redundancy support mechanisms, such as real-time session redundancy and triple detection technology, our UAG will also enable fast switch-over to redundant modules in case of any failure. A fast switch-over is critical for handling real-time applications such as voice and video. The UAG platform will allow flexible redundancy configurations for control processor, packet processing and intelligent I/O modules. The UAG platform is designed to support millions of subscribers and scale to 100s of gigabit-per-second throughput.

Flexible Policy Enforcement and Deep Packet Inspection

Our UAG will perform deep packet inspection, traffic classification and policy enforcement on a per-session or per-flow basis based on subscriber profiles or operator policies. This allows operators to offer differentiated services and provide for a subscriber’s use of network resources consistent with his profile and the operator’s policies. Our UAG will also perform proprietary call admission control and domain partitioning based on different service policies. The UAG’s implementation will allow manual or dynamic policy configuration, and is designed to support up to hundreds of thousands of policies.

IP Network Management

Like our mobile network products, our UAG will also use an IP-based management system for its configuration and maintenance. This system offers users familiar web browser interfaces based on protocols such as XML for communication between the management system and UAG nodes.

Femto Cells

Our femto cell technology will consist of:

•	a flat network architecture;

•	a flexible hardware architecture based on programmable processing elements;

•	an extensive software/firmware technology that will implement the radio, networking and security functions of a femto cell;

•	a suite of proprietary algorithms designed to optimize the performance and robustness of the femto cell system; and

•	a scalable service manager to facilitate the management of our femto cells by the network operator.

Our flat femto cell network architecture collapses the base station, radio network controller and packet data nodes of a macro-cellular radio network into a small femto cell access point. An essential element of this architecture is the UAG, which provides the critical security protections necessary for connecting femto cells to an operator’s core network using the public Internet. We believe that this linkage between our UAG and our femto cells will allow us to deliver differentiated features that enhance femto cell operation, while maintaining open standard interfaces to ensure vendor interoperability. Our network architecture is designed to provide flexible options to connect to a wireless operator’s core network, connecting either to existing circuit-switched core networks, which include mobile switching centers, or state-of-the-art packet-switched core networks based on the session initiation protocol or the IP multimedia system.

Our programmable hardware platform is designed to offer the ability to upgrade the software and firmware running on the femto cell after it has been installed in a user’s home, the ability to rapidly evolve our femto cell solution to take advantage of the latest available programmable processor technology and to rapidly develop low-cost hard-wired application-specific-integrated-circuits.

We believe that our extensive software and firmware solution for femto cells will implement the critical modulation and demodulation functions found in the physical layer and the scheduling and power and rate control functions found in the media access control layer. Our software and firmware solution will also implement all necessary radio network controller, packet data node and security functions.

Adapting macro-cellular radio access network technology to small femto cells that support a wide range of existing mobile phones requires sophisticated signal processing and networking algorithms. We are developing these algorithms in the following technology areas:

•	managing interference between femto cells and between femto cell and macro cell networks;

•	providing seamless handoffs as users cross between femto cell and macro cell networks;

•	limiting access to a femto cell only by authorized users;

•	acquiring accurate timing, frequency and location information; and

•	managing the use of a wireless operator’s spectrum.

Finally, our service manager will operate on a scalable server platform and implement unique methods to facilitate the easy and secure activation and maintenance of thousands of femto cells from a central location in the network using the public Internet.

Operators Deploying Our Products

We have sold channel card licenses for use by over 30 operators worldwide. These operators have purchased our products primarily through our OEM customers. The largest deployments to date include networks operated by the following operators:

• Alltel (USA)	• Sprint Nextel (USA)
• Bell Mobility (Canada)	• Telefonica (Latin America)
• Eurotel (Czech Republic)	• Verizon Wireless (USA)
• Pelephone (Israel)

OEM Customers

We have OEM relationships with three leading global communications equipment vendors — Nortel Networks, Alcatel-Lucent and Qualcomm. We believe these OEM relationships provide several commercial advantages, including extended sales and marketing reach, reduced accounts receivable concerns and the mitigation of currency risk arising from the global nature of the network infrastructure business. Similarly, we believe OEMs benefit from our relationships by leveraging our R&D expertise, reducing the time-to-market for new products, and realizing incremental revenue from the sale of complementary hardware, software and services resulting from the incorporation of our technology into their products.

Nortel Networks

We have sold our EV-DO mobile network solutions primarily through Nortel Networks since 2001. Nortel Networks accounted for 100% of our billings in the first quarter of fiscal 2007, 95% of our revenue and 94% of our billings in fiscal 2006 and 16% of our revenue and 98% of our billings in fiscal 2005. We originally entered into our OEM agreement with Nortel Networks for the development of our proprietary EV-DO Rev 0 technology, including base station channel card hardware and software, RNC software, and network management system software. The agreement is non-exclusive, contains no minimum purchase commitments, and sets forth the terms and conditions under which Nortel Networks licenses our proprietary EV-DO software. In 2005, Nortel Networks exercised its right under the OEM agreement to license, on a non-exclusive basis, our proprietary Rev A base station channel card hardware design to enable Nortel Networks to manufacture such hardware and derivatives thereof. These OEM base station channel cards are inserted into Nortel Network’s CDMA 2000 base stations and, under our agreement, operate exclusively with our EV-DO software. The term of the OEM agreement extends through January 1, 2009, with automatic annual renewals, unless either party gives 12 months prior notice of its intent not to renew. Nortel Networks also has the right to terminate the agreement at any time.

Nortel Networks has the option, under our agreement, to purchase from us the specification for communications among base stations, RNCs and network management systems. The specification would enable Nortel Networks to develop EV-DO software to work with the base station channel card software licensed from us and deployed in the networks of Nortel Networks’ operator customers. If Nortel Networks elects to exercise this option, Nortel Networks will pay us a fixed fee as well as a royalty on sales of products that incorporate this interface specification. The royalty rate varies with annual volume but represents a portion of the license fees we currently receive from our sales to Nortel Networks. If Nortel Networks were to exercise the option, Nortel Networks would receive the current interface specification at the time of option exercise, updated with any upgrade then under development, plus one additional upgrade subject to a development agreement within a limited time after the option exercise for an additional fee. If Nortel Networks were in the future to develop its own EV-DO software, it could, by exercising this option, enable its own software to communicate with the base station channel cards currently installed in its customers’ networks.

Alcatel-Lucent

In October 2006, we entered into an OEM agreement with Alcatel-Lucent to develop EV-DO software products that will be incorporated into some of its CDMA infrastructure products. We do not expect to commence commercial sales of EV-DO products through Alcatel-Lucent until 2008. Our OEM agreement with Alcatel-Lucent sets forth the terms and conditions under which Alcatel-Lucent licenses our proprietary EV-DO software.

Qualcomm

We have a supply and distribution agreement with Qualcomm for our ipBTS products. The agreement has no minimum purchase commitments and sets forth the terms and conditions under which Qualcomm may purchase such products. Qualcomm has the exclusive right in North America to distribute our ipBTS products for networks that are not intended to be permanently installed. The term of the agreement extends through July 28, 2009, with automatic annual renewals, unless either party gives 12 months’ prior notice of its intent not to renew.

Sales and Marketing

We market and sell our products both indirectly through our OEM customers and directly to wireless operator customers. To date, substantially all of our sales have been through our OEM customers. In addition to our sales and marketing efforts directed towards OEM customers, we augment the sales efforts of our OEM customers by working with their delivery and operational teams and assisting in the training and support of their sales personnel.

Increasingly, an important part of our sales effort is creating demand for our products by working directly with operators. We foster relationships with operators by discussing technology trends, identifying market requirements, carrying out field support trials of our technologies in conjunction with teams from our OEM customers and providing training and education related to our technology. Through these contacts with our end-customers, we believe we are better able to understand their operations, incorporate feature and product requirements into our solutions and better track the technology needs of our end-customers.

As of April 30, 2007, we had 26 employees in sales and marketing.

Service and Support

We offer technical support services to our OEM customers and, in some cases, directly to wireless operators. Our OEM customers are responsible for handling basic first-level customer support, with our technical support personnel addressing complex issues related to our technologies.

Our service and support efforts are divided into two main categories: ongoing commercial network support; and pre-commercial or new network rollout support. Our ongoing customer support and services include live network product rollout, around-the-clock technical support, software and hardware maintenance services, emergency outage recovery and service ticket tracking and management. Pre-commercial support services include deployment optimization services, customer network engineering and on-site deployment work related to system configuration and integration with existing infrastructure.

We also provide customer consulting services including network and radio frequency deployment planning, network optimization and overall performance management. Our products and technology are sold with a full range of technical documentation, including planning, installation and operation guides. We also provide standard and customized training targeted at management, operational support personnel and network planners and engineers.

As of April 30, 2007, we had 27 employees in service and support.

Research and Development

Investment in research and development is at the core of our business strategy. As of April 30, 2007, we had 412 engineers in Chelmsford, Massachusetts, Bangalore, India and Cambridge, United Kingdom with significant expertise in digital communications, including wireless communications, Internet Protocol and broadband networking. Our research and development organization is responsible for designing, developing and enhancing our software and hardware products, performing product testing and quality assurance activities, and ensuring the compatibility of our products with third-party platforms. Our research and development organization is also responsible for developing new algorithms and concepts for our existing and future products.

We have made substantial investments in product and technology development since our inception. Research and development expense totaled $22.0 million in fiscal 2004, $42.9 million in fiscal 2005, $55.1 million in fiscal 2006 and $16.0 million in the first quarter of fiscal 2007. We expect our research and development expense to increase substantially for the foreseeable future, primarily related to our investment in FMC products.

Manufacturing and Operations

We develop and test our software products in-house and outsource the manufacturing of the carrier-grade hardware components of our products. We believe that outsourcing the manufacturing of these hardware components enables us to conserve working capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products.

Competition

The market for network infrastructure products is highly competitive and rapidly evolving. The market is subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new products. We believe we are able to compete successfully primarily on the basis of our expertise in all-IP wireless communication, the performance and reliability of our products and our OEM business model.

The nature of our competition varies by product. For our EV-DO products, we face competition from several of the world’s largest telecommunications equipment providers that offer either a directly competitive product or a product based on alternative technologies. Competitors include Alcatel-Lucent, Hitachi, Huawei, LG-Nortel and Samsung.

In our sales to OEM customers, we face the competitive risk that OEMs might seek to develop in-house alternative solutions to those currently licensed from us. Additionally, OEMs might elect to source technology from our competitors.

The market for FMC solutions is in its infancy. We expect to encounter competition from products already on the market, as well as new products to be developed. Our competition includes several public companies, including Cisco and Ericsson, as well as several private companies.

In the air-to-ground market, the competitive environment is less developed but, as the market grows, we believe the competitive pressures in this market may increase.

Our current and potential new competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. Our competitors may therefore be in a stronger position to respond quickly to new technologies and may be able to market or sell their products more effectively. Moreover, further consolidation in the communications equipment market could adversely affect our OEM customer relationships and competitive position. Our products may not continue to compete favorably and we may not be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering the markets in which we provide products.

Intellectual Property

We believe that our continued success depends in large part on our proprietary technology, the skills of our employees and the ability of our employees to continue to innovate and incorporate advances in wireless communication technology into our products. We regard our products and the internally-developed software embedded in our products as proprietary. The wireless industry is dominated by large vendors with significant intellectual property portfolios. To establish and protect our own intellectual property rights, we rely on a combination of patent, trademark, copyright and trade secret laws.

As of April 30, 2007, we had been issued 6 patents and had 50 patent applications pending in the United States and 16 patent applications pending in foreign jurisdictions.

We license our technology pursuant to agreements that impose restrictions on customers’ ability to use the technology, such as prohibiting reverse engineering and, in the case of software products, limiting the use of software copies and by restricting access to our source code. We also seek to avoid disclosure of our intellectual property using contractual obligations, by requiring employees and consultants with access to our proprietary information to execute nondisclosure, non-compete and assignment of intellectual property agreements.

Despite our efforts to protect our intellectual property, our means to protect our intellectual property rights may be inadequate. Unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary, or even elect to design around our current intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States and many foreign countries do not enforce their intellectual property laws as diligently as U.S. government agencies and private parties. Litigation and associated expenses may be necessary to enforce our property rights.

We have licensed from Qualcomm some of their EV-DO technology for use in our products. Our software also relies on certain application-specific integrated circuit, or ASIC, technology from Qualcomm used in EV-DO products. An inability to access these ASIC technologies could result in significant delays in our product releases and could require substantial effort to locate or develop replacement technology.

Many companies in the wireless industry have significant patent portfolios. These companies and other parties may claim that our products infringe their proprietary rights. We may become involved in litigation as a result of allegations that we infringe the intellectual property rights of others. For example, we recently received a letter from Wi-LAN Inc. asserting that some of our EV-DO products infringe two issued United States patents and an issued Canadian patent relating to wireless communication technologies. A majority of our revenue to date has been derived from the allegedly infringing EV-DO products. We have evaluated various matters relating to Wi-LAN’s assertion and we do not believe that our products infringe any valid claim of the patents identified by Wi-LAN. However, we may seek to obtain a license to use the relevant technology from Wi-LAN. We cannot be certain that Wi-LAN would provide such a license or, if provided, what its economic terms would be. If we were to seek to obtain such a license, and such license were available from Wi-LAN, we could be required to make significant payments with respect to past and/or future sales of our products, and such payments may adversely affect our financial condition and operating results. If Wi-LAN determines to pursue claims against us for patent infringement, we might not be able to successfully defend against such claims.

Employees

As of April 30, 2007, we had 504 employees. Of these employees, approximately 110 are located in India and the vast majority of the remainder is based in the United States. None of our employees is represented by a union or covered by a collective bargaining agreement.

Facilities

Our corporate headquarters is located in Chelmsford, Massachusetts, where we lease approximately 85,000 square feet of office space. This lease expires on April 30, 2012. We also lease approximately 31,000 square feet of space in Bangalore, India and approximately 5,000 square feet of space in Cambridge, United Kingdom.

Legal Proceedings

From time to time, we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of June 30, 2007:

Name	Age	Position

Randall S. Battat	47	President, Chief Executive Officer and Director
Peter C. Anastos	45	Vice President, General Counsel and Secretary
Vedat M. Eyuboglu	52	Vice President, Chief Technical Officer and Director
David P. Gamache	50	Vice President of Finance and Operations and Treasurer
Jeffrey D. Glidden	57	Vice President, Chief Financial Officer
David J. Nowicki	41	Vice President of Marketing and Product Management
Luis J. Pajares	46	Vice President, Worldwide Sales and Services
Mark W. Rau	48	Vice President, Engineering
Sanjeev Verma	43	Vice President of Marketing and Business Development and Director
Hassan Ahmed(3)	49	Director
Robert P. Badavas(1)	54	Director
Gururaj Deshpande(1)(2)	56	Director
Paul J. Ferri(2)	68	Director
Steven Haley(3)	52	Director
Anthony S. Thornley(1)	61	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of nominating and corporate governance committee.

Randall S. Battat has served as our President and Chief Executive Officer and as a director since June 2000. Prior to joining Airvana, Mr. Battat was employed at Motorola Inc., where he was Senior Vice President and General Manager, Internet and Networking Group from May 1998 to March 2000, Senior Vice President and General Manager, Information Systems Group, from January 1997 to May 1998, and Corporate Vice President and General Manager, Wireless Data Group from January 1994 to January 1997. Prior to joining Motorola, Mr. Battat held senior management positions at Apple Inc. Mr. Battat holds a B.S. in electrical engineering from Stanford University.

Peter C. Anastos has served as our Vice President, General Counsel since July 2005 and as our Secretary since May 2007. Prior to joining Airvana, Mr. Anastos was Vice President, General Counsel and Secretary at Avici Systems, Inc., a high speed wireline IP routing equipment and software provider from July 2000 to July 2005. Before joining Avici Systems, Mr. Anastos held several legal positions at Nashua Corporation, most recently Vice President, General Counsel and Secretary. Mr. Anastos holds a B.A. in government from Dartmouth College and a J.D. from Boston University.

Vedat M. Eyuboglu, one of our co-founders, has served as our Vice President, Chief Technical Officer and as a director since March 2000. Prior to founding Airvana, Dr. Eyuboglu held several senior management and technology positions at Motorola Inc., including most recently as Vice President and General Manager of Home Networking Product Operation and Vice President of Technical Staff in Research and Advanced Development in the Internet and Networking Group. Dr. Eyuboglu is a Fellow of the Institute of Electrical and Electronics Engineers, Inc. and holds a B.S. in electrical engineering from Bogazici University, Istanbul, Turkey, and an M.S. and Ph.D. in electrical engineering from Rensselaer Polytechnic Institute.

David P. Gamache has served as our Vice President of Finance and Operations since December 2005, our Treasurer since May 2007 and as our Chief Financial Officer from December 2000 to December 2005. Prior to joining Airvana, Mr. Gamache was the Chief Financial Officer of Indus River Networks, Inc. Before joining Indus River, Mr. Gamache held several financial management positions at Stratus Computer, Inc., including most recently as Vice President, Corporate Controller. Mr. Gamache is a Certified Public Accountant and holds a B.A. in accounting from the University of Notre Dame.

Jeffrey D. Glidden has served as our Vice President, Chief Financial Officer since December 2005. Prior to joining Airvana, Mr. Glidden was employed at RSA Security Inc., an e-security company specializing in user authentication systems and encryption technology, where he was Senior Vice President, Finance and Operations from July 2002 to December 2005, Chief Financial Officer from September 2002 to December 2005 and Treasurer from October 2002 to December 2005. Before joining RSA Security, Mr. Glidden was Chief Financial Officer of Stream International, Inc., a provider of outsourced customer care services, from April 1997 to July 2002. Mr. Glidden holds a B.S. in industrial economics from Union College and an M.B.A. from Harvard Business School.

David J. Nowicki has served as our Vice President of Marketing and Product Management since November 2006. Prior to joining Airvana, Mr. Nowicki served as Vice President, Marketing & Product Management at Bytemobile, Inc., a mobile data services infrastructure provider, from January 2002 to November 2006. Prior to joining Bytemobile, Mr. Nowicki served as Vice President of Marketing for ArrayComm, a provider of smart antenna and 4G software, from June 1999 to December 2001 and, prior to that, in a number of other positions at ArrayComm. Mr. Nowicki holds a B.S. in applied physics from the University of California at Davis and an M.Eng. and an M.B.A. from Cornell University.

Luis J. Pajares has served as our Vice President, Worldwide Sales and Services since May 2003. Prior to joining Airvana, Mr. Pajares was employed by Inet Technologies, Inc., a provider of communications software products, where he served as Senior Vice President, Sales and Marketing from September 1999 to May 2003. Prior to joining Inet, Mr. Pajares was employed by Alcatel, where he served as a Vice President from March 1994 to September 1999. Before joining Alcatel, Mr. Pajares was Vice President, Wireless Networks at Digital Switch Corporation. Mr. Pajares holds a B.A. in economics from the University of Florida and an M.B.A. in international business management from the University of Dallas.

Mark W. Rau has served as our Vice President, Engineering since September 2004. Prior to joining Airvana, Mr. Rau served as the Vice President of Engineering for Carrius Technologies, Inc., a communications infrastructure company, from June 2003 to September 2004, and he served as Senior Vice President of Engineering at SOMA Networks, Inc., a broadband wireless access company, from June 2000 to June 2003. Prior to joining SOMA Networks, Mr. Rau held various senior management positions at Nortel Networks. Mr. Rau holds a B.S. in mathematics from South Dakota State University and an M.S.M.A.S. with an operations research concentration from the University of Texas at Dallas.

Sanjeev Verma, one of our co-founders, has served as our Vice President of Marketing and Business Development and as a director since March 2000. Prior to joining Airvana, Mr. Verma held several management and product development positions at Motorola Inc., including most recently as Director of Marketing and Business Development for Home Networking Products. Mr. Verma holds a B.E. in electrical engineering from the Delhi College of Engineering, an M.S. in electrical engineering from the University of Rhode Island and an M.B.A. from the Massachusetts Institute of Technology, Sloan School of Management.

Hassan Ahmed has been a director since January 2004.  Dr. Ahmed has been Chief Executive Officer and a member of the board of directors of Sonus Networks, Inc., a provider of voice-over-IP infrastructure solutions, since November 1998 and Chairman of Sonus Networks’ board of directors since April 2004. He was also President of Sonus Networks from November 1998 to April 2004. Dr. Ahmed holds a B.S. in electrical engineering, an M.S. in aerospace engineering from Carleton University and a Ph.D. in electrical engineering from Stanford University.

Robert P. Badavas has been a director since March 2007. Mr. Badavas has been the President and Chief Executive Officer of TAC Worldwide, a contingent workforce company, since December 2005, and Executive Vice President and Chief Financial Officer of TAC Worldwide from November 2003 to December 2005. Prior to joining

TAC Worldwide, Mr. Badavas was Senior Principal and Chief Operating Officer of Atlas Venture, a venture capital firm, from September 2001 to September 2003. Mr. Badavas is a member of the Board of Directors of Hercules Technology Growth Capital, Inc., a publicly-traded specialty finance company. Mr. Badavas holds a B.S. in accounting from Bentley College.

Gururaj Deshpande has been a director since May 2000. Dr. Deshpande has served as Chairman of the Board of Directors of Sycamore Networks, Inc., a telecommunications equipment manufacturer, since 1998. Dr. Deshpande holds a B.S. in electrical engineering from the Indian Institute of Technology, an M.E. in electrical engineering from the University of New Brunswick and a Ph.D. in data communications from Queens University.

Paul J. Ferri has been a director since May 2000. Mr. Ferri is a founding partner of Matrix Partners, a venture capital firm, where he has been a General Partner since February 1982. Mr. Ferri serves on the board of directors of Sycamore Networks, Inc. and several privately-held companies. Mr. Ferri holds a B.S. in electrical engineering from Cornell University, an M.S. in electrical engineering from Polytechnic Institute of New York and an M.B.A. from Columbia University.

Steven Haley has been a director since December 2001. Mr. Haley is the President of Snows Hill LLC, an asset management firm he founded in July 2001. Since January 2006, Mr. Haley has also served as President and Chief Operations Officer at Xsigo Systems, which specializes in high technology switching equipment. Mr. Haley holds a B.S. in marketing from the University of Massachusetts, Amherst.

Anthony S. Thornley has been a director since June 2007. Mr. Thornley has been the Chief Financial Officer of KMF Audio, Inc., a microphone company, since January 2007. From February 2002 to July 2005, Mr. Thornley served as President and Chief Operating Officer of Qualcomm Incorporated, a wireless communication technology company. He previously served as Qualcomm’s Chief Financial Officer since 1994 while also holding titles of Vice President, Senior Vice President and Executive Vice President. Prior to joining Qualcomm, Mr. Thornley worked for Nortel Networks, a telecommunications equipment manufacturer, for sixteen years, serving in various financial and information systems management positions. Mr. Thornley is a director of Callaway Golf Company, Cavium Networks and KMF Audio, Inc. Mr. Thornley is also a director and secretary of Proximetry, Inc. Mr. Thornley holds a B.S. in chemistry from the University of Manchester, England.

There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors currently consists of nine members. The members of our board of directors were elected in compliance with the provisions of our investor rights agreement. The board composition provisions of our investor rights agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of our certificate of incorporation and by-laws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Messrs. Haley and Verma and Dr. Eyuboglu, and their term will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Messrs. Ahmed, Deshpande and Thornley, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Messrs. Badavas, Battat and Ferri, and their term will expire at the annual meeting of stockholders to be held in 2010.

Our certificate of incorporation that will become effective upon the closing of this offering provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation and by-laws that will become effective upon the closing of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In May and June 2007, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Ahmed, Badavas, Deshpande, Ferri, Haley and Thornley, representing six of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. Our board of directors also determined that Messrs. Badavas, Deshpande and Thornley, who comprise our audit committee, Messrs. Deshpande and Ferri, who comprise our compensation committee and Messrs. Ahmed and Haley, who comprise our nominating and corporate governance committee satisfy the independence standards for such committees established by the Securities and Exchange Commission and the NASDAQ Marketplace Rules, as applicable. In making such determination, the board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board.

Audit Committee.  The members of our audit committee are Messrs. Badavas, Deshpande and Thornley. Mr. Badavas chairs the audit committee. Our audit committee assists our board of directors in its oversight of the integrity of our financial statements and our independent registered public accounting firm’s qualifications, independence and performance.

Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. Mr. Badavas is our audit committee financial expert, as is currently defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee.  The members of our compensation committee are Messrs. Deshpande and Ferri. Mr. Deshpande chairs the compensation committee. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Our compensation committee’s responsibilities include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing and administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our executive officers.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Messrs. Ahmed and Haley. Mr. Ahmed chairs the nominating and corporate governance committee.

Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board of director’s committees;

•	developing and recommending to our board of directors corporate governance guidelines; and

•	overseeing a periodic evaluation of our board of directors.

Director Compensation

During fiscal 2006, none of our directors received any compensation for service as a member of our board of directors or board committees and only received reimbursement for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

On March 12, 2002, we issued to Mr. Haley 75,018 shares of restricted common stock for a purchase price of $1.07 per share. Twenty percent of the shares of common stock subject to this award vested and became free from forfeiture on December 13, 2002 and the remaining 80% of the shares vest and become free from forfeiture in 16 equal quarterly installments beginning on March 13, 2003. On January 21, 2004, we issued to Mr. Ahmed 75,018 shares of restricted common stock for a purchase price of $1.07 per share. Twenty percent of the shares of common stock subject to this award vested and became free from forfeiture on January 21, 2005 and the remaining 80% of the shares vest and become free from forfeiture in 16 equal quarterly installments beginning on April 21, 2005. On March 22, 2007, we granted Mr. Badavas an option to purchase 75,018 shares of our common stock with an exercise price equal to $7.07 per share, the fair market value of our common stock on that date as determined by our board of directors. Twenty percent of the shares of common stock subject to this option vest on the first anniversary of the date of grant and the remaining 80% of the shares vest in equal quarterly installments over the succeeding four years. On June 21, 2007, we granted Mr. Thornley an option to purchase 37,509 shares of our common stock with an exercise price equal to $7.44 per share, the fair market value of our common stock on that date as determined by our board of directors. Twenty-five percent of the shares of common stock subject to this option vest on the first anniversary of the date of grant and an additional 6.25% of the shares vest at the end of each successive three-month period following the first anniversary of the date of grant until the fourth anniversary of the date of grant.

The following table shows the aggregate number of unvested shares of restricted stock held by our directors as of December 31, 2006:

Unvested Shares of
Name	Restricted Stock (#)

Hassan Ahmed	33,758

Our board of directors approved the grant of an option to purchase 37,509 shares of our common stock to each of Messrs. Deshpande and Ferri on the effective date of our registration statement relating to this offering. The exercise price of the options to be granted to Messrs. Deshpande and Ferri shall be equal to initial public offering price of our common stock in this offering. Subject to continued service of the grantee as a director, these options will vest with respect to 25% of the shares underlying each option on the first anniversary of the date of grant and with respect to an additional 6.25% of the shares underlying each option at the end of each three-month period thereafter until the fourth anniversary of the date of grant and, in the event of a change in control of us, the vesting schedule of each option will accelerate in full.

In May 2007, our board of directors approved a compensation program for non-employee directors. Effective upon the closing of this offering, we will pay each non-employee director an annual retainer of $20,000 for service as a director. Each non-employee director other than committee chairpersons will receive an additional annual fee of $5,000 for service on the audit committee, $2,500 for service on the compensation committee and $2,500 for service on the nominating and governance committee. The chair of the audit committee will receive an additional annual fee of $10,000, and the chair of each of the compensation committee and the nominating and governance committee will receive an additional annual fee of $5,000. We will reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In addition, each non-employee director will receive an option to purchase 37,509 shares of our common stock upon his or her initial appointment or election to our board of directors. These options will vest over a four-year period, with 25% of the shares underlying the option vesting on the first anniversary of the date of grant and an additional 6.25% of the shares underlying the option vesting at the end of each three-month period thereafter, subject to the non-employee director’s continued service as a director. In the event of a change of control of us, the vesting schedule of the option will accelerate in full. The exercise price of these options will be equal to the fair market value of our common stock on the date of grant.

Each non-employee director will also receive an option to purchase 18,754 shares of our common stock on the date of the first meeting of our board of directors held after each annual meeting of stockholders, provided such non-employee director has served on our board of directors for at least six months. These options will vest with respect to 50% of the shares underlying the option on the first anniversary of the date of grant and with respect to an additional 12.5% of the shares underlying the option at the end of each three-month period thereafter until the second anniversary of the date of grant and, in the event of a change in control of us, the vesting schedule of the option will accelerate in full. The exercise price of these options will be equal to the fair market value of our common stock on the date of grant. Mr. Badavas will not receive an annual option grant until the first meeting of our board of directors held after the annual meeting of stockholders in 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of our compensation committee and our board of directors with respect to executive compensation are to attract, retain and motivate executives who make important contributions to the achievement of our business objectives and to align the incentives of our executives with the creation of value for our stockholders. The compensation committee expects to implement and maintain compensation plans to achieve these objectives. These plans and our compensation policies combine base salary and standard benefits as well as cash bonuses and equity incentives. Annual incentive cash bonuses are tied to company performance goals, which are comprised of financial, strategic and operational objectives, and departmental goals, which are based upon specified activities appropriate to the individual. In determining total compensation, we do not have an exact formula for allocating between cash and non-cash compensation. We try, however, to balance long-term equity and short-term cash compensation by offering reasonable base salaries and opportunities for growth through our stock option and other equity incentive programs. We intend to implement total compensation packages for our executive officers in line with the median competitive levels of comparable public companies.

Our current executive compensation policies and objectives were developed by our compensation committee and, based on their recommendation, implemented by our board of directors. The board of directors has recently amended our compensation committee charter delegating authority to the compensation committee to oversee our incentive compensation program. The compensation committee consists of two independent directors. One of the roles of the compensation committee under its new charter is to review and approve annually all compensation decisions relating to our executive officers.

To assist the compensation committee in discharging its responsibilities, in the fourth quarter of 2006, the compensation committee retained an independent compensation consultant, Wilson Group, Inc., to evaluate certain aspects of our compensation practices and provide general information relating to compensation practices in our industry. To provide the compensation committee with additional information regarding industry compensation, the Wilson Group collected data and calculated a summary compensation composite for our positions that matched a specified position in the following published market surveys: the Radford Executive, the Radford Benchmark, SIRS, TSG Management, Culpepper and Watson Wyatt Top Management. These surveys included companies with under 1,000 employees, primarily in the high technology sector, with annual revenues generally ranging from $50.0 million to $200.0 million, some of which were located in the New England region. The purpose of the study was to provide our compensation committee with current information regarding the competitiveness of our total cash compensation, which includes salary and bonus, compared to the market data presented in the summary composite. Equity compensation was excluded from this study. The study compared the estimated total cash compensation to be paid to certain of our executive officers in 2006 to the median compensation of each matching position in the composite group, expressed as a percentage of the market. The study indicated that when comparing the median total cash compensation of the composite group in the 50th percentile to compensation to be paid to our positions that matched positions in the composite group, three of our executive officers were below the median (Mr. Battat -27%, Mr. Glidden -12% and Dr. Eyuboglu -10%) and four were above the median (Mr. Nowicki +19%, Mr. Parajes +13%, Mr. Rau +23% and Mr. Verma +25%). The compensation committee factored this market data into its overall compensation analysis, decided not to change the annual cash incentive bonus targets for our executive officers and, based on performance during 2006 and for retention purposes, recommended increased annual base salaries as of April 1, 2007 for the following executive officers: Mr. Battat, $320,000; Mr. Glidden, $230,000; Dr. Eyuboglu, $250,000; Mr. Rau, $215,000; and Mr. Verma, $235,000, representing an increase in the base salaries to be paid to these officers by an average of 12%. Given Mr. Nowicki’s recent commencement of employment with us in November 2006 and Mr. Parajes’ commission-focused compensation structure, the compensation committee decided that no salary increases were warranted for these officers.

Other than our retention of the Wilson Group in 2006, we have not retained any other compensation consultant to review our policies and procedures relating to executive compensation. Going forward we expect that our compensation committee will continue to engage a compensation consulting firm to provide advice and resources to our compensation committee.

Elements of Compensation

Executive compensation consists of the following elements:

•	base salaries,

•	cash bonuses,

•	equity incentive awards, and

•	benefits and other compensation.

Base Salaries.  Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. Base salaries for our executives typically have been set in our offer letter to the executive at the outset of employment. None of our executives are currently party to employment agreements that provide for automatic or scheduled increases in base salary. However, from time to time in the discretion of our board of directors, following recommendations of our compensation committee, and consistent with our incentive compensation program objectives, base salaries for our executives, together with other components of compensation, are evaluated for adjustment based on an assessment of an executive’s performance and compensation trends in our industry.

During the fourth quarter of 2006, our board of directors engaged an independent compensation consultant to assist in an evaluation of executive compensation. After factoring in the results of that evaluation and the individual performance of our named executive officers during 2006, our board of directors, following recommendations of our compensation committee, increased annual base salaries as of April 1, 2007 for our named executive officers as follows: Mr. Battat, $320,000; Mr. Glidden, $230,000; Dr. Eyuboglu, $250,000; and Mr. Rau, $215,000. The decision to increase salaries was based in part upon the findings of the independent consultant who compared the total cash compensation by executive position at other companies in our industry and related industries. While taking into account that base salary is only one component of our executive compensation, our board of directors concluded that the annual cash incentive bonus targets for our executive officers were appropriate and, based on performance during 2006 and for purposes of retention, base salaries for our executive officers should be increased to be more competitive with other companies in our industry and related industries. For fiscal 2007, we increased the base salaries paid to these named executive officers by an average of 17%.

Annual Incentive Cash Bonuses.  We use annual incentive cash bonuses to motivate our named executive officers to achieve and exceed specified goals. The level of bonus pay for any named executive officer is recommended by the compensation committee, approved by the board of directors and is related to the achievement of company performance goals, which are comprised of financial, operational and strategic objectives, and departmental goals, which are tailored to specified activities appropriate to the individual role fulfilled by the named executive officer within our organization. In 2006, our board of directors approved specific company-related performance goals and departmental goals upon which the bonus of Mr. Battat and our other named executive officers would be determined. These company performance objectives consisted of: sales, operating income and cash flow targets; product development milestones; new customers and strategic objectives. Our 2006 departmental goals, which are detailed below, were designed to balance strategic and tactical objectives for each named executive officer. The departmental goals are intended to be the result of a sustained focused effort on the part of each named executive officer, and it is our expectation that, in normal circumstances, each named executive officer would achieve substantially all of their goals, and may overachieve a subset of those goals.

Annual cash incentive bonus targets are set by the compensation committee as a percentage of each named executive’s base salary. For Mr. Battat, in 2006, this target percentage was 35% of base salary, and will remain at 35% in 2007. For our other named executives, except for our Vice President, Worldwide Sales and Technical Services, in 2006, it was 30% and will also remain at that level in 2007. Mr. Battat’s bonus is based entirely on the achievement of company performance goals, while the bonuses of the other named executive officers, except for our Vice President, Worldwide Sales and Technical Services, are based 60% on the achievement of company performance goals and 40% on the achievement of their respective departmental goals. Our compensation plan also provides for an additional bonus amount if stretch performance objectives are achieved. Assuming that all company stretch performance objectives and all departmental stretch objectives were met, Mr. Battat would receive a bonus equal to 70% of his base salary, and the other named executive officers, except for our Vice President, Worldwide Sales and Technical Services, would receive a bonus equal to 60% of their respective base salaries. Stretch performance objectives are objectives that are set at levels higher than target amounts established for each company and departmental objective. Our compensation committee believes that each stretch performance objective is aggressive, but attainable by us and by each named executive officer. The maximum annual cash incentive bonus for any named executive officer is three times the predetermined target percentage of base salary if the company and the named executive officer exceed stretch performance objectives.

In determining Mr. Battat’s bonus for 2006, our board of directors reviewed the company performance goals for 2006. In judging the degree to which these goals were achieved, our board of directors made qualitative and quantitative assessments of performance for each goal, which assessments were then expressed as a percentage of target achievement and then assigned a final overall numerical percentage based on the weight given to each goal. Specifically, our board of directors determined that we had overachieved and had attained several stretch objectives with respect to our sales and operating income targets, some of our EV-DO product development milestones, and new customers, new markets and new products. The board also concluded that we had underachieved our revenue diversification goal. After blending each of these assessments, our board of directors determined that our company performance during 2006, expressed as a weighted percentage, equaled a score of 160%. The board of directors then multiplied 35% of Mr. Battat’s base salary, or $84,700, by 160% to arrive at his annual incentive bonus for the year. The board of directors also awarded Mr. Battat an additional discretionary bonus of $14,480 in recognition of his overall performance and leadership, resulting in a total annual incentive bonus of $150,000.

In calculating the 2006 bonus for each of Messrs. Glidden and Rau and Dr. Eyuboglu, our board of directors assessed their performance in relation to each of their respective departmental objectives. Mr. Glidden’s departmental objectives consisted of negotiating and signing OEM and new customer contracts, revenue forecasting and diversification, developing and implementing internal controls and processes, building financial community relationships, recruiting and hiring key personnel and establishing employee performance and development plans. Dr. Eyuboglu’s departmental objectives consisted of development of our technology strategy, creation of new product concepts and architectures, completion of simulation systems, advancement of EV-DO standards, acceptance of such standards by wireless operators and the company-wide development of our patent portfolio. Mr. Rau’s departmental objectives consisted of delivering software releases by predetermined dates and achievement of product development milestones.

Our board of directors determined that Mr. Glidden exceeded his targets with respect to all but one departmental objective, balanced against the lesser level of achievement relating to his revenue diversification goal. The final score assigned to Mr. Glidden’s departmental goal achievement was 115%, which was then combined and weighted with the overall score of 160% assigned by our board of directors to the achievement of company performance goals, resulting in an annual incentive bonus of $90,000. Our board of directors determined that Dr. Eyuboglu had overachieved and had attained several stretch objectives, had achieved his target objective relating to our product strategy development and had underachieved his objective relating to our technology standards strategy. The final score assigned to Dr. Eyuboglu’s departmental goal achievement was 147%, which was then combined and weighted with the overall company performance goal score, resulting in an annual incentive bonus of $100,000. Our board of directors determined that Mr. Rau had met or overachieved the departmental objectives related to delivery of software releases and achievement of several product development milestones, but had a lesser level of achievement relating to a product demonstration. The final score assigned to Mr. Rau’s departmental goal achievement was 113%, which was then combined and weighted with the overall company performance goal score, resulting in an annual incentive bonus of $95,000.

Our Vice President, Worldwide Sales and Services, Mr. Pajares, was not compensated on the same general basis as our other named executive officers with respect to cash bonuses in 2006. Instead, Mr. Pajares was entitled to receive commissions, paid monthly, based on sales volume. He was also entitled to a bonus based on predetermined strategic objectives. In 2006, Mr. Pajares’s commission amount was determined by multiplying the aggregate sales amount by a fraction, the numerator of which was commission at quota, and the denominator of which was assigned quota. There was no maximum payout for sales commissions in 2006. Mr. Pajares was also eligible for a target bonus of $102,000 based upon the achievement of strategic objectives that consisted of new customer acquisition, customer penetration with new products and in new markets and revenue forecasting. Mr. Pajares was paid commissions totaling $83,961 in 2006, and a bonus of $120,870 based on an overachievement of his strategic objectives.

Equity Incentive Awards.  Our equity award program is the primary vehicle for offering long-term incentives to our executives. Our equity awards to executives have typically been made in the form of stock options and, prior to this offering, our executives were eligible to participate in our 2000 Stock Incentive Plan. Following the completion of this offering, we will continue to grant our executives stock-based awards pursuant to the 2007 Stock Incentive Plan, which will become effective upon the completion of this offering. Under the 2007 Stock Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

Although we do not have any equity ownership guidelines for our executives, we believe that equity grants provide our executives with a direct link to our long-term performance, create an ownership culture, and align the interests of our executives and our stockholders. In addition, the vesting feature of our equity grants should further our objective of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of our executives are aligned with the creation of value for our stockholders. In determining the size of equity grants to our executives, our board of directors has considered comparative share ownership of executives in our compensation peer group, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management.

We typically make an initial equity award of stock options to new executives in connection with the start of their employment. Grants of equity awards, including those to executives, are all approved by our board of directors and are granted based on the fair market value of our common stock. Historically, the equity awards we have granted to our executives have vested as to 20% of such awards at the end of the first year and in equal quarterly installments over the succeeding four years. This vesting schedule is consistent with the vesting of stock options granted to other employees.

In 2006, following the recommendation of our compensation committee, our board of directors approved new equity awards to reestablish or bolster incentives to retain employees, including executives who had been with us for at least one year. In determining the equity awards for each of the executives set forth on the table Grants of Plan-Based Awards in 2006 below, our board of directors took into account company performance and the applicable executive’s performance. In 2006, our board of directors granted Mr. Battat an option to purchase 75,018 shares of our common stock. In addition, our board of directors also granted to each of our other named executive officers an option to purchase 37,509 shares of our common stock, except for Mr. Glidden who joined us in December 2005. At the discretion of our compensation committee, we expect to continue to approve annually new equity awards to our employees consistent with our incentive compensation program objectives.

Also, in 2006 we engaged an independent business valuation firm to assist our board of directors in determining the fair market value of our common stock for purposes of equity grants. Valuation reports were prepared by that firm as of November 2006 and the valuation data set forth in those reports were considered by our board of directors in the determination of the value of our common stock.

We do not have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our board of directors consistent with our incentive compensation program objectives.

Benefits and Other Compensation.  We maintain broad-based benefits that are provided to all employees, including medical and dental insurance, life and disability insurance and a 401(k) plan. Other benefits we offer to all full-time employees include programs for job-related educational assistance. Other than our patent bonus and employee referral programs, which our corporate officers are not eligible to participate, executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other full-time employees.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers during our fiscal year ended December 31, 2006. We refer to these executive officers as our named executive officers elsewhere in this prospectus.

			Non-Equity
		Option	Incentive Plan		All Other
	Salary	Awards(1)	Compensation		Compensation(2)	Total
Name and Principal Position	($)	($)	($)		($)	($)

Randall S. Battat	231,000	38,808	150,000	(3)	923	420,731
President and Chief Executive Officer
Jeffrey D. Glidden	202,750	53,976	90,000	(3)	119,707 (5)	466,433
Vice President, Chief Financial Officer
Luis J. Pajares	186,500	26,271	204,831	(4)	814	418,416
Vice President, Worldwide Sales and Services
Vedat M. Eyuboglu	210,000	15,420	100,000	(3)	1,213	326,633
Vice President, Chief Technical Officer
Mark W. Rau	195,000	30,739	95,000	(3)	832	321,571
Vice President, Engineering

(1)	The amounts in this column represent a portion of the aggregate grant date fair value of the options granted to each named executive officer in fiscal 2006, computed in accordance with SFAS No. 123(R), excluding the impact of estimated forfeitures related to service-based vesting conditions. We arrive at these amounts by taking the compensation cost for these options, calculated under SFAS No. 123(R) on the date of grant, and recognize this cost over the period in which the named executive officer must provide services in order to earn the award, typically five years. The amounts reported in this column include an aggregate compensation expense of $110,245, resulting from requirements of the Securities and Exchange Commission to report option grants made prior to fiscal 2006 using the modified prospective transition method pursuant to SFAS No. 123(R). Under the modified prospective transition method, a portion of the grant date fair value determined under SFAS No. 123 of equity awards that are outstanding on January 2, 2006, the date we adopted SFAS 123(R), is recognized in the financial statements over those awards’ remaining vesting periods, if any. The assumptions used by us with respect to the valuation of option grants are set forth in Note 10 — “The 2000 Stock Incentive Plan” to our financial statements included elsewhere in this prospectus. The individual awards reflected in the summary compensation table are summarized below:

			Value of Awards Under Modified
			Prospective Transition Method
			Pursuant to SFAS No. 123(R)
	Grant Date	Number of Shares*	($)

Randall S. Battat	March 2, 2004	375,093	10,887
	August 21, 2006	75,018	27,921
Jeffrey D. Glidden	December 13, 2005	525,131	53,976
Luis J. Pajares	June 3, 2003	750,187	17,255
	August 21, 2006	37,509	9,016
Vedat M. Eyuboglu	March 2, 2004	187,546	6,404
	August 21, 2006	37,509	9,016
Mark W. Rau	October 28, 2004	375,093	21,723
	August 21, 2006	37,509	9,016

*	The option amounts do not reflect the adjustment to the number of shares of common stock subject to stock options resulting from the cash dividend on our capital stock that we paid in April 2007. As a result of this dividend, the number of shares of common stock issuable upon the exercise of each outstanding stock option was adjusted by multiplying such number of shares by 1.2326.

(2)	Amounts consist of medical and life insurance premiums paid by us on behalf of each of the named executive officers.
(3)	The amounts shown were paid to each of Messrs. Battat, Glidden and Rau and Dr. Eyuboglu in February 2007 for achievement during 2006 of specified corporate performance and departmental objectives pursuant to our management bonus plan.
(4)	The amount shown consists of sales commissions earned by Mr. Pajares and payments to Mr. Pajares upon the achievement of predetermined strategic objectives during 2006.
(5)	Includes $118,086 representing the difference between the fair market value of the shares of Series D preferred stock purchased by Mr. Glidden in January 2006 and the purchase price that he paid for such shares.

Grants of Plan-Based Awards in Fiscal 2006

The following table sets forth information regarding grants of awards made to our named executive officers during the fiscal year ended December 31, 2006:

					All Other
					Option
					Awards:
		Estimated Future Payouts			Number of	Exercise or	Grant Date
		Under Non-Equity Incentive			Securities	Base Price	Fair Value
		Plan Awards(1)			Underlying	of Option	of Option
	Grant	Threshold	Target	Maximum	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)(2)	($/Sh)(2)(3)	($)(4)

Randall S. Battat	1/23/2006	—	84,700	254,100	—	—	—
President and	8/21/2006	—	—	—	75,018	3.00	249,450
Chief Executive Officer
Jeffrey D. Glidden	1/23/2006	—	61,500	184,500	—	—	—
Vice President, Chief Financial Officer
Luis J. Pajares	1/23/2006	—	170,000	(5)	—	—	—
Vice President,	8/21/2006	—	—	—	37,509	3.00	124,725
Worldwide Sales and Services
Vedat M. Eyuboglu	1/23/2006	—	64,500	193,500	—	—	—
Vice President,	8/21/2006	—	—	—	37,509	3.00	124,725
Chief Technical Officer
Mark W. Rau	1/23/2006	—	61,500	184,500	—	—	—
Vice President, Engineering	8/21/2006	—	—	—	37,509	3.00	124,725

(1)	For fiscal 2007, our company performance goals fall in the following weighted categories: achieving certain financial targets including product and service billings and cash flow; meeting product development schedules, acquiring new customers and developing new market segments; and meeting strategic goals. Each named executive officer, except our CEO whose bonus is based 100% on achieving company performance goals, also has departmental goals for the year which are designed to contribute to the achievement of our company performance goals.
(2)	The option amounts and exercise prices do not reflect adjustments to the number of shares of common stock subject to stock options and related exercise prices resulting from the cash dividend on our capital stock that we paid in April 2007. As a result of this dividend, the exercise price and the number of shares of common stock issuable upon the exercise of each outstanding stock option was adjusted by multiplying such numbers by 0.8113 and 1.2326, respectively.
(3)	In determining the exercise price for the options granted to each of Messrs. Battat, Pajares and Rau and Dr. Eyuboglu, our board of directors considered our financial results for the first half of fiscal 2006 and the continued progress of our new product development, including our ipBTS base station and our universal access gateway. On December 13, 2005, we granted to Jeffrey D. Glidden an option to purchase 525,131 shares of common stock with an exercise price of $2.67 per share. In determining the exercise price for the option granted to Mr. Glidden, we considered the sales outlook for our Rev 0 products for the first half of fiscal 2006, the uncertainty of the adoption of our technology in foreign markets and the challenges we faced in diversifying our business. In addition, with respect to each of the grants discussed above, our board of directors primarily considered the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, and also considered the liquidation preferences, dividend rights and voting control attributable to our then-outstanding convertible preferred stock.
(4)	Amounts represent the total grant date fair value of stock options granted in fiscal 2006 under SFAS No. 123(R). The assumptions used by us with respect to the valuation of option grants are set forth in Note 10 — “The 2000 Stock Incentive Plan” to our financial statements included elsewhere in this prospectus.
(5)	The estimated future payout is based on sales commissions and the achievement of predetermined strategic objectives. There is no maximum payout for sales commissions.

Outstanding Option Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers at December 31, 2006:

	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option
	Options	Options		Exercise	Option
	(#)	(#)		Price	Expiration
Name	Exercisable(1)	Unexercisable(1)		($)(1)	Date

Randall S. Battat	206,301	168,792	(2)	1.34	3/1/2014
President and Chief Executive Officer	—	75,018	(3)	3.00	8/20/2016
Jeffrey D. Glidden	105,026	420,105	(4)	2.67	12/12/2015
Vice President, Chief Financial Officer
Luis J. Pajares	501,688	225,056	(5)	1.07	6/2/2013
Vice President, Worldwide Sales and Services	—	37,509	(3)	3.00	8/20/2016
Vedat M. Eyuboglu	84,396	103,150	(2)	1.34	3/1/2014
Vice President, Chief Technical Officer	—	37,509	(3)	3.00	8/20/2016
Mark W. Rau	168,792	206,301	(6)	1.87	10/27/2014
Vice President, Engineering	—	37,509	(3)	3.00	8/20/2016

(1)	The option amounts and exercise prices do not reflect adjustments to the number of shares of common stock subject to stock options and related exercise prices resulting from the cash dividend on our capital stock that we paid in April 2007. As a result of this dividend, the exercise price and the number of shares of common stock issuable upon the exercise of each outstanding stock option was adjusted by multiplying such numbers by 0.8113 and 1.2326, respectively.
(2)	Twenty percent of the shares underlying this option vested on March 2, 2005 and the remaining 80% of the shares underlying this option continued to vest in 16 equal quarterly installments beginning on June 2, 2005.
(3)	Twenty percent of the shares underlying this option vest on August 21, 2007 and the remaining 80% of the shares underlying this option vest in 16 equal quarterly installments beginning on November 21, 2007.
(4)	Twenty percent of the shares underlying this option vested on December 12, 2006 and the remaining 80% of the shares underlying this option continued to vest in 16 equal quarterly installments beginning on March 12, 2007.
(5)	Twenty percent of the shares underlying this option vested on July 28, 2003 and the remaining 80% of the shares underlying this option continued to vest in 16 equal quarterly installments beginning on October 28, 2004.
(6)	Twenty percent of the shares underlying this option vested on September 14, 2005 and the remaining 80% of the shares underlying this option continued to vest in 16 equal quarterly installments beginning on December 14, 2005.

Option Exercises and Stock Vested

The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended December 31, 2006:

Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)(1)

Randall S. Battat	—	—
President and Chief Executive Officer
Jeffrey D. Glidden	—	—
Vice President, Chief Financial Officer
Luis J. Pajares	23,443	153,551
Vice President, Worldwide Sales and Services
Vedat M. Eyuboglu	—	—
Vice President, Chief Technical Officer
Mark W. Rau	—	—
Vice President, Engineering

(1)	There was no public market for our common stock in June 2006 when the options were exercised. For purposes of this table, the value realized has been calculated by taking the fair market value of our common stock on December 31, 2006, or $7.62 per share, less the per share exercise price, or $1.07 per share, multiplied by the number of stock options exercised. The assumptions used by us with respect to the valuation of option grants are set forth in Note 10 — “The 2000 Stock Incentive Plan” to our financial statements included elsewhere in this prospectus. These shares are subject to the terms of the related stock option agreement.

Employment, Severance and Change of Control Arrangements

We do not have formal employment agreements with any of our named executive officers. The initial compensation of our named executive officers was set forth in an offer letter that we executed with each of them at the time their employment with us commenced. Each offer letter provides that the executive officer’s employment with us is on an at-will basis. Other than the change in control and severance benefits provided in our offer letter with Mr. Glidden, none of our named executive officers is currently party to a change in control or severance agreement with us. Pursuant to the terms of our standard incentive stock option agreement, each of our executive officers and other employees who holds an incentive stock option is entitled to accelerated vesting of 30% of the original number of shares subject to such option immediately prior to the effective date of an acquisition, which would accelerate the final vesting date of such option by 18 months. In our offer letter with Mr. Glidden, we agreed that in connection with an acquisition and a reduction in his responsibilities or termination of employment with or without cause, his initial option to purchase 525,131 shares of common stock would be accelerated as to 40% of the original number of shares subject to such option and the final vesting date would be accelerated by 24 months. Assuming acceleration of Mr. Glidden’s outstanding stock options as of December 31, 2006, and assuming a price per share of our common stock of $7.62, which is the fair market value of our common stock on such date, the value realized upon exercise of the 210,052 additional accelerated options would be approximately $1,039,757. In addition, in the event that we are acquired and Mr. Glidden is terminated without cause in connection with such acquisition, we have agreed to continue to pay his salary and medical benefits for a period of six months thereafter. If such an acquisition were to have occurred on December 31, 2006, Mr. Glidden would have been entitled to $18,289 per month in salary and benefits for a six-month period, or $109,734 in the aggregate.

As a condition to their employment, each named executive officer entered into a non-competition and non-solicitation agreement and an invention and non-disclosure agreement. Under these agreements, each named executive officer has agreed (i) not to compete with us or to solicit our employees during their employment and for a period of 18 months after the termination of their employment and (ii) to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

Employee Benefit Plans

2000 Stock Incentive Plan

Our 2000 Stock Incentive Plan, as amended, which we refer to as the 2000 Stock Plan, was adopted by our board of directors and approved by our stockholders in April 2000. A maximum of 23,406,012 shares of common stock are authorized for issuance under the 2000 Stock Plan.

The 2000 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any subsidiaries, are eligible to receive awards under the 2000 Stock Plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2000 Stock Plan, our board of directors administers the 2000 Stock Plan and, subject to any limitations in the 2000 Stock Plan, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the exercise prices of options;

•	the duration of options;

•	the methods of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the conditions for repurchase, issue price and repurchase price.

Pursuant to the terms of the 2000 Stock Plan, in the event of a proposed liquidation or dissolution of Airvana, our board of directors shall provide that all unexercised options will become exercisable in full at least 10 business days prior to the liquidation or dissolution and will terminate effective upon the liquidation or dissolution, except to the extent exercised before such effective date. Our board may specify the effect of a liquidation or dissolution on any restricted stock award or other award granted under the 2000 Stock Plan at the time of the grant of such award.

In the event of a merger or other reorganization event, our board of directors shall provide that all of our outstanding options shall be assumed or equivalent options shall be substituted by the successor corporation. If the acquirer does not agree to assume, or substitute for, such options, then our board shall provide that all unexercised options will become exercisable in full prior to completion of the reorganization event, and will terminate if not exercised prior to such time. If under the terms of the reorganization event holders of our common stock receive cash for their shares, our board may instead provide for a cash-out of the value of any outstanding options less the applicable exercise price. In addition, if a merger or other reorganization event occurs, our repurchase and other rights with respect to shares of restricted stock will inure to the benefit of our successor and will apply equally to the cash, securities or other property into which our common stock is then converted.

As of April 30, 2007, there were options to purchase 12,786,677 shares of common stock outstanding under the 2000 Stock Plan at a weighted average exercise price of $1.82 per share, 1,759,702 shares of common stock issued upon the exercise of options granted under the 2000 Stock Plan, and 7,319,913 shares of common stock originally issued as restricted stock awards under the 2000 Stock Plan, 30,006 of which were subject to repurchase by us upon termination of the holder’s service. As of April 30, 2007, there were 1,539,720 shares of common stock reserved for future issuance under the 2000 Stock Plan. After the effective date of the 2007 Stock Plan described below, we will grant no further stock options or other awards under the 2000 Stock Plan; however, any shares of common stock reserved for issuance under the 2000 Stock Plan that remain available for issuance and any shares of common stock subject to awards under the 2000 Stock Plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued shall be rolled into the 2007 Stock Plan up to a specified number of shares.

2007 Stock Incentive Plan

Our 2007 Stock Incentive Plan, which we refer to as the 2007 Stock Plan, was adopted by our board of directors in May 2007 and approved by our stockholders in June 2007. The 2007 Stock Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. The number of shares of common stock that may be issued under the 2007 Stock Plan shall equal the sum of 11,252,813 shares of common stock, any shares of common stock reserved for issuance under the 2000 Stock Plan that remain available for issuance under the 2000 Stock Plan immediately prior to the closing of this offering and any shares of common stock subject to awards under the 2000 Stock Plan which awards expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised; provided, however, that the maximum number of shares of common stock that may initially be issued under the 2007 Stock Plan shall be 20,130,557, including the maximum number of shares that may be rolled over upon expiration of the 2000 Stock Plan.

In addition, our plan contains an “evergreen” provision, which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each fiscal year during the period beginning with fiscal year 2008 and ending on the second day of fiscal year 2017. The annual increase in the number of shares shall be equal to the lesser of:

•	5,626,406 shares;

•	5% of our outstanding shares on the first day of the fiscal year; or

•	an amount determined by our board of directors.

In accordance with the terms of the 2007 Stock Plan, our board of directors has authorized our compensation committee to administer the 2007 Stock Plan. In accordance with the provisions of the 2007 Stock Plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2007 Stock Plan during any fiscal year is 1,875,468 shares.

Except as our board of directors may otherwise determine or provide in an award, awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order, and, during the life of the participant, shall be exercisable only by the participant.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2007 Stock Plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding awards, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2007 Stock Plan after May 21, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, modify or terminate any outstanding award, provided that the consent of a holder of an outstanding award is required unless our board of directors determines that the amendment, modification or termination would not materially and adversely affect the holder. Our board of directors may at any time amend, suspend or terminate the 2007 Stock Plan, except that, to the extent determined by our board of directors, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until the requisite stockholder approval is obtained.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are fully vested at all times. The 401(k) plan allows for matching contributions to be made by us and, for fiscal 2007, we match 50% of employee contributions of the first 4% of their eligible compensation. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation of Liability and Indemnification

Our certificate of incorporation that will become effective upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since December 29, 2003, we have engaged in the following transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Sale of Preferred Stock to Executive Officer

On January 27, 2006, we issued 298,953 shares of our series D preferred stock to Jeffrey D. Glidden, our Vice President, Chief Financial Officer, at a price per share of $3.345 for an aggregate purchase price of $999,997.79. Upon the closing of this offering, these shares will convert automatically into 224,270 shares of our common stock.

Qualcomm Incorporated

In April 2004, we entered into an agreement with Qualcomm Incorporated pursuant to which we licensed software for use in our development of infrastructure equipment. We also have a supply and distribution agreement with Qualcomm relating to our ipBTS products.

We paid Qualcomm an aggregate of $8.3 million in fiscal 2004, $2.8 million in fiscal 2005, $1.1 million in fiscal 2006 and $0.2 million in the first quarter of fiscal 2007 in up-front license payments, royalties and component purchases under our license and supply agreements with Qualcomm. In fiscal 2004, Qualcomm paid us approximately $47,000 for certain consulting services.

Registration Rights

The holders of our preferred stock, the holders of outstanding warrants and our founders have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. These rights are provided under the terms of a second amended and restated investor rights agreement we entered into on February 8, 2002, as amended, with these holders, which include some of our directors, executive officers and holders of more than five percent of our voting securities and their affiliates. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

Our certificate of incorporation that will be in effect upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification.”

Policies and Procedures for Related Person Transactions

In May 2007, our board of directors adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the Securities and Exchange Commission’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•	interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or by-laws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Previous related person transactions were not subject to this policy but similar factors were considered prior to their approval.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of April 30, 2007 by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. The percentage of common stock beneficially owned by each person before the offering is based on 55,069,555 shares of common stock outstanding on April 30, 2007, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into 40,624,757 shares of common stock. Shares of common stock that may be acquired within 60 days after April 30, 2007 pursuant to exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table. The shares issuable upon the exercise of stock options reflect the adjustment to the number of shares of common stock subject to outstanding stock options resulting from the cash dividend on our capital stock that we paid in April 2007. Unless otherwise indicated, the address of all listed stockholders is c/o Airvana, Inc, 19 Alpha Road, Chelmsford, Massachusetts 01824. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

		Percentage of Common Stock
	Number of Shares	Beneficially Owned
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

5% Stockholders:
Entities affiliated with Matrix Partners(1)	19,600,349	35.6%	30.9%
Bay Colony Corporate Center 1000 Winter Street, Suite 4500 Waltham, MA 02451
Gururaj Deshpande(2)	8,598,069	15.6%	13.6%
Qualcomm Incorporated	5,843,541	10.6%	9.2%
5775 Morehouse Drive San Diego, CA 92121
Entities affiliated with Matrix Capital Management Company LLC(3)	3,496,647	6.3%	5.5%
Bay Colony Corporate Center 1000 Winter Street, Suite 4610 Waltham, MA 02451
Named Executive Officers and Other Directors
Paul J. Ferri(4)	17,661,984	32.1%	27.9%
Vedat M. Eyuboglu(5)	2,611,810	4.7%	4.1%
Sanjeev Verma(6)	2,540,851	4.6%	4.0%
Randall S. Battat(7)	2,489,730	4.5%	3.9%
Luis J. Pajares(8)	734,291	1.3%	1.1%
Jeffrey D. Glidden(9)	418,452	*	*
Steven Haley(10)	307,707	*	*
Mark W. Rau(11)	254,286	*	*
Hassan Ahmed	125,656	*	*
Robert P. Badavas	—	—	—
Anthony S. Thornley	—	—	—
All executive officers and directors as a group (15 persons)(12)	36,117,555	63.5%	55.4%

* Less than 1%.

(1)	Consists of 8,200,968 shares held by Matrix Partners VI, L.P., 5,808,484 shares held by Matrix Partners VII, L.P., 2,735,953 shares held by Matrix VI Parallel Partnership-A L.P., 916,579 shares held by Matrix VI Parallel Partnership-B, L.P., 1,929,639 shares held by Weston & Co. VI LLC, as nominee, and 8,726 shares held by Weston & Co. VII LLC, as nominee. Paul J. Ferri, a member of our board of directors, is a managing member of Matrix VI Management Co., L.L.C., the general partner of each of Matrix Partners VI, L.P., Matrix Partners VI Parallel Partnership-A, L.P. and Matrix Partners VI Parallel Partnership-B, L.P., which we refer to collectively as the Matrix VI Funds, and Matrix VII Management Co., L.L.C., the general partner of Matrix Partners VII, L.P., which we refer to, together with the Matrix VI Funds, as the Matrix Funds. Mr. Ferri has sole voting and dispositive power with respect to the shares held by the Matrix Funds. Mr. Ferri disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Each of Weston & Co. VI LLC and Weston & Co. VII LLC, which we refer to collectively as Weston, is a nominee for certain beneficial owners. Mr. Ferri is authorized by the sole member of Weston to take any action with respect to the shares held by Weston as directed by the underlying beneficial owners. Mr. Ferri does not have voting or dispositive power with respect to such shares.

(2)	Includes 4,118,467 shares held by Unicorn Trust, 1,047,042 shares held by Unicorn Trust III and 545,574 shares held by Unicorn Trust V, over which Mr. Deshpande, as trustee, has sole voting and dispositive power. Mr. Deshpande disclaims beneficial ownership of such shares except to the extent of his pecuniary interest. Also includes 2,588,145 shares held by the Deshpande Irrevocable Trust over which Mr. Deshpande’s spouse, as trustee, has sole voting and dispositive power, and 205,306 shares held by GJD Capital LLC, of which Mr. Deshpande holds a 50% interest. Mr. Deshpande disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(3)	Consists of 256,049 shares held by Matrix Capital Management Fund (Offshore) Ltd., 74,568 shares held by Matrix Capital Management Fund II, L.P. and 3,166,030 shares held by Matrix Capital Management Fund, L.P. David Goel has sole voting and dispositive power over such shares.

(4)	Consists of 8,200,968 shares held by Matrix Partners VI, L.P., 5,808,484 shares held by Matrix Partners VII, L.P., 2,735,953 shares held by Matrix VI Parallel Partnership-A L.P., and 916,579 shares held by Matrix VI Parallel Partnership-B, L.P. As described in footnote 1, Mr. Ferri has sole voting and dispositive power with respect to the shares held by the Matrix Funds. Mr. Ferri disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

(5)	Includes 150,260 shares issuable to Dr. Eyuboglu upon exercise of stock options, 375,093 shares held by Dr. Eyuboglu as trustee of the Beaver Brook GV Trust, a qualified annuity trust, 743,154 shares held by Dr. Eyuboglu’s spouse, Assia Eyuboglu, 375,093 shares held by Ms. Eyuboglu as trustee of the Beaver Brook GA Trust, a qualified annuity trust, and 225,056 shares held by Ms. Eyuboglu as trustee of the Beaver Brook Irrevocable Trust. Dr. Eyuboglu has sole voting and dispositive power with respect to the shares held in the Beaver Brook GV Trust. Ms. Eyuboglu has sole voting and dispositive power with respect to the shares held in the Beaver Brook GA Trust and the Beaver Brook Irrevocable Trust.

(6)	Includes 105,182 shares issuable to Mr. Verma upon exercise of stock options, 375,093 shares held by Mr. Verma as trustee of the C.H. Trust, a qualified annuity trust, 115,903 shares held by Mr. Verma’s spouse, Girija Verma, and 337,584 shares held by Ms. Verma as trustee of the Cape Himalaya Trust. Mr. Verma has sole voting and dispositive power with respect to the shares held in the C.H. Trust. Ms. Verma has sole voting and dispositive power with respect to the shares held in the Cape Himalaya Trust.

(7)	Includes 300,521 shares issuable to Mr. Battat upon exercise of stock options.

(8)	Includes 710,848 shares issuable to Mr. Pajares upon exercise of stock options.

(9)	Consists of 194,182 shares issuable to Mr. Glidden upon exercise of stock options and 224,270 shares held in the Jeffrey D. Glidden Nominee Trust, over which Mr. Glidden has sole voting and dispositive power.

(10)	Consists of 307,707 shares held by Snows Hill LLC, of which Mr. Haley is the President.

(11)	Consists of shares issuable to Mr. Rau upon exercise of stock options.

(12)	See footnotes 2 and 4 through 11 above. Includes an additional 374,719 shares, 107,494 shares of which are issuable upon exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of 350,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and by-laws that will become effective upon the closing of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of April 30, 2007, there were 55,069,555 shares of our common stock outstanding and held of record by approximately 300 stockholders, assuming the conversion of all outstanding shares of redeemable convertible preferred stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, except for certain amendments to our certificate of incorporation that only affect holders of preferred stock, and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that is outstanding at the time of the dividend.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of April 30, 2007, we had outstanding warrants to purchase an aggregate of 33,335 shares of series B1 convertible preferred stock at an exercise price of $6.17. Effective upon the closing of this offering, these warrants will become exercisable for 48,118 shares of common stock at an exercise price of $4.28 per share. The holders of these warrants have registration rights that are outlined below under the heading “Registration Rights.”

Options

As of April 30, 2007, we had outstanding options to purchase an aggregate of 12,786,677 shares of common stock with a weighted-average exercise price of $1.82 per share.

Registration Rights

We entered into a second amended and restated investor rights agreement, dated as of February 8, 2002, as amended, with the holders of shares of our common stock issuable upon conversion of the shares of convertible preferred stock, including shares of convertible preferred stock held by some of our executive officers. Our founders, Dr. Eyuboglu and Mr. Verma, also have registration rights under this agreement. In addition, the holders of our warrants have registration rights with respect to the shares issuable upon exercise of the warrants. Under the investor rights agreement, holders of shares having registration rights can demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, as described below. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in certain registrations and our right not to effect a requested registration within six months following this offering and within three months of any other offering of our securities.

Demand registration rights.  At any time after 180 days after the closing of this offering, the holders of more than 35% of the shares having demand registration rights may request that we register all or a portion of their common stock for sale under the Securities Act, so long as the aggregate offering price of such securities is reasonably anticipated to be at least $5.0 million. We will effect the registration as requested, unless in the good faith judgment of our board of directors, such registration should be delayed. We are required to effect three of these registrations. However, if at any time we become eligible to file a registration statement on Form S-3, or any successor form, holders of registration rights may make unlimited requests for us to effect a registration on such forms of their common stock having an aggregate offering price of at least $1.0 million.

Incidental registration rights.  In addition, if at any time after this offering we register any shares of common stock, the holders of all shares having registration rights are entitled to notice of the registration and to include all or a portion of their common stock in the registration. A holder’s right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

We will pay all registration expenses, other than underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel, related to any demand or piggyback registration. The investor rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Anti-takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board

Our certificate of incorporation and by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and by-laws provide that, subject to the rights of holders of any series of preferred stock, directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors or class of directors. Under our certificate of incorporation and by-laws, and subject to the rights of holders of any series of preferred stock, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and by-laws that will become effective upon the closing of this offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting and the date of the giving of such notice who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in an annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

NASDAQ Global Market

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “AIRV.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 63,369,555 shares of common stock, assuming the issuance of 8,300,000 shares of common stock offered by us in this offering and no exercise of options or warrants after April 30, 2007. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below.

The remaining 55,069,555 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus	79,493
Between 90 and 180 days after the date of this prospectus	34,415
At various times beginning more than 180 days after the date of this prospectus	54,955,382

In addition, of the 12,786,677 shares of our common stock that were subject to stock options outstanding as of April 30, 2007, options to purchase 5,478,659 shares of common stock were exercisable as of April 30, 2007 and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below.

Lock-up Agreements

All of our directors and officers and the holders of substantially all of our outstanding stock and stock options, who collectively own 54,955,382 shares of our common stock, based on shares outstanding as of April 30, 2007, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

These agreements are subject to certain exceptions, and also subject to extensions for up to an additional 34 days, as described in the section of this prospectus entitled “Underwriters.”

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 633,696 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who was not one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates without compliance with its one year minimum holding period requirements.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to applicable volume limitations.

Registration Rights

Upon the closing of this offering, the holders of approximately 45.6 million shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Deutsche Bank Securities Inc. and UBS Securities LLC are acting as representatives, will severally agree to purchase, and we will agree to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Deutsche Bank Securities Inc.
UBS Securities LLC

Total	8,300,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per share under the public offering price. No underwriter may allow, and no dealer may re-allow, a concession to other underwriters or to any dealer. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,245,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share public offering price, underwriting discounts and commissions to be paid by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,245,000 shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $3,000,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “AIRV.”

We, all of our directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co.

Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (other than on Form S-8 or a successor form thereon); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock or other securities acquired by stockholders in open market transactions after the completion of the offering of the shares or shares of common stock acquired by stockholders in the public offering;

•	transfers by stockholders of shares of common stock or any security convertible into common stock as a bona fide gift;

•	transfers by stockholders to family members or to trusts for the benefit of the stockholder or family members of the stockholder, in each case, for estate planning purposes;

•	distributions of shares of common stock or any security convertible into or exercisable for common stock to partners, members or equityholders of the stockholder;

•	the exercise of an option to purchase shares of common stock granted under a stock incentive plan described in this prospectus or the acceptance of restricted stock awards from us and the disposition of shares of restricted stock to us pursuant to the terms of such plan;

•	a stockholder’s entry into a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the restricted period;

•	our issuance of shares of common stock upon the exercise of an outstanding option or warrant or conversion of an outstanding security described in this prospectus or of which the underwriters have been advised in writing; or

•	the sale of shares to the underwriters in this offering;

provided that in the case of each of the second, third and fourth types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the preceding paragraph and in the case of each of the first five types of transactions, no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180-day period;

in which case the above restrictions shall continue to apply until either (1) the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event if, within three days of that issuance or occurrence, any of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning us, or (2) the later of the last day of the 180-day period and the third day after we issue the release or the material news or material event occurs.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

•	at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price earnings ratios, price sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters or their affiliates may provide in the future financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Ropes & Gray LLP, Boston, Massachusetts, has acted as counsel for the underwriters in connection with certain legal matters related to this offering. Attorneys at Wilmer Cutler Pickering Hale and Dorr LLP and related investment partnerships own an aggregate of 50,636 shares of our common stock.

EXPERTS

Our consolidated financial statements as of January 1, 2006 and December 31, 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and the related registration statement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of January 1, 2006, December 31, 2006, April 1, 2007 (unaudited) and April 1, 2007 Pro Forma (unaudited)	F-3
Consolidated Statements of Operations for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 2, 2006 (unaudited) and April 1, 2007 (unaudited)	F-4
Consolidated Statements of Cash Flows for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 2, 2006 (unaudited) and April 1, 2007 (unaudited)	F-5
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and for the three months ended April 1, 2007 (unaudited) and April 1, 2007 Pro Forma (unaudited)
F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Airvana, Inc.:

We have audited the accompanying consolidated balance sheets of Airvana, Inc. as of January 1, 2006 and December 31, 2006, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123R, “Share Based Payments”, using the prospective-transition method. As discussed in Note 3 to the consolidated financial statements, the Company recorded a cumulative effect adjustment as of January 1, 2006, in connection with the adoption of FASB Staff Position No. 150-5 “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable”.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airvana, Inc. at January 1, 2006 and December 31, 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

Boston, Massachusetts
April 13, 2007,
except with respect to the matter
discussed in Note 17
as to which the
date is June 29, 2007

AIRVANA, INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
	January 1,	December 31,	April 1,	April 1,
	2006	2006	2007	2007
			(unaudited)	(unaudited)
	(in thousands, except share and
	per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$19,873	$86,815	$94,808	$22,101
Investments	115,597	73,308	125,462	125,462
Restricted investments	100	—	—	—
Accounts receivable	7,590	46,072	3,262	3,262
Deferred product cost, current	38,774	34,214	34,373	34,373
Prepaid taxes	1,008	14,627	14,627	14,627
Prepaid expenses and other current assets	2,476	2,327	2,343	2,343

Total current assets	185,418	257,363	274,875	202,168
Property and equipment	12,555	14,925	16,529	16,529
Less: accumulated depreciation and amortization	6,923	9,122	9,858	9,858

	5,632	5,803	6,671	6,671
Deferred product cost, long-term	28,192	—	—	—
Restricted investments	193	193	193	193
Other assets	112	848	1,712	1,712

Total assets	$219,547	$264,207	$283,451	$210,744

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$4,695	$2,988	$2,459	$2,459
Accrued expenses and other current liabilities	8,576	7,841	4,757	4,757
Dividend payable	—	—	72,707	—
Deferred revenue, current	160,922	243,281	284,508	284,508

Total current liabilities	174,193	254,110	364,431	291,724
Deferred revenue, long-term	112,202	137	116	116
Other liabilities	2,095	2,218	2,088	2,088
Warrants to purchase redeemable convertible preferred stock	—	490	85	—

Total long-term liabilities	114,297	2,845	2,289	2,204
Commitments (Note 7)	—	—	—	—
Redeemable convertible preferred stock (at liquidation value):
Series A redeemable convertible preferred stock, $0.01 par value: 10,937,500 shares authorized, issued and outstanding as of January 1, 2006, December 31, 2006 and April 1, 2007 (unaudited); no shares pro forma	15,877	16,749	16,968	—
Series B1 redeemable convertible preferred stock, $0.01 par value: 4,027,663 shares authorized, 3,994,328 shares issued and outstanding at January 1, 2006, December 31, 2006 and April 1, 2007 (unaudited); no shares pro forma	34,308	36,274	36,765	—
Series B2 redeemable convertible preferred stock, $0.01 par value: 900,414 shares authorized, issued and outstanding as of January 1, 2006, December 31, 2006 and April 1, 2007 (unaudited); no shares pro forma	6,963	7,362	7,461	—
Series C redeemable convertible preferred stock, $0.01 par value: 25,093,051 shares authorized, 25,031,017 shares issued and outstanding as of January 1, 2006 and December 31, 2006 and 25,074,183 shares issued and outstanding at April 1, 2007 (unaudited); no shares pro forma	52,931	56,150	57,024	—
Series D redeemable convertible preferred stock, $0.01 par value: 4,484,305 shares authorized, 2,989,537 shares issued and outstanding at January 1, 2006 and 3,288,490 shares issued and outstanding at December 31, 2006 and April 1, 2007 (unaudited); no shares pro forma	11,635	13,507	13,727	—

Total redeemable convertible preferred stock	121,714	130,042	131,945	—
Stockholders’ deficit:
Common stock, $0.001 par value: 90,000,000 shares authorized, 13,520,543, 13,814,535, 13,919,024 and 54,543,781 issued and outstanding at January 1, 2006, December 31, 2006, April 1 2007 (unaudited) and April 1, 2007 pro forma, respectively	13	14	14	55
Additional paid-in capital	2,176	3,251	—	131,989
Accumulated deficit	(192,846)	(126,055)	(215,228)	(215,228)

Total stockholders’ deficit	(190,657)	(122,790)	(215,214)	(83,184)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$219,547	$264,207	$283,451	$210,744

The accompanying notes are an integral part of these financial statements

AIRVANA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended			Fiscal Quarter Ended
	January 2,	January 1,	December 31,	April 2,	April 1,
	2005	2006	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)

Revenue:
Product	$3,180	$1,358	$145,835	$—	$—
Service	437	989	24,435	162	269

Total revenue	3,617	2,347	170,270	162	269
Cost of revenue:
Product	2,245	1,792	39,241	180	13
Service	2,208	4,741	6,054	1,395	1,670

Total cost of revenue	4,453	6,533	45,295	1,575	1,683
Gross (loss) profit	(836)	(4,186)	124,975	(1,413)	(1,414)
Operating expenses:
Research and development	22,040	42,922	55,073	12,397	15,983
Selling and marketing	4,665	5,237	7,729	1,202	2,580
General and administrative	2,068	3,253	5,068	992	1,516

Total operating expenses	28,773	51,412	67,870	14,591	20,079

Operating (loss) income	(29,609)	(55,598)	57,105	(16,004)	(21,493)
Interest income (expense):
Interest income	771	3,459	6,642	1,412	2,708
Interest expense	(286)	—	(40)	(9)	—

Total interest income (expense)	485	3,459	6,602	1,403	2,708

(Loss) income before income tax expense (benefit) and cumulative effect of change in accounting principle	(29,124)	(52,139)	63,707	14,601	(18,785)
Income tax expense (benefit)	5	10,875	(10,742)	(2,462)	—

(Loss) income before cumulative effect of change in accounting principle	(29,129)	(63,014)	74,449	(12,139)	(18,785)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Net (loss) income per common share applicable to common stockholders (Note 2):
Basic	$(3.20)	$(5.42)	$1.21	$(1.07)	$(1.49)

Diluted	$(3.20)	$(5.42)	$1.12	$(1.07)	$(1.49)

Weighted average common shares outstanding:
Basic	11,409	12,959	13,542	13,423	13,814
Diluted	11,409	12,959	18,947	13,423	13,814
Pro forma net income (loss) per common share applicable to common stockholders (Note 2)(unaudited):
Basic			$1.37		$(0.34)

Diluted			$1.24		$(0.34)

Pro forma weighted average common shares outstanding (unaudited):
Basic			54,214		54,487
Diluted			59,619		54,487

The accompanying notes are an integral part of these financial statements

AIRVANA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended			Three Months Ended
	January 2,	January 1,	December 31,	April 2,	April 1,
	2005	2006	2006	2006	2007
				(unaudited)
	(in thousands)

Operating Activities:
Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,274	1,758	2,408	550	722
Stock-based compensation	—	—	800	134	514
Cumulative effect of change in accounting principle	—	—	330	330	—
Amortization of investments	1,144	1,426	(581)	306	(1,249)
Loss on disposal of property and equipment	15	99	36	—	—
Amortization of leasehold incentive	—	(300)	(542)	(139)	(130)
Non-cash interest expense	61	—	40	9	(88)
Changes in operating assets and liabilities:
Accounts receivable	(8,070)	1,654	(38,482)	858	42,810
Deferred product cost	(24,247)	(38,770)	32,752	(4,286)	(159)
Prepaid taxes	(903)	(105)	(13,619)	(11,399)	—
Prepaid expenses and other current assets	(3,511)	2,417	149	(136)	(16)
Accounts payable	3,714	512	(1,707)	(797)	(529)
Accrued expenses and other current liabilities	148	6,640	(859)	2,781	(3,084)
Deferred revenue	102,532	155,073	(29,706)	18,661	41,206

Net cash provided by operating activities	43,028	67,390	25,138	(5,597)	61,212
Investing Activities:
Purchases of property and equipment	(1,309)	(6,119)	(2,614)	(1,017)	(1,586)
Restricted investments	(142)	49	100	100	—
Purchases of investments	(74,525)	(159,837)	(136,930)	(22,214)	(107,548)
Maturities of investments	23,697	104,939	179,800	21,812	56,643
Other assets	(108)	36	(176)	(2)	4

Net cash (used in) provided by investing activities	(52,387)	(60,932)	40,180	(1,321)	(52,487)
Financing Activities:
Payments on equipment line of credit	(2,060)	—	—	—	—
Cost associated with proposed initial public offering	—	—	(560)	—	(868)
Proceeds from leasehold incentive	—	2,793	789	614	—
Proceeds from sale of Series D redeemable convertible preferred stock	—	—	1,000	1,000	—
Proceeds from sale of restricted common stock	80	160	—	—	—
Purchase and retirement of treasury stock	—	—	—	—	(96)
Proceeds from exercise of stock options	231	249	395	49	236

Net cash (used in) provided by financing activities	(1,749)	3,202	1,624	1,663	(728)
Effect of exchange rate changes on cash and cash equivalents	—	15	—	(1)	(4)

Net (decrease) increase in cash and cash equivalents	(11,108)	9,675	66,942	(5,256)	7,993
Cash and cash equivalents at beginning of period	21,306	10,198	19,873	19,873	86,815

Cash and cash equivalents at end of period	$10,198	$19,873	$86,815	$14,617	$94,808

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$225	$—	$—	$—	$—
Cash paid for income taxes	$915	$7,649	$6,204	$3,918	$—
Supplemental Disclosures of Noncash Activities:
Accretion of dividends on redeemable convertible preferred stock	$7,394	$7,256	$7,328	$1,828	$1,834
Retirement of property and equipment	$—	$1,554	$244	$113	$—

The accompanying notes are an integral part of these financial statements

AIRVANA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT

	Series A		Series B1		Series B2
		Liquidation		Liquidation		Liquidation
	Shares	Value	Shares	Value	Shares	Value

Balance at December 28, 2003	10,937,500	$14,115	3,994,328	$30,338	900,414	$6,157
Issuance of restricted common stock	—	—	—	—	—	—
Repurchase and retirement of treasury stock	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred stock	—	889	—	2,003	—	407
Net loss	—	—	—	—	—	—

Balance at January 2, 2005	10,937,500	15,004	3,994,328	32,341	900,414	6,564
Issuance of restricted common stock	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred stock	—	873	—	1,967	—	399
Net loss	—	—	—	—	—	—

Balance at January 1, 2006	10,937,500	15,877	3,994,328	34,308	900,414	6,963

Sale of Series D redeemable convertible preferred stock	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred stock	—	872	—	1,966	—	399
Reclassification of preferred stock warrants to liability	—	—	—	—	—	—
Net income	—	—	—	—	—	—

Balance at December 31, 2006	10,937,500	16,749	3,994,328	36,274	900,414	7,362

Exercise of stock options (unaudited)	—	—	—	—	—	—
Repurchase and retirement of treasury stock (unaudited)	—	—	—	—	—	—
Stock based compensation (unaudited)	—	—	—	—	—	—
Cumulative dividends on redeemable convertible preferred stock (unaudited)	—	219	—	491	—	99
Exercise of convertible preferred stock warrants (unaudited)	—	—	—	—	—	—
Dividend payable (unaudited)	—	—	—	—	—	—
Net loss income (unaudited)	—	—	—	—	—	—

Balance at April 1, 2007 (unaudited)	10,937,500	16,968	3,994,328	36,765	900,414	7,461

Conversion of convertible preferred stock into common stock (unaudited)	(10,937,500)	(16,968)	(3,994,328)	(36,765)	(900,414)	(7,461)

Conversion of convertible preferred stock warrants into common stock warrants (unaudited)	—	—	—	—	—	—

Pro forma (unaudited), April 1, 2007	—	$—	—	$—	—	$—

The accompanying notes are an integral part of these financial statements

AIRVANA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT — (Continued)

Redeemable Convertible
Preferred Stock
Series C		Series D		Common Stock		Additional
	Liquidation		Liquidation		Par	Paid-in	Accumulated	Stockholders’
Shares	Value	Shares	Value	Shares	Value	Capital	Deficit	Deficit
(in thousands,
except share amounts)

25,031,017	$46,430	2,989,537	$10,024	12,663,853	$13	$1,457	$(86,053)	$(84,583)
—	—	—	—	75,018	—	80	—	80
—	—	—	—	(4,386)	—	—	—	—
—	—	—	—	483,028	—	230	—	230

—	3,282	—	813	—	—	—	(7,394)	(7,394)
—	—	—	—	—	—	—	(29,129)	(29,129)

25,031,017	49,712	2,989,537	10,837	13,217,513	13	1,767	(122,576)	(120,796)
—	—	—	—	75,018	—	160	—	160
—	—	—	—	228,012	—	249	—	249

—	3,219	—	798	—	—	—	(7,256)	(7,256)
—	—	—	—	—	—	—	(63,014)	(63,014)

25,031,017	52,931	2,989,537	11,635	13,520,543	13	2,176	(192,846)	(190,657)

—	—	298,953	1,000	—	—	—	—	—
—	—	—	—	293,992	1	394	—	395
—	—	—	—	—	—	800	—	800

—	3,219	—	872	—	—	—	(7,328)	(7,328)

—	—	—	—	—	—	(119)	—	(119)
—	—	—	—	—	—		74,119	74,119

25,031,017	56,150	3,288,490	13,507	13,814,535	14	3,251	(126,055)	(122,790)

—	—	—	—	149,499	—	236	—	236

—	—	—	—	(45,010)	—	(96)	—	(96)
—	—	—	—	—	—	514	—	514

—	805	—	220	—	—	—	(1,834)	(1,834)

43,166	69	—	—	—	—	248	—	248
—	—	—	—	—	—	(4,153)	(68,554)	(72,707)
—	—	—	—	—	—	—	(18,785)	(18,785)

25,074,183	57,024	3,288,490	13,727	13,919,024	14	—	(215,228)	(215,214)

(25,074,183)	(57,024)	(3,288,490)	(13,727)	40,624,757	41	131,904	—	131,945

—	—	—	—	—	—	85	—	85

—	$—	—	$—	54,543,781	$55	$131,989	$(215,228)	$(83,184)

The accompanying notes are an integral part of these financial statements

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)

1.	Operations

Airvana, Inc. (the Company) is a leading provider of network infrastructure products used by wireless operators to provide mobile broadband services. Our software and hardware products are based on Internet Protocol technology and enable wireless networks to deliver broadband-quality multimedia services to mobile phones, laptop computers and other mobile devices. These services include Internet access, e-mail, music downloads, video, IP-TV, gaming, push-to-talk and voice-over-IP. The Company has offices in Chelmsford, Massachusetts; Dallas, Texas; Bangalore, India; Beijing, China and London, England.

2.	Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of intercompany transactions and balances. These consolidated financial statements reflect the use of the following significant accounting policies, as described below and elsewhere in the notes to the consolidated financial statements. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of April 1, 2007, the consolidated statements of operations and of cash flows for the three months ended April 2, 2006 and April 1, 2007, and the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the three months ended April 1, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the Company’s financial position and results of operations and cash flows for the three months ended April 2, 2006 and April 1, 2007. The financial data and other information disclosed in these notes to the consolidated financial statements related to the three month periods is unaudited. The results for the three months ended April 1, 2007 are not necessarily indicative of the results to be expected for the year ending December 30, 2007 or for any other interim period or for any future year.

Unaudited Pro Forma Presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of redeemable convertible preferred stock and stockholders’ equity as of April 1, 2007 reflect (i) the payment of a cash dividend of $1.333 per share of capital stock that was paid on April 5, 2007, and (ii) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 40,624,757 shares of common stock upon the closing of the proposed initial public offering, and (iii) the conversion of outstanding warrants to purchase redeemable convertible preferred stock into common stock warrants upon the closing of the proposed offering.

The unaudited pro forma basic net income (loss) per common share was computed by dividing net income (loss) by the pro forma weighted average number of shares of common stock outstanding during the period. The pro forma weighted average number of shares of common stock outstanding consists of the weighted average number of shares of common stock outstanding plus the weighted average number of shares of preferred stock outstanding, on an if-converted basis. The pro forma weighted average number of shares of common stock used in the computation of diluted net income per share also includes the dilutive impact of the outstanding common stock equivalents.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

The computation of pro forma net income (loss) per common share is as follows:

	Year Ended	Three Months Ended
	December 31, 2006	April 1, 2007
	(unaudited)

Net income (loss)	$74,119	$(18,785)

Weighted average number of shares outstanding:
Weighted average number of common shares outstanding	13,542	13,814
Weighted average number of preferred shares outstanding, on an as converted basis	40,672	40,673

Shares used in the computation of basic net income (loss) per share	54,214	54,487

Dilutive impact of outstanding common stock equivalents	5,405	—
Shares used in the computation of diluted net income (loss) per share	59,619	54,487

Pro forma net income (loss) per share:
Basic	$1.37	$(0.34)

Diluted	$1.24	$(0.34)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and judgments relied upon by management in preparing these financial statements include the timing of revenue recognition, expensing or capitalizing research and development costs for software, the determination of the fair value of stock awards issued, the recoverability of the Company’s deferred tax assets, the amount of the Company’s income tax expenses and the classification of deferred product costs and deferred revenues.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates and judgments on historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to: a highly concentrated customer base, sales volatility, dependency on a single air interface standard, rapid technological changes, competition from substitute products and services from larger companies, limited number of suppliers, government regulations, management of international activities, protection of proprietary rights, patent litigation, and dependence on key individuals.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

Fiscal Year

The Company’s fiscal year end is the Sunday nearest to December 31.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments with original maturities of three months or less at the date of purchase. Cash equivalents are carried at cost, which approximates their fair market value.

Investments

The Company determines the appropriate categorization of investments in debt securities at the time of purchase. As of January 1, 2006, December 31, 2006 and April 1, 2007, the Company’s investments are categorized as held-to-maturity and are presented at their amortized cost, which approximates market value. The short-term or long-term classification of debt securities at each balance sheet date is based on the remaining period to maturity.

Prepaid and Other Current Assets

Prepaid and other current assets consist of prepaid software licenses, prepaid software and hardware maintenance contracts, and inventories. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) basis.

Deferred Product Cost

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2, the Company also defers the related inventory costs for the delivered items in accordance with Accounting Research Bulletin 43, “Restatement and Revision of Accounting Research Bulletins” as amended by FAS 151, Inventory Cost.

Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation by charges to operations on a straight-line basis in amounts estimated to allocate the cost of the assets over their estimated useful lives. Depreciation expense was $1,758, $1,274 and $2,408 for the years ended January 2, 2005, January 1, 2006 and December 31, 2006, respectively. Depreciation expense was $550 and $722 for the three months ended April 2, 2006 and April 1, 2007, respectively. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment consist of the following:

		As of
		January 1,	December 31,	April 1,
	Estimated Useful Life	2006	2006	2007

Computer equipment and purchased software	1.5 - 3 years	$4,466	$4,972	$5,401
Test and lab equipment	3 years	2,878	3,883	4,110
Leasehold improvements	Shorter of life of lease or 5 years	4,659	5,600	6,324
Office furniture and equipment	3 - 5 years	552	470	694

Total property and equipment		12,555	14,925	16,529
Less: Accumulated depreciation and amortization		(6,923)	(9,122)	(9,858)

		$5,632	$5,803	$6,671

In connection with a lease incentive arrangement entered into as part of the Company’s new headquarters lease, the Company received reimbursements of approximately $2,800 and $790 for leasehold improvements capitalized in the years ended January 1, 2006 and December 31, 2006, respectively. As a result of this arrangement,

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

the Company recorded a lease incentive obligation for the reimbursed amount, and is amortizing that obligation as a reduction to rent expense over the term of the lease. As of December 31, 2006 and April 1, 2007, the unamortized amount was $2,740 and $2,610, respectively. During the years ended January 1, 2006 and December 31, 2006, the Company amortized the lease incentive obligation by approximately $300 and $542, respectively. During the three months ended April 2, 2006 and April 1, 2007, the Company amortized the lease incentive obligation by approximately $140 and $130, respectively. The remaining lease incentive amounts are classified either as components of other accrued expenses or other long-term liabilities based on the future timing of amortization against rent expense.

Capitalized Internal-Use Software

The Company capitalizes certain costs incurred to purchase internal-use software in accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. To date, such costs have included external direct costs of materials and services consumed in obtaining internal-use software and are included within computer hardware and software. Once the capitalization criteria of SOP 98-1 have been met, such costs are capitalized and amortized on a straight-line basis over three years after the software has been put into use. Subsequent additions, modifications, or upgrades to internal use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. At December 31, 2006, the Company had capitalized software of $2,285, net of accumulated depreciation of $1,824.

Software Development Costs

The Company’s research and development expenses have been charged to operations as incurred. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company capitalizes software development costs incurred after the technological feasibility of software development projects has been established. The Company determines technological feasibility has been established at the time when a working model of the software has been completed. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no software development costs have met the criteria for capitalization.

Revenue Recognition

The Company derives revenue from the licensing of software products and software upgrades; the sale of hardware products, maintenance and support services; and the sale of professional services, including training. Its products incorporate software that is more than incidental to the related hardware. Accordingly, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, No. 97-2, Software Revenue Recognition.

Under multiple-element arrangements where several different products or services are sold together, the Company allocates revenue to each element based on vendor specific objective evidence, VSOE, of fair value. It uses the residual method when fair value does not exist for one or more of the delivered elements in a multiple-element arrangement. Under the residual method, the fair value of the undelivered elements are deferred and subsequently recognized when earned. For a delivered item to be considered a separate element, the undelivered items must not be essential to the functionality of the delivered item and there must be VSOE of fair value for the undelivered items in the arrangement. Fair value is generally limited to the price charged when the Company sells the same or similar element separately or, when applicable, the stated substantive renewal rate. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. For example, in situations where the Company sells

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

a product during a period when it has a commitment for the delivery or sale of a future specified software upgrade, the Company defers revenue recognition until the specified software upgrade is delivered.

Significant judgments in applying the accounting rules and regulations to the Company’s business practices principally relate to the timing and amount of revenue recognition given its current concentration of revenues with one customer and its inability to establish VSOE of fair value for specified software upgrades.

The Company sells its products primarily through original equipment manufacturers (“OEM”) arrangements with telecommunications infrastructure vendors such as Nortel Networks. The Company has collaborated with its OEM customers on a best effort basis to develop initial product features and subsequent enhancements for the products that are sold by a particular OEM to its wireless operator customers. For each OEM customer, the Company expects to continue to develop products based on its core technology that are configured for the requirements of the OEM’s base stations and its operator customers. This business practice is common in the telecommunications equipment industry and is necessitated by the long planning cycles associated with wireless network deployments coupled with rapid changes in technology. Large and complex wireless networks support tens of millions of subscribers and it is critical that any changes or upgrades be planned well in advance to ensure that there are no service disruptions. The evolution of the Company’s infrastructure technology must therefore be planned, implemented and integrated with the wireless operator’s plans for deploying new applications and services and any equipment or technology provided by other vendors.

Given the nature of the Company’s business, the majority of its sales are generated through multiple-element arrangements comprised of a combination of product, maintenance and support services and, importantly, specified product upgrades. The Company has established a business practice of negotiating with OEMs the pricing for future purchases of new product releases and specified software upgrades. The Company expects that it will release one or more optional specified upgrades annually. To determine whether these optional future purchases are elements of current purchase transactions, the Company assesses whether such new products or specified upgrades will be offered to the OEM customer at a price that represents a significant and incremental discount to current purchases. Because the Company sells uniquely configured products through each OEM customer, it does not maintain a list price for its products and specified software upgrades. Additionally, as it does not sell these products and upgrades to more than one customer, the Company is unable to establish VSOE of fair value for these products and upgrades. Consequently, the Company is unable to determine if the license fees it charges for the optional specified upgrades include a significant and incremental discount. As such, the Company defers all revenue related to current product sales, software-only license fees, maintenance and support services and professional services until all specified upgrades committed at the time of shipment have been delivered. For example, the Company recognizes deferred revenue from sales to an OEM customer only when it delivers a specified upgrade that it had previously committed. However, when it commits to an additional upgrade before it has delivered a previously committed upgrade, the Company defers all revenue from product sales after the date of such commitment until it delivers the additional upgrade. Any revenue that the Company had deferred prior to the additional commitment is recognized when the previously committed upgrade is delivered.

If there are no commitments outstanding for specified upgrades, the Company recognizes revenue when all of the following have occurred: (1) delivery (FOB origin), provided that there are no uncertainties regarding customer acceptance; (2) there is persuasive evidence of an arrangement; (3) the fee is fixed or determinable; and (4) collection of the related receivable is reasonably assured, as long as all other revenue recognition criteria have been met. If there are uncertainties regarding customer acceptance, the Company recognizes revenue and related cost of revenue when those uncertainties are resolved. Any adjustments to software license fees are recognized when reported to the Company by an OEM customer.

For its direct sales to end user customers, which have not been material to date, the Company has recognized product revenue upon delivery provided that all other revenue recognition criteria have been met.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

The Company has established objective evidence of fair value for maintenance and support services by selling these elements separately from its products at consistent prices. It typically bundles maintenance and support services for one or two years, representing the warranty period, in the fee for initial product sales. The Company defers the fair value associated with maintenance and support services at the time of renewal and recognizes revenue for such services ratably over the service period.

The Company’s support and maintenance services consist of the repair or replacement of defective hardware, around-the-clock help desk support, technical support and the correction of bugs in its software. The Company’s annual support and maintenance fees are based on a fixed dollar amount associated with, or a percentage of the initial sales price for, the applicable hardware and software products. Included in the price of the product, the Company provides maintenance and support during the product warranty period, which is two years for base station channel cards and one year for software products. The Company allocates a portion of the initial product revenue to the maintenance and support services provided during the warranty period based on the fees the Company charges for annual support and maintenance when sold separately. This revenue is also deferred with the associated product revenue until such time as all outstanding specified software upgrades at the time of shipment are delivered, at which time the earned support and maintenance revenue is recognized and the unearned support and maintenance revenue is recognized over the remainder the applicable warranty period.

The Company provides professional services for deployment optimization, network engineering and radio frequency deployment planning, and provides training for network planners and engineers. The Company generally recognize revenue for these services as the services are performed as it has deemed such services not essential to the functionality of its products. The Company has successfully resolved all product defects to date and has not issued any refunds on products sold. As such, no provisions have been recorded against revenue or related receivables for potential refunds.

Concentrations of Credit Risk and Significant Customers

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, short-term and long-term investments, and accounts receivable. The Company maintains its cash and cash equivalents and investment accounts with two major financial institutions. The Company’s cash equivalents and investments are invested in securities with a high credit rating.

At January 1, 2006, the Company had two resellers who accounted for 90% and 10% of accounts receivable, individually. At December 31, 2006, the Company had one reseller who accounted for 99% of accounts receivable. At April 1, 2007, the Company had one reseller who accounted for 94% of accounts receivable. The Company had two customers who accounted for 73% and 18% of revenues for the year ended January 2, 2005 and one reseller who accounted for 92% and 95% of revenues individually for the years ended January 1, 2006 and December 31, 2006, respectively. The Company had two customers who accounted for 81% and 14% of revenues for the three months ended April 2, 2006 and two customers who accounted for 65% and 35% of revenues for the three months ended April 1, 2007. The Company has made an assessment that all of its accounts receivable are collectible and, therefore, has not provided any reserve for doubtful accounts as of January 1, 2006, December 31, 2006 and April 1, 2007.

Segment and Geographic Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statements and requires selected information of these segments be presented in interim financial reports to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision making group, as defined under SFAS No. 131,

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

consists of the Company’s chief executive officer, chief financial officer and the executive vice presidents. The Company views its operations and manages its business as one operating segment.

Stock-Based Compensation

As of December 31, 2006, the Company had one stock-based employee compensation plan which is more fully described in Note 13. Through the year ended January 1, 2006, the Company accounted for its stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and elected the disclosure-only requirements of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of the Company’s common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. The Company followed the provisions of EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods and Services, to account for grants made to non-employees.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. In accordance with SFAS No. 123(R), we will recognize the compensation cost of share-based awards on a straight-line basis over the vesting period of the award, which is generally five years, and have elected to use the Black-Scholes option pricing model to determine fair value. SFAS No. 123(R) eliminated the alternative of applying the intrinsic value method of APB Opinion No. 25 to stock compensation awards. We adopted the provisions of SFAS No. 123(R) on the first day of fiscal 2006 using the prospective-transition method. As such, we will continue to apply APB No. 25 in future periods to equity awards granted prior to the adoption of SFAS No. 123(R).

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income (loss) and its components in financial statements. Comprehensive income (loss) is defined as the change in stockholders’ equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. The comprehensive income (loss) for all periods presented is equal to the reported net income (loss).

Net (Loss) Income Per Share

The Company calculated net (loss) income per share in accordance with SFAS No. 128, Earnings Per Share, as clarified by EITF Issue No. 03-6, which clarifies the use of the “two-class” method of calculating earnings per share as originally prescribed in SFAS No. 128. Effective for periods beginning after March 31, 2004, EITF Issue No. 03-6 provides guidance on how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings per share should be allocated to a participating security when using the two-class method for computing basic earnings per share. The Company has determined that its convertible preferred stock represents a participating security and therefore has adopted the provisions of EITF Issue No. 03-6 retroactively for all periods presented.

Under the two-class method, basic net (loss) income per share is computed by dividing the net (loss) income applicable to common stockholders by the weighted-average number of common shares outstanding for the fiscal period. Diluted net (loss) income per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocated net income first to preferred stockholders based on dividend rights under the Company’s charter and then to common and preferred stockholders based on ownership interests. Net

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

losses are not allocated to preferred stockholders. Diluted net (loss) income per share gives effect to all potentially dilutive securities, including stock options using the treasury stock method and unvested restricted common stock.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) income per share is as follows:

	Years Ended			Three Months Ended
	January, 2	January 1,	December 31,	April 2,	April 1,
	2005	2006	2006	2006	2007
				(unaudited)

Numerator:
(Loss) income before cumulative effect of change in accounting principle	$(29,129)	$(63,014)	$74,449	$(12,139)	$(18,785)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Allocation of net (loss) income:
Basic:
Accretion of redeemable preferred stock	$7,394	$7,256	$7,328	$1,828	$1,834
Undistributed net income allocated to preferred stockholders	—	—	50,354	—	—

Net income applicable to preferred stockholders	7,394	7,256	57,682	1,828	1,834
Net (loss) income applicable to common stockholders before cumulative effect of change in accounting principle	(36,523)	(70,270)	16,767	(13,967)	(20,619)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income applicable to common stockholders	(36,523)	(70,270)	16,437	(14,297)	(20,619)

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Diluted:
Accretion of redeemable preferred stock	$7,394	$7,256	$7,328	$1,828	$1,834
Undistributed net income allocated to preferred stockholders	—	—	45,642	—	—

Net income applicable to preferred stockholders	7,394	7,256	52,970	1,828	1,834
Net (loss) income applicable to common stockholders before cumulative effect of change in accounting principle	(36,523)	(70,270)	21,479	(13,967)	(20,619)
Cumulative effect of change in accounting principle	—	—	(330)	(330)	—

Net (loss) income applicable to common stockholders	(36,523)	(70,270)	21,149	(14,297)	(20,619)

Net (loss) income	$(29,129)	$(63,014)	$74,119	$(12,469)	$(18,785)

Denominator:
Basic weighted average shares	11,409	12,959	13,542	13,423	13,814
Dilutive effect of common stock equivalents	—	—	5,405	—	—

Diluted weighted average shares	11,409	12,959	18,947	13,423	13,814
Calculation of net (loss) income per share:
Basic:
Net (loss) income applicable to common stockholders	$(36,523)	$(70,270)	$16,437	$(14,297)	$(20,619)
Weighted average shares of common stock outstanding	11,409	12,959	13,542	13,423	13,814
Net (loss) income per share	$(3.20)	$(5.42)	$1.21	$(1.07)	$(1.49)

Diluted:
Net (loss) income applicable to common stockholders	$(36,523)	$(70,270)	$21,149	$(14,297)	$(20,619)
Weighted average shares of common stock outstanding	11,409	12,959	18,947	13,423	13,814
Net (loss) income per share	$(3.20)	$(5.42)	$1.12	$(1.07)	$(1.49)

Cumulative effect of change in accounting principle
Basic			$(0.02)	$(0.02)

Diluted			$(0.02)	$(0.02)

Impairment of Long-Lived Assets

The Company accounts for its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets and certain identifiable assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Any write-downs are treated as permanent reductions in the carrying amount of

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

the assets. Based on this evaluation, the Company believes that, as of each of the balance sheet dates presented, none of the Company’s long-lived assets were impaired.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with SFAS No. 52, Foreign Currency Translation. The functional currency of the Company’s foreign subsidiaries in India, the United Kingdom, Japan and Korea is the U.S. dollar. Accordingly, all assets and liabilities of these foreign subsidiaries are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date. Revenue and expenses of these foreign subsidiaries are remeasured into U.S. dollars at the average rate in effect during the year. Any differences resulting from the remeasurement of assets, liabilities, and operations of India, United Kingdom, Japan and Korea subsidiaries are recorded within operating expense in the consolidated statements of operations. During the years ended January 2, 2005, January 1, 2006 and December 31, 2006, the Company recorded foreign currency gains of $24, $125 and $16 respectively, in research and development expense. During the three months ended April 2, 2006 and April 1, 2007, the Company recorded foreign currency gains of $14 and $5, respectively, in research and development expense.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which is the asset and liability method for accounting and reporting income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, SFAS No. 109 requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

Financial instruments consist principally of cash and cash equivalents, short-term and long-term investments, restricted investments, accounts receivable and accounts payable. The estimated fair values of these financial instruments approximate their carrying values.

Single or Limited Source Suppliers and Contract Manufacturers

Because the Company has subcontracted the manufacturing and assembly of its products and procurement of materials to a major independent manufacturer, the Company does not have significant internal manufacturing capabilities. The Company’s reliance on contract manufacturers exposes it to a number of risks, including reduced control over manufacturing capacity and component availability, product completion and delivery times, product quality, manufacturing costs, and inadequate or excess inventory levels, which could lead to product shortage or charges for excess and obsolete inventory. As of December 31, 2006, a majority of the Company’s sales consist of software-only license fees which do not include a manufactured hardware component.

New Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN No. 48. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109. FIN No. 48 prescribed a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN No. 48 effective January 1, 2007. The Company did not recognize any liability for

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

unrecognized tax benefits as a result of adopting FIN No. 48 as of January 1, 2007 and for the fiscal quarter ended April 1, 2007. The Company did not recognize any interest and penalties in the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and the fiscal quarter ended April 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes. SFAS 157 will be effective for us beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial position and results of operations.

3.  Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the freestanding warrants to purchase the Company’s convertible preferred stock are liabilities that must be recorded at fair value.

The Company adopted FSP 150-5 as of January 2, 2006 and recorded an expense of $330 for the cumulative effect of the change in accounting principle to reflect the estimated fair value of these warrants as of that date. For year ended December 31, 2006, the Company recorded $40 of non-cash interest expense to reflect the increase in fair value between January 2, 2006 and December 31, 2006. For the three months ended April 1, 2007, the Company recorded $87 of non-cash interest income to reflect the decrease in fair value between December 31, 2006 and April 1, 2007.

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of interest income (expense) until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the carrying amount of the preferred stock warrant liability will be reclassified to additional paid-in capital.

The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2004 and 2005, if applied retroactively as if FSP 150-5 had been adopted in those years, was not material.

4.  Investments

In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, we have classified our investment securities as held-to-maturity. These securities are reported at amortized cost, which approximates fair market value.

The amortized cost and estimated fair value of our investment securities are as follows:

	January 1, 2006		December 31, 2006		April 1, 2007
	Amortized	Fair Market	Amortized	Fair Market	Amortized	Fair Market
	Cost	Value	Cost	Value	Cost	Value

U.S. Treasury securities and debt securities of U.S. government agencies	$2,503	$2,501	$—	$—	$—	$—
Corporate debt securities	96,661	96,386	61,007	61,018	121,495	121,530
Asset-backed securities	16,433	16,403	12,301	12,302	3,967	3,967

	$115,597	$115,290	$73,308	$73,320	$125,462	$125,497

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

All held-to-maturity investment securities mature in less than one year as of January 1, 2006, December 31, 2006 and April 1, 2007.

5.  Income Taxes

The expense (benefit) for income taxes consisted of the following:

	January 2,	January 1,	December 31,
	2005	2006	2006

Current	$5	$10,875	$(10,742)
Deferred	(13,513)	(33,503)	30,861
Change in valuation allowance	13,513	33,503	(30,861)

	$5	$10,875	$(10,742)

The reconciliation of federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	January 2,	January 1,	December 31,
	2005	2006	2006

Expected provision at federal statutory rate, 35%	$(10,194)	$(18,249)	$22,297
State taxes, net of federal benefit	3	27	56
Foreign taxes	—	—	4
Extraterritorial income exclusion, net	(2,325)	(2,018)	—
Federal research and development credit, net	(999)	(1,837)	(2,436)
Domestic manufacturing deduction, net	—	(498)	—
Change in valuation allowance	13,513	33,503	(30,861)
Other items	7	(53)	198

Provision for (benefit from) income taxes	$5	$10,875	$(10,742)

At December 31, 2006, the Company had available net operating loss carryforwards of $18,001, and research and development tax credit carryforwards of $7,707, which expire on various dates through 2026. These carryforwards are subject to review and possible adjustment by the Internal Revenue Service. The Internal Revenue Code (IRC) contains provisions that limit the Company’s use of certain carryforwards as a result of significant changes in ownership, as defined in Sections 382 and 383 of the IRC. The Company believes that the use of the net operating loss carryforwards and research and development tax credit carryforwards is not subject to any such limitations.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	January 1,	December 31,
	2006	2006

Net operating loss carryforwards	$—	$6,300
Deferred revenue	72,155	27,257
Research and development credit carryforwards	—	7,707
Depreciation and amortization	193	411
Capitalization of start-up costs	382	—
Accrued expenses and other temporary differences	777	971

	73,507	42,646
Less valuation allowance	(73,507)	(42,646)

Net deferred tax assets	$—	$—

The Company reviews all available evidence to evaluate the recovery of deferred tax assets, including the Company’s recent history of accumulated losses over the last three years as well as its ability to generate income in future periods. The Company has concluded it is more likely than not that its deferred tax assets will not be realized given the cumulative losses over the last three years.

6.  Equipment Line of Credit

In October 2001, the Company entered into an equipment line of credit (Equipment Line), under which the Company borrowed $4,000 for the purchase of property and equipment. Interest was payable at an annual rate equal to the 36-month Treasury Note rate plus 4.15%, but not less than 8%, with a terminal interest payment equal to 10% of all borrowings, which the Company was accruing over the term of the Equipment Line. In July 2004, the Company paid all outstanding obligations owed, including principal and interest. All related collateral to the loan has been released and the line has been terminated.

In connection with the Equipment Line, the Company issued warrants to purchase 33,335 shares of Series B1 redeemable convertible preferred stock (Series B1 Preferred Stock) at an exercise price of $6.17 per share. The fair value of the warrants of $58 was recorded as a discount on the Equipment Line, and was amortized to interest expense over the repayment period. Interest expense related to the amortization of the warrants was $19 during the year ended January 2, 2005. Effective upon the closing of the Company’s proposed initial public offering, these warrants will become exercisable for 48,118 shares of common stock at an exercise price of $4.28 per share.

In July 2002, the Company entered into a second equipment line of credit (the Second Line), under which the Company borrowed $918 for the purchase of property and equipment. Interest was payable at an annual rate equal to the 36-month Treasury Note rate plus 5.80%, but not less than 9.6%, with a terminal interest payment equal to 11% of all borrowings, which the Company was accruing over the term of the Equipment Line. In July 2004, the Company paid all outstanding obligations owed, including principal and interest. All related collateral to the loan has been released and the line has been terminated.

In connection with the Second Line, the Company issued a warrant to purchase 62,034 shares of Series C redeemable convertible preferred stock (Series C Preferred Stock) at an exercise price of $1.612 per share. The fair value of the warrants of $61 was recorded as a discount on the Second Line, and was amortized to interest expense over the repayment period. Interest expense related to the amortization of the warrants was $42 during the year

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

ended January 2, 2005. On March 27, 2007, the holder net exercised the warrant and received 43,166 shares of Series C Preferred Stock.

7.  Commitments and Contingencies

The Company conducts its operations in leased facilities, and rent expense charged to operations for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 was approximately $541, $860, and $718, respectively. Rent expense for the three months ended April 2, 2006 and April 1, 2007 was $154 and $190, respectively.

In 2000, the Company entered into a five-year lease agreement for its headquarters facility. As part of this agreement, the Company issued a standby letter of credit for the landlord totaling $300, as a condition of this lease, which was increased to $370 during 2001 as the Company assumed additional space. The letter of credit lapsed over the lease period and was fully collateralized by a certificate of deposit maintained at the bank that issued the letter of credit. The remaining balance on the letter of credit of $100 has been classified as a short-term restricted investment at January 1, 2006 and fully lapsed in early 2006.

In October 2004, the Company entered into a seven-year lease agreement for a new headquarters facility. The Company is obligated to pay monthly rent through 2012. As part of this agreement, the Company obtained a standby letter of credit for the landlord totaling $142. The letter of credit is fully collateralized by a certificate of deposit maintained at the major financial institution that issued the letter of credit and is classified in other assets in the accompanying balance sheets.

In August 2005, the Company leased additional space adjacent to its headquarters, and increased the letter of credit and certificate of deposit by $51.

Future minimum commitments as of December 31, 2006, under all of the Company’s leases, are as follows:

Fiscal year:
2007	$1,175
2008	1,127
2009	1,131
2010	1,183
2011	1,191
Thereafter	279

$6,086

8.  Redeemable Convertible Preferred Stock

In May, July and August 2000, the Company sold 10,937,500 shares of Series A redeemable convertible Preferred Stock (Series A Preferred Stock) at $1.00 per share, resulting in net proceeds to the Company of $10,929.

In November 2000, the Company received a nonrefundable advance payment of $5,000 (the Advance Payment) from a vendor for the purchase of Series B redeemable convertible preferred stock. In February 2001, the Company issued 900,414 shares of Series B2 redeemable convertible preferred stock (Series B2 Preferred Stock) at a price of $5.553 per share in exchange for the Advance Payment. The conversion price reflected a 10% discount from the fair value of the Series B2 Preferred Stock. The value of the beneficial conversion feature, $556, was charged to operations in 2001 as research and development expense.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

In February, March and October 2001, the Company sold 3,994,328 shares of Series B1 Preferred Stock at $6.17 per share, resulting in net proceeds to the Company of $24,586.

In February, May and August 2002, the Company sold 25,031,017 shares of Series C Preferred Stock at $1.612 per share, resulting in net proceeds to the Company of $40,309.

In December 2003, the Company sold 2,989,537 shares of Series D Preferred Stock to a vendor at $3.345 per share, the stock’s deemed fair value, resulting in net proceeds to the Company of $9,986. In January 2006, the Company sold 298,953 shares of Series D Preferred Stock to an executive officer of the Company at $3.345 per share, resulting in net proceeds to the Company of $1,000.

The rights, preferences and privileges of the Series A Preferred Stock, Series B1 Preferred Stock, Series B2 Preferred Stock, Series C Preferred Stock and Series D Preferred Stock (collectively, the Preferred Stock) are as follows:

Dividends

The Company shall not declare or pay any dividends on shares of common stock unless the holders of the Preferred Stock then outstanding receive a per share amount equal to the dividends declared or paid on common stock.

Voting Rights

The Preferred Stockholders are entitled to vote on all matters with the common stockholders as if they were one class of stock. The Preferred Stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of the Preferred Stock is then convertible.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the corporation, as defined, the holders of the Series A, Series B1, Series B2, Series C and Series D Preferred Stock then outstanding will be entitled to be paid an amount equal to $1.00, $6.17, $5.553, $1.612 and $3.345 per share, or $10,937, $24,645, $5,000, $40,350 and $10,000, respectively, plus any cumulative dividends and any dividends declared but unpaid on such shares prior to any payment to common stockholders. Amounts remaining after the preference payment to the Preferred Stockholders, if any, will be shared on a proportional basis among all stockholders, including the Preferred Stockholders, whose portion will be determined based on the number of shares of common stock into which the Preferred Stock is convertible, up to a maximum of $3.00, $18.51, $16.659, $4.836 and $10.035 per preferred share for the holders of the Series A, Series B1, Series B2, Series C and Series D Preferred Stock, respectively.

Conversion

Each share of Series A, Series B1, Series B2, Series C and Series D Preferred Stock is convertible, at the option of the holder, at any time, into 1.125, 1.443, 1.415, 0.75 and 0.75 shares of common stock, respectively, adjusted for certain dilutive events, as defined. In addition, all shares of Preferred Stock shall be automatically converted into shares of common stock at these conversion ratios upon the closing of an underwritten public offering in which the aggregate net proceeds to the Company are not less than $40,000.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

Redemption Rights

If the holders of a majority, by voting power, of the outstanding shares of Series A, Series B1, Series B2, Series C and Series D Preferred Stock request in writing not less than 30 days nor more than 120 days prior to each of December 31, 2006, December 31, 2007 and December 31, 2008, the Company would be required to redeem from each holder of shares of Preferred Stock the respective portions of the number of shares of such Preferred Stock held by each such holder listed in the following table. In the event of such a redemption, the holders of Series A, Series B1, Series B2, Series C and Series D Preferred Stock would receive an amount equal to $1.00, $6.17, $5.553, $1.612 and $3.345 per share, respectively, plus cumulative dividends at an amount equal to 8% per annum, and any declared but unpaid dividends. Because of the contingent redemption obligation, the Company has classified these securities as temporary equity securities in accordance with EITF Topic D-98. As of December 31, 2006, cumulative dividends of $5,812, $11,629, $2,362, $15,800 and $2,507 have been accrued for Series A, Series B1, Series B2, Series C and Series D Preferred Stock, respectively.

Maximum Portion of Shares of
Mandatory Redemption Date	Preferred Stock to be Redeemed

December 31, 2006	33 1/3%
December 31, 2007	50%
December 31, 2008	All shares then held

As of December 31, 2006, the redemption values of the Series A, Series B1, Series B2, Series C and Series D Preferred Stock were $16,749, $36,274, $7,362, $56,150 and $13,507, respectively. As of January 1, 2006, the redemption values of the Series A, Series B1, Series B2, Series C and Series D Preferred Stock were $15,877, $34,308, $6,963, $52,931 and $11,635, respectively.

9.  Common Stock

The Company has 90,000,000 authorized shares of common stock, of which a total of 13,520,587 and 13,814,623 shares have been issued as of January 1, 2006 and December 31, 2006, respectively. Common stockholders are entitled to one vote for each share held and to receive dividends if and when declared by the Board of Directors and subject to and qualified by the rights of holders of the preferred stock. Upon dissolution or liquidation of the Company, holders of common stock will be entitled to receive all available assets subject to any preferential rights of any then outstanding preferred stock. As of January 1, 2006 and December 31, 2006, the Company has reserved common shares for the following issuances:

	January 1, 2006	December 31, 2006

Series A Preferred Stock	12,307,744	12,307,744
Series B1 Preferred Stock	5,765,749	5,765,749
Series B2 Preferred Stock	1,273,943	1,273,943
Series C Preferred Stock	18,810,329	18,810,329
Series D Preferred Stock	3,364,069	3,364,069
2000 Stock Plan	8,656,609	12,113,373
Series B1 Warrants	48,118	48,118
Series C Warrant	32,282	32,282

Total number of common shares reserved	50,258,843	53,715,607

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

Founders’ Shares

In March 2000, the Company issued 4,923,098 shares of restricted common stock to its two founders in exchange for $200, or $0.00004 per share, which represented the fair value of the common stock on the date of issue. The restricted stock agreements provided for the immediate vesting of 20% of the restricted shares. In the event that a founder was terminated, the Company had the right to repurchase at the original purchase price, $0.00004 per share, the number of shares that had not vested. The repurchase rights, in aggregate for the two founders, lapsed over five years at a rate of 196,924 shares per quarter beginning in March 2000. As of December 31, 2006, no founders’ shares were subject to repurchase.

10.  The 2000 Stock Incentive Plan

Under the Company’s 2000 Stock Incentive Plan (the 2000 Plan), the Company can issue up to 21,005,251 shares of common stock. The 2000 Plan provides for the granting of incentive stock options (ISOs) and nonstatutory stock options and for the sale of restricted common stock to employees, officers, directors and consultants of the Company.

Restricted Common Stock

Under the 2000 Plan, the Board may authorize the sale of common stock to employees, directors and consultants of the Company. The purchase price and the terms under which the Company may repurchase such shares shall be determined by the Board.

Prior to 2005, the Company had issued 8,014,987 shares of restricted stock with prices ranging from $0.000041 to $1.0664. During the year ended January 1, 2006, the Company sold 75,187 shares of restricted common stock under the 2000 Plan at $2.128 per share which represented the fair market value of the common stock as determined by the Board on the date of sale. All of these shares are subject to stock repurchase agreements in the event that the holder terminates relationship with the Company before the repurchase provisions lapse. Vesting periods for restricted stock grants are generally five years.

During 2004 and the three months ended April 1, 2007, 4,388 and 45,011 shares were repurchased at their original issuance price, respectively. At January 1, 2006, December 31, 2006 and April 1, 2007, 138,784, 82,520 and 30,007 shares of restricted common stock were subject to repurchase, respectively.

Stock Options

Under the 2000 Plan, the Board may grant ISOs and nonstatutory stock options to officers, employees, directors and consultants of the Company. ISOs may be granted only to employees and nonqualified stock options may be granted to officers, employees and consultants of the Company. The Board determines the option price for all stock options. Grants to officers, employees and directors typically vest 20% on the first anniversary date of the grant, with an incremental 5% vesting each quarter, thereafter. All stock options issued under the Plan expire ten years from the date of grant.

As there was no public market for our common stock prior to this offering, the Company determined the volatility percentage used in calculating the fair value of stock options it granted based on an analysis of the historical stock price data for a peer group of companies that issued options with substantially similar terms. The expected volatility percentage used in determining the fair value of stock options granted in fiscal 2006 and the three months ended April 1, 2007 was 89% and 78%, respectively. The expected life of options has been determined utilizing the “simplified” method as prescribed by the Securities and Exchange Commission’s, or SEC’s, Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of options granted during fiscal 2006 and the three months ended April 1, 2007 was 6.5 years. For fiscal 2006 and the three months ended April 1, 2007, the weighted-average risk free interest rate used was 4.79%. The risk-free interest rate is based on a 7-year treasury

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

instrument whose term is consistent with the expected life of the stock options. Although the Company has paid a one-time special cash dividend in April 2007, the expected dividend yield is assumed to be zero as it does not anticipate paying cash dividends on its shares of common stock in the future. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate of 3.0% for fiscal 2006 and the three months ended April 1, 2007 in determining the expense recorded in its consolidated statement of operations. This rate was derived by review of the Company’s historical forfeitures since 2000.

A summary of stock option grants between December 13, 2005 and March 22, 2007 is as follows:

	Number of
	Shares Subject		Fair Value
	to Options	Exercise	of
	Granted	Price	Common Stock

December 13, 2005	633,898	$2.67	$4.91	(a)
January 23, 2006	87,767	2.67	5.29	(a)
April 18, 2006	256,177	3.00	5.05	(a)
July 19, 2006	167,275	3.00	3.67	(a)
August 21, 2006	1,311,383	3.00	4.08	(a)
October 17, 2006	254,259	3.67	6.10	(a)
November 28, 2006	303,625	7.62	7.62	(b)
February 28, 2007	360,068	7.04	7.04	(b)
March 22, 2007	135,028	7.07	7.07	(b)

Total:	3,509,480

(a)	Fair value as determined in a retrospective valuation
(b)	Fair value as determined in a contemporaneous valuation

Prior to this offering, there was no public market for the Company’s common stock, and, in connection with its grants of stock options and issuance of restricted stock awards, the Company’s board of directors, with input from management, determined the fair value of its common stock. The board exercised judgment in determining the estimated fair value of the Company’s common stock on the date of grant based on several objective and subjective factors, including operating and financial performance and corporate milestones, the liquidation preferences, dividend rights and voting control attributable to its then-outstanding convertible preferred stock and, primarily, the likelihood of achieving a liquidity event such as an initial public offering or sale of the company. As shown in the table above, the fair value of the Company’s common stock fluctuated from December 2005 to August 2006 due to several objective and subjective factors, including changes in the market values of comparable publicly traded companies, the acceptance of the Company’s technology in the market, the decline in sales during the first half of 2006 for the Company’s Rev 0 products and the willingness of wireless operators to deploy the Company’s planned Rev A products in the second half of 2006. The value of the Company’s common stock increased from August 2006 through March 2007 primarily due to the delivery and market acceptance of the Company’s planned Rev A products in September 2006 and the increased likelihood of achieving a liquidity event, such as an initial public offering.

In preparation for the initial public offering of its common stock, the Company reviewed the fair value of its common stock during the two year period prior to the filing of this initial registration statement, in accordance with the practice aid of the American Institute of Certified Public Accountants, or AICPA, titled Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

In November 2006, the Company prepared a contemporaneous analysis of the fair value of its common stock. The Company determined the value for its common stock $7.62 per share as of November 15, 2006. The Company used the income and market approaches to value the company. Under the income approach, the Company applied the discounted cash flow method. Future values were converted to present value using a discount rate of 20%, which was derived using the capital asset pricing model. Under the market approach, the Company compared itself to various publicly traded companies in similar lines of business.

The Company then allocated its value between its common stock and preferred stock using the probability-weighted expected return method. The most likely liquidity event was assumed to be an initial public offering, which was assigned a probability weight of 50% and an assumed liquidity date of April 15, 2007. The analysis also considered a sale/merger scenario as well as a scenario where the company remained privately held.

In determining the fair value of its common stock, the Company applied a 35% discount for lack of marketability to the remaining privately held scenario only to reflect the fact that there is no established trading market for its stock. The Company determined the discount for lack of marketability by looking at two sources of empirical evidence: studies of private transactions prior to public offerings and studies of restricted stocks. These studies have calculated average discounts to be approximately 43% for private transactions prior to public offerings and 32% for restricted stocks. The Company then adjusted these discounts to reflect factors specific to its common stock. When multiplied by the probability factor assigned to remaining privately held, the overall effective discount for lack of marketability is 16%.

The Company also performed retrospective analyses of the fair value of its common stock on each of the grant dates of stock options and restricted stock since December 2005.

Similar to the contemporaneous analysis performed previously, the Company assigned probabilities to the various liquidity events. For the period from December 2005 through August 2006, the most likely liquidity event was assumed to be remaining a private company. This event was assigned a weighting of 90% as the Company had not yet expanded its OEM customer base, the development of its new products was still in its infancy and it was undergoing a transition to its next product version where sales of its existing product were declining rapidly.

In September and October of 2006, the Company achieved several key milestones, including the completion of an amendment to its agreement with its largest customer to deliver the next software release, the completion of an agreement with a new OEM customer, and the initial deployments of the next version OEM base station channel cards by the wireless operators. As such, the Company increased the probability scenario for an IPO to 30% from 10%. The indicated valuation of the Company’s common stock was determined to be $6.10 per share as of October 17, 2006.

As a result of these retrospective analyses, the Company recorded additional stock based compensation expense of approximately $241 for fiscal 2006, to reflect amounts equal to the differences between the values calculated using the Black-Scholes option pricing model with the initial assessments of fair value of common stock and the values calculated using the Black-Scholes option pricing model with the reassessed fair values of its common stock for each of the stock-based awards granted between January 23, 2006 and October 17, 2006.

In February 2007, the Company performed an additional contemporaneous analysis of the fair value of its common stock. The Company used the same assumptions as those used in its November 15, 2006 appraisal, except the initial public offering scenario assumed a liquidity date of July 15, 2007 and the selected multiples under the market approach were reduced to reflect the complexity of the Company’s revenue accounting and related financial results. The Company determined that the indicated value of its common stock was $7.04 per share as of February 23, 2007.

In March 2007, the Company performed an additional contemporaneous analysis of the fair value of its common stock. The Company used the same assumptions as those used in the February 23, 2007 appraisal, except the most likely liquidity event of an initial public offering was assigned a probability weight of 55%, up from 50% in the previous valuation analysis. The increase in the probability was due to additional progress made towards the

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

filing of a registration statement. The Company determined that the indicated value of its common stock was $7.07 per share as of March 22, 2007.

Stock option and restricted stock activity under the 2000 Plan is summarized as follows:

			Weighted		Weighted
		Weighted	Average		Average
		Average	Remaining		Fair
	Number of	Exercise Price	Contractual	Aggregate	Value
	Shares	per Share	Term in Years	Intrinsic Value	Per Share

Outstanding at December 28, 2003	3,318,469	$0.89
Granted	4,088,260	1.47			$0.21

Exercised	(558,046)	0.48		$365

Cancelled	(284,320)	0.92

Outstanding at January 2, 2005	6,564,363	$1.28	8.55	$4,711

Granted	2,073,426	2.41			$0.44

Exercised	(303,030)	1.09		$266

Cancelled	(172,908)	1.53

Outstanding at January 1, 2006	8,161,851	$1.56	8.06	$27,309

Granted	2,380,486	3.65			$3.96

Exercised	(293,992)	1.35		$671

Cancelled	(240,533)	2.00

Outstanding at December 31, 2006	10,007,812	$2.05	7.67	$55,641

Granted (unaudited)	495,096	7.04			$5.10

Exercised (unaudited)	(149,499)	1.58		$859

Cancelled (unaudited)	(46,771)	2.21

Outstanding at April 1, 2007 (unaudited)	10,306,638	2.30	7.55	$49,138

Exercisable at January 2, 2005	1,393,127	0.94	7.07	$1,483

Exercisable at January 1, 2006	2,828,168	1.15	8.06	$10,618

Exercisable at December 31, 2006	4,169,331	1.34	6.47	$26,163

Exercisable at April 1, 2007 (unaudited)	4,405,949	1.38	6.32	$25,058

Options vested or expected to vest at December 31, 2006	9,707,578	2.05	7.67	$53,972

Options vested or expected to vest at April 1, 2007 (unaudited)	9,997,439	2.30	7.55	$47,664

None of the options granted after the adoption of SFAS No. 123(R) on January 1, 2006 vested during the twelve months ended December 31, 2006.

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

For fiscal 2006 and the three months ended April 1, 2007, the Company recorded expense of $800 and $514, respectively, in connection with share-based awards. As of December 31, 2006, a future expense for non-vested stock options of $8,000 was expected to be recognized over a weighted-average period of 4.6 years. The adoption of FAS 123R had no effect on cash flow for any period presented.

The following table summarizes stock-based compensation expense related to employee and director stock options, employee stock purchases, and restricted stock grants for the years ended January 2, 2005, January 1, 2006 and December 31, 2006 and the three months ended April 2, 2006 and April 1, 2007 which were allocated as follows:

	Years Ended			Three Months Ended
	January 2,	January 1,	December 31,	April 2,	April 1,
	2005	2006	2006	2006	2007
				(unaudited)

Cost of service revenue	$—	$—	$40	$1	$33
Research and development expense	—	—	435	13	293
Selling and marketing expense	—	—	141	—	144
General and administrative expense	—	—	184	120	44

Total stock-based compensation expense	$—	$—	$800	$134	$514

11.  Deferred Revenue and Deferred Product Cost

Deferred revenue and deferred product cost at April 1, 2007 (unaudited) consists of the following:

	Current	Long-Term	Total

Deferred revenue related to April 2005 specified upgrade	$156,899	$—	$156,899
Deferred revenue related to September 2006 specified upgrade	127,094	—	127,094
Other deferred revenue	515	116	631

Total deferred revenue	$284,508	$116	$284,624

Deferred product cost related to April 2005 specified upgrade	$33,849	$—	$33,849
Deferred product cost related to September 2006 specified upgrade	524	—	524

Total deferred product cost	$34,373	$—	$34,373

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

Deferred revenue and deferred product cost at December 31, 2006 consists of the following:

	Current	Long-Term	Total

Deferred revenue related to April 2005 specified upgrade	$156,899	$—	$156,899
Deferred revenue related to September 2006 specified upgrade	85,820	—	85,820
Other deferred revenue	562	137	699

Total deferred revenue	$243,281	$137	$243,418

Deferred product cost related to April 2005 specified upgrade	$33,849	$—	$33,849
Deferred product cost related to September 2006 specified upgrade	365	—	365

Total deferred product cost	$34,214	$—	$34,214

Deferred revenue and deferred product cost at January 1, 2006 consists of the following:

	Current	Long-Term	Total

Deferred revenue related to October 2001 specified upgrade	$159,553	$176	$159,729
Deferred revenue related to April 2005 specified upgrade	—	111,780	111,780
Other deferred revenue	1,369	246	1,615

Total deferred revenue	$160,922	$112,202	$273,124

Deferred product cost related to October 2001 specified upgrade	$38,774	$—	$38,774
Deferred product cost related to April 2005 specified upgrade	—	28,192	28,192

Total deferred product cost	$38,774	$28,192	$66,966

12.  Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	January 1,	December 31,	April 1,
	2006	2006	2007
			(unaudited)

Payroll and related accruals	$3,677	$5,301	$2,476
Accrued rent expense	415	569	577
Accrued income taxes	3,332	—	—
Accrued legal fees	43	591	120
Accrued audit and tax	162	167	663
Accrued royalties	281	315	273
Other accruals	666	898	648

	$8,576	$7,841	$4,757

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

13.  Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees. The Plan allows for matching contributions to be made. As of December 31, 2006, no matching contributions had been made by the Company. In 2007, the Company will match 50% of employee contributions on the first 4% of their eligible compensation.

14.  Related Party Transactions

In 2004, the Company entered into an agreement with Qualcomm Incorporated under which it licenses software for use in the development of infrastructure equipment. The Company also entered into a supply and distribution agreement with Qualcomm relating to its ipBTS products. The Company paid Qualcomm approximately $8,267 in 2004, $2,753 in 2005, $1,133 in 2006 and $210 in the first quarter of fiscal 2007 in upfront license payments, royalties and component purchases under its license and supply agreements with Qualcomm. In 2004, Qualcomm paid the Company approximately $47 for certain consulting services. In the first quarter of fiscal 2007, Qualcomm paid the Company $46 for a prototype purchase. Amounts due to Qualcomm of $281, $201 and $97 were included in accrued expenses and other current liabilities as of January 1, 2006, December 31, 2006 and April 1, 2007, respectively.

15.  Special Cash Dividend

On March 8, 2007, the Company declared a special cash dividend of $1.333 per common stock equivalent payable on April 5, 2007 to stockholders of record on March 28, 2007. The payment to holders of common stock and redeemable convertible preferred stock in April 2007 was $72,707. In conjunction with this dividend and as required by our stock incentive plan, all vested and unvested options outstanding were adjusted by multiplying the exercise price by 0.8113 and the number of shares of common stock issuable upon exercise of the option by 1.2326. As the fair value of the modified stock option grants was the same as the fair value of the original option grants immediately before the modification, no incremental compensation cost will be recognized as a result of this special cash dividend. The option information in Note 10 does not reflect these adjustments to the outstanding awards. We have not declared or paid any other cash dividends on our capital stock.

16.  Subsequent Events

On April 30, 2007, the Company acquired 3Way Networks Limited, a United Kingdom-based provider of personal base stations and solutions for the UMTS market, for an aggregate purchase price of approximately $11,000 in cash and 441,845 shares of common stock.

In May 2007, the Company’s board of directors approved the 2007 Stock Incentive Plan. The 2007 Stock Incentive Plan permits the Company to grant incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. The number of shares of common stock that may be issued under the 2007 Stock Plan shall equal the sum of 11,252,813 shares of common stock, any shares of common stock reserved for issuance under the 2000 Stock Plan that remain available for issuance under the 2000 Stock Plan immediately prior to the closing of this offering and any shares of common stock subject to awards under the 2000 Stock Plan which awards expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased without having been fully exercised; provided, however, that the maximum number of shares of common stock that may initially be issued under the 2007 Stock Plan shall be 20,130,557, including the maximum number of shares that may be rolled over upon expiration of the 2000 Stock Plan.

17.  Reverse Stock Split

On May 22, 2007, the board of directors of the Company approved, and on June 18, 2007, the stockholders of the Company approved, a 1-for-1.333 reverse stock split of the Company’s common stock, which was effective on

AIRVANA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(dollars in thousands, except per share amounts)

June 29, 2007. All share data shown in the accompanying consolidated financial statements and related notes have been retroactively revised to reflect the reverse stock split.

18.  Quarterly Financial Data (unaudited)

The following table presents the Company’s unaudited quarterly consolidated results of operations for each of the eight quarters in the period ended December 31, 2006. The unaudited quarterly consolidated information has been prepared on the same basis as our audited consolidated financial statements. You should read the following table presenting our quarterly consolidated results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,	April 1,
	2005	2005	2005	2006	2006	2006	2006	2006	2007

Revenue	$481	$343	$401	$1,122	$162	$167,299	$1,513	$1,296	$269
Cost of revenue	1,280	1,265	2,438	1,550	1,575	40,430	1,560	1,730	1,683
Gross (loss) profit	(799)	(922)	2,037	(428)	(1,413)	126,869	(47)	(434)	(1,414)
Total operating expenses	10,007	12,230	13,988	15,187	14,591	16,312	16,316	20,651	20,079
(Loss) income from operations	(10,806)	(13,152)	(16,025)	(15,615)	(16,004)	110,557	(16,363)	(21,085)	(21,493)
Net (loss) income	(12,469)	(15,039)	(18,164)	(17,342)	(12,469)	120,499	(14,790)	(19,121)	(18,785)
Basic net (loss) income per share	$(1.15)	$(1.31)	$(1.52)	$(1.44)	$(1.07)	$2.20	$(1.22)	$(1.53)	$(1.49)
Diluted net (loss) income per share	$(1.15)	$(1.31)	$(1.52)	$(1.44)	$(1.07)	$2.01	$(1.22)	$(1.53)	$(1.49)

Airvana
Mobile Broadband. Everywhere.

Airvana's Products In The Network

Mobile Network Products
AirVista™ Network Management System
EV-DO Software in OEM Base Station
IP-Radio Access Network (IP-RAN)
Radio Network Controller (RNC)
Operator Core Network
Universal Access Gateway (UAG)
skyBTS™
IP-RAN
Internet
Personal Base Station
Flat-Architecture EV-DO Base Station
Fixed-Mobile Convergence Products

Our Mobile Network EV-DO products consist of a combination of base stations, radio network controllers (RNCs), and a network management system. Together, these products provide broadband services to mobile phones and other mobile devices connected to the network. Our skyBTS is a base station for air-to-ground radio access networks that will deliver broadband Internet connectivity to aircraft.

The Flat Architecture EV-DO Base Station (in development) will combine multiple radio access network functions into a single device. This will make the network easier to engineer and deploy, and more reliable. The Flat Architecture EV-DO Base Station is intended for use initially in enterprise, campus, hot spot and public safety deployments.

For Fixed-Mobile Convergence, the Personal Base Station (in development) is a small base station or "femto" cell that will provide in-building mobile broadband coverage. The Universal Access Gateway (UAG) will enable mobile phone users to roam between mobile and in-building networks. The UAG will provide mobility for 'hand-offs' between different types of access points, and security for the operator's network. The UAG will also ensure necessary quality of service, and collect statistics for operators' billing systems.

*Note: other elements in the diagram, shown in gray, are not Airvana products but are included in the illustration to provide context.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the NASDAQ Stock Market listing fee.

Amount

Securities and Exchange Commission registration fee	$2,931
NASD, Inc. filing fee	10,045
NASDAQ Stock Market listing fee	150,000
Accountants’ fees and expenses	1,300,000
Legal fees and expenses	1,300,000
Blue Sky fees and expenses	20,000
Transfer Agent’s fees and expenses	15,000
Printing and engraving expenses	150,000
Miscellaneous	52,024

Total expenses	$3,000,000

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation, that will become effective upon the closing of this offering, provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of us, by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, all such persons being referred to as an indemnitee, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, liabilities, losses, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, and amounts paid in settlement actually and reasonably incurred by or on behalf of an indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our restated certificate of incorporation provides that we will indemnify any indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses, including attorneys’ fees, and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if the indemnitee acted in good faith and in a manner which the indemnitee reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which the indemnitee shall have been adjudged to be liable to us, unless, and only to the extent that, the Court of Chancery of Delaware or the court in which such action or suit was brought determines upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, the indemnitee is fairly and reasonably entitled to indemnity for such expenses, including attorneys’ fees, which the Court of Chancery of Delaware or such other court shall deem proper. Expenses must be advanced to an indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and our executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Stock Issuances

•	On January 27, 2006, we issued 298,953 shares of series D preferred stock to Jeffrey D. Glidden, our Chief Financial Officer, at a price per share of $3.345 for an aggregate purchase price of $999,997.79. Upon the closing of this offering, these shares will convert automatically into 224,270 shares of our common stock.

•	On April 30, 2007, in connection with the acquisition of all of the outstanding shares of 3Way Networks Limited, we issued an aggregate of 441,845 shares of common stock to the stockholders of 3Way Networks.

The issuances of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder for transactions by an issuer not involving a public offering or pursuant to Regulation S promulgated under the Securities Act for transactions by an issuer that occur outside the United States. All of the purchasers in these transactions represented to us in connection with their purchase that they were accredited investors or not U.S. persons, as applicable, and were acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. Such recipients either received adequate information about us or had access to such information

The foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

(b) Stock option grants

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on the exemption provided by Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

•	Between April 1, 2004 and April 5, 2007, we granted stock options to purchase 6,208,326 shares of common stock with exercise prices ranging from $1.47 to $7.62 per share, to employees, directors and consultants pursuant to our 2000 Stock Plan. Between April 6, 2007 and July 3, 2007, we granted stock options to purchase 785,777 shares of common stock with exercise prices ranging from $0.001 to $7.44 per share, to employees, directors and consultants pursuant to our 2000 Stock Plan. The stock options to purchase 6,208,326 shares of common stock granted prior to April 6, 2007 and related exercise prices do not reflect the adjustment resulting from the cash dividend on our capital stock that we paid in April 2007. Between April 1, 2004 and July 3, 2007, options to purchase 1,020,938 shares of common stock were exercised for consideration aggregating $1.2 million. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Description of Exhibit

1	.1**	Underwriting Agreement
3	.1**	Certificate of Incorporation of the Registrant, as amended
3	.2**	By-laws of the Registrant
3	.3**	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3	.4**	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)
4	.1**	Specimen Certificate evidencing shares of common stock
5	.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1**	2000 Stock Incentive Plan, as amended
10	.2**	2007 Stock Incentive Plan
10	.3**	Forms of Incentive Stock Option Agreements under 2007 Stock Incentive Plan
10	.4**	Forms of Nonstatutory Stock Option Agreements under 2007 Stock Incentive Plan
10	.5**	Third Amended and Restated Investor Rights Agreement dated June 6, 2007 between the Registrant and the Preferred Investors, Other Investors, Founders and Warrant Holders
10	.6†**	Development and Purchase and Sale Agreement for CDMA High Data Rate (1xEv-DO) Products dated October 1, 2001 between the Registrant and Nortel Networks, Inc., as amended
10	.7†**	HDR Infrastructure Equipment License Agreement, entered into on September 18, 2000, by and between Qualcomm Incorporated and the Registrant, as amended
10	.8†**	CSM 6800 Software Agreement, entered into as of April 28, 2004, by and between Qualcomm Incorporated and the Registrant
10	.9**	Lease Agreement, dated as of October 4, 2004, between the Registrant and W9/TIB Realty, L.L.C.
10	.10**	Lease Agreement, dated as of August 4, 2005, between the Registrant and W9/TIB III Realty, L.L.C.

Exhibit
Number		Description of Exhibit

10	.11**	Form of Director and Executive Officer Indemnification Agreement
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23	.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Chelmsford, Commonwealth of Massachusetts, on this 5th day of July, 2007.

AIRVANA, INC.

By:	/s/ Randall S. Battat
Randall S. Battat
President and Chief Executive Officer

The undersigned, Anthony S. Thornley, a director of Airvana, Inc., hereby constitutes and appoints Randall S. Battat and Jeffrey D. Glidden, and each of them singly (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature		Title	Date

/s/ Randall S. Battat Randall S. Battat		President, Chief Executive Officer and Director (principal executive officer)	July 5, 2007

/s/ Jeffrey D. Glidden Jeffrey D. Glidden		Vice President, Chief Financial Officer (principal financial and accounting officer)	July 5, 2007

* Hassan Ahmed		Director	July 5, 2007

* Robert P. Badavas		Director	July 5, 2007

* Gururaj Deshpande		Director	July 5, 2007

* Vedat M. Eyuboglu		Vice President, Chief Technical Officer and Director	July 5, 2007

* Paul J. Ferri		Director	July 5, 2007

* Steven Haley		Director	July 5, 2007

/s/ Anthony S. Thornley Anthony S. Thornley		Director	July 5, 2007

* Sanjeev Verma		Vice President of Marketing and Business Development and Director	July 5, 2007

*By:	/s/ Jeffrey D. Glidden Jeffrey D. Glidden Attorney-in-Fact

Exhibit Index

Exhibit
Number		Description of Exhibit

1	.1**	Underwriting Agreement
3	.1**	Certificate of Incorporation of the Registrant, as amended
3	.2**	By-laws of the Registrant
3	.3**	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)
3	.4**	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)
4	.1**	Specimen Certificate evidencing shares of common stock
5	.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1**	2000 Stock Incentive Plan, as amended
10	.2**	2007 Stock Incentive Plan
10	.3**	Forms of Incentive Stock Option Agreements under 2007 Stock Incentive Plan
10	.4**	Forms of Nonstatutory Stock Option Agreements under 2007 Stock Incentive Plan
10	.5**	Third Amended and Restated Investor Rights Agreement dated June 6, 2007 between the Registrant and the Preferred Investors, Other Investors, Founders and Warrant Holders
10	.6†**	Development and Purchase and Sale Agreement for CDMA High Data Rate (1xEv-DO) Products dated October 1, 2001 between the Registrant and Nortel Networks, Inc., as amended
10	.7†**	HDR Infrastructure Equipment License Agreement, entered into on September 18, 2000, by and between Qualcomm Incorporated and the Registrant, as amended
10	.8†**	CSM 6800 Software Agreement, entered into as of April 28, 2004, by and between Qualcomm Incorporated and the Registrant
10	.9**	Lease Agreement, dated as of October 4, 2004, between the Registrant and W9/TIB Realty, L.L.C.
10	.10**	Lease Agreement, dated as of August 4, 2005, between the Registrant and W9/TIB III Realty, L.L.C.
10	.11**	Form of Director and Executive Officer Indemnification Agreement
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23	.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

**	Previously filed.
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission.